Omnicare, Inc.

2004 Annual Report



Longevity (lon-jev'i-te)

1. Long life 2. Long duration

Longevity

In business as in life, we strive for it. Omnicare is no exception. In fact, Omnicare vigorously pursues longevity. For the nation's senior population we serve through safe, cost-effective pharmaceutical therapy that produces healthier, longer lives. And for our shareholders through aggressive growth strategies and conservative financial management, designed to create long-term shareholder value. It might be said that longevity is Omnicare's purpose.

Omnicare is a leading provider of pharmaceutical care for seniors. Each and every day, Omnicare's experienced staff of pharmacists serve residents in skilled nursing, assisted living and other healthcare facilities, comprising approximately 1,086,000 beds in 47 states in the United States and in Canada, with one goal in mind: to help ensure the longevity of the senior population in a high-quality, cost-effective manner.

Omnicare Senior Pharmacy Services, the nation's largest institutional pharmacy services provider, is distinguished by its advanced clinical programs and comprehensive pharmaceutical care. The cornerstone of its clinical programs, the Omnicare *Geriatric Pharmaceutical Care Guidelines*®, is a unique, clinically based drug formulary used in determining the most appropriate drug therapy for the elderly, while Omnicare health management programs aid in early detection of illness and treatment among seniors. Omnicare has also expanded its service offerings to include specialty pharmaceutical distribution and pharmacy benefit management services.

Omnicare also captures a tremendous amount of data every day. Omnicare combines this data with its proprietary outcomes algorithm technology, based on medical best practice in geriatric pharmacotherapy, to identify and assist in the treatment of disease states in the elderly.

Leveraging its core clinical resources and information database, Omnicare's reach now extends beyond the institutional healthcare setting. Through *Omnicare Senior Health Outcomes*,℠ Omnicare manages pharmaceutical care on behalf of major corporations for retirees, employees and their dependents, who live independently.

Today, *Omnicare Information Solutions* is also the largest provider of clinical and financial software to skilled nursing and assisted living facilities throughout the United States.

Omnicare Clinical Research, a leading contract research organization with operations in 30 countries, partners with drug manufacturers to help develop new drugs that safely and affordably enhance the quality of life.

Table of Contents

Safe Harbor Statement

Except for historical information, statements in this report that are forward-looking involve risks and uncertainties. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. Please see Management's Discussion and Analysis, page 49, for factors that could cause results to differ materially from those discussed.

Financial Highlights

(In thousands, except per share data)	For the years ended December 31, 2004	2003	2002
Total net sales	**$4,119,891**	$3,499,174	$2,632,754
Operating income (earnings before interest and taxes, EBIT)	**$ 442,436**	$ 387,583	$ 256,586
Special items[a][b]	**7,389**	—	23,195
Adjusted EBIT[a][b]	**$ 449,825**	$ 387,583	$ 279,781
Net income	**$ 236,011**	$ 194,368	$ 125,906
Special items, net of taxes[a][b][c]	**4,618**	7,853	14,381
Adjusted net income[a][b][c]	**$ 240,629**	$ 202,221	$ 140,287
Earnings per share (EPS)[d]:			
Basic EPS	**$ 2.29**	$ 1.97	$ 1.34
Special items, net of taxes[a][b][c]	**0.04**	0.08	0.15
Adjusted basic EPS[a][b][c]	**$ 2.33**	$ 2.05	$ 1.49
Diluted EPS[e]	**$ 2.17**	$ 1.89	$ 1.33
Special items, net of taxes[a][b][c]	**0.04**	0.07	0.15
Adjusted diluted EPS[a][b][c][e]	**$ 2.21**	$ 1.97	$ 1.48
Diluted EPS, excluding "if-converted" impact of 4.00% junior subordinated convertible debentures ("4.00% Convertible Debentures")	**$ 2.26**	$ 1.93	$ 1.33
Adjusted diluted EPS, excluding 4.00% Convertible Debentures[a][b][c]	**$ 2.31**	$ 2.01	$ 1.48
Net cash flows from operating activities	**$ 168,858**	$ 174,066	$ 150,719
EBITDA:[f]			
EBIT	**$ 442,436**	$ 387,583	$ 256,586
Depreciation and amortization	**56,296**	53,020	45,263
EBITDA[f]	**498,732**	440,603	301,849
Special items[a][b]	**7,389**	—	23,195
Adjusted EBITDA[a][b][f]	**$ 506,121**	$ 440,603	$ 325,044

The Financial Highlights information above should be read in conjunction with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(a) Special items in 2004 include a special charge in connection with certain state Medicaid audits related to prior periods, which management believes are either infrequent occurrences or otherwise not related to the ongoing operations of Omnicare.

(b) Special items in 2002 include restructuring charges, which management believes are either infrequent occurrences or otherwise not related to the ongoing operations of Omnicare. See Note 12 of the Notes to Consolidated Financial Statements for information concerning these restructuring charges.

(c) Special items in 2003 include the call premium and write-off of unamortized debt issuance costs (included in interest expense), which management believes are either infrequent occurrences or otherwise not related to the ongoing operations of Omnicare. See Note 7 of the Notes to Consolidated Financial Statements for information concerning these special items.

(d) EPS (basic EPS; special items, net of taxes; adjusted basic EPS; diluted EPS; and adjusted diluted EPS) is reported independently for each amount presented. Accordingly, the sum of the individual amounts may not necessarily equal the separately calculated adjusted EPS amount for the corresponding period.

(e) In 2004, the Emerging Issues Task Force of the Financial Accounting Standards Board ratified Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." See Notes 1 and 11 of the Notes to Consolidated Financial Statements for information on the effect of this adoption.

(f) EBITDA represents earnings before interest (net of investment income), income taxes, depreciation and amortization. Omnicare believes that certain investors find EBITDA to be a useful tool for measuring a company's ability to service its debt, which is also the primary purpose for which management uses this financial measure. However, EBITDA does not represent net cash flows from operating activities, as defined by U.S. Generally Accepted Accounting Principles, and should not be considered as a substitute for operating cash flows as a measure of liquidity. Omnicare's calculation of EBITDA may differ from the calculation of EBITDA by others. See Five-Year Summary of Selected Financial Data for a reconciliation of EBITDA to net cash flows from operating activities.

In 2004, Omnicare made significant strides toward ensuring the longevity of the senior population and positioning your company for longevity in terms of shareholder value creation. Despite a challenging year in the industry, Omnicare achieved record sales and completed another year of earnings growth in 2004. This was accomplished through the continued successful execution of our acquisition and integration strategy, the implementation of our clinical initiatives to help seniors live longer and healthier lives, and our continued vigilance in lowering costs.

The Year in Review

Net sales in 2004 reached $4.1 billion, an 18% increase over the previous year. Net income was $236.0 million as compared with $194.4 million, and diluted earnings per share were up 14.8% to $2.17. After adjusting for special items and dilution in connection with a change in accounting related to our contingent convertible securities, our adjusted net income of $240.6 million increased 19% in 2004, with adjusted diluted earnings per share reaching $2.31, up 14.9%.



Edward L. Hutton, Chairman of the Board



Joel F. Gemunder, President and Chief Executive Officer

Earnings before interest, income taxes, depreciation and amortization (EBITDA) for the full year 2004, including special items, was $498.7 million versus $440.6 million in 2003. Excluding special items, 2004 adjusted EBITDA was $506.1 million versus $440.6 million in 2003, up 15%.

Operating cash flow reached $168.9 million in 2004, relatively even with 2003. This performance was impacted by several unusual items. First, cash flow in 2004 was reduced by $44 million owing to a change in payment terms under a new contract with our drug wholesaler, by $27 million related to a backup in payments from the Medicaid program in Illinois, and by $18 million for the reduction of an acquired company's payable to its previous drug wholesaler, which also impacted 2003 operating cash flow by $15 million. Adjusting for these items, our normalized cash flow was strong and in line with our expectations.

At December 31, 2004, your company's balance sheet also continued strong with $84.4 million in cash, and total debt to total capitalization stood at 39.9%, down 30 basis points from the comparable prior year-end. The strength of our financial position continues to provide us with the flexibility to pursue and fund our growth strategies.

Growth Leads to Longevity in Our Institutional Pharmacy Business

Our strong sales for the year were driven by the continued growth in our pharmacy business, *Omnicare Senior Pharmacy Services*, where sales grew 19% to $3.98 billion. Adjusted operating profit, excluding special items, totaled $485.6 million in 2004, up 18% over 2003. At year-end 2004, we served long-term care facilities comprising approximately 1,086,000 beds, up 8% over 2003.

The substantial sales growth in this business during the year was driven by the expansion of our clinical and other service programs, drug price inflation, the market penetration of newer branded drugs, offset in part by increasing use of generic drugs, and, most important, the continued execution of our acquisition strategy. During the year, we made a total of 19 small, institutional pharmacy acquisitions. This included Omnicare's first foray outside the United

States in the institutional pharmacy business with the acquisition of Medico Pharmacy, a long-term care pharmacy provider based in Toronto, Ontario.

During the year, we signed a new comprehensive pharmacy services agreement with VITAS Healthcare Corporation, the largest hospice provider in the nation and a subsidiary of Chemed Corporation, substantially expanding our involvement in the hospice pharmacy services market. Under our agreement, Omnicare will provide pharmacy and related clinical services as well as formulary compliance and claims adjudication for the more than 9,000 patients VITAS serves every day.

GROWING OUR CUSTOMER BASE
Beds Served
(Year-end) (thousands)



1,100
1,000
900
800
700
600
500
400
300
200
100
0
7.5
8.3
16.1
29.0
70.0
101.6
147.6
216.5
300.0
443.1
578.7
631.2
636.5
662.0
754.0
1,003.0
1,086.0
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

Our sales growth for 2004 was achieved despite the continuation of pricing trends we saw over much of the year, namely Medicaid reimbursement reductions, including reimbursement formula and drug-specific pricing changes, as well as intense competitive pricing pressures, that have impacted our margins. That said, we are realigning our operating costs to bring them in line with the current pricing and reimbursement dynamics. We have cost reduction and productivity enhancement initiatives as well as new procurement programs now in place. These should have a gradual positive effect as we progress through 2005 and beyond.

We have also undertaken a major new initiative to reconfigure our pharmacy operating infrastructure and to utilize greater capacity in our repackaging facilities that is expected to result in significant cost savings over a longer-term time horizon. The savings from these programs will provide not only for insulation against further pricing and reimbursement pressures, but also for a very efficient cost structure that can be leveraged by our ongoing growth.

Long-Term Outlook Positive for Our CRO

Omnicare Clinical Research, our contract research organization (CRO), recorded revenues for 2004 of $136.3 million versus $153.9 million in 2003, including reimbursable out-of-pocket expenses. Operating profit totaled $13.0 million in 2004 as compared with $12.6 million in 2003. While we saw a decline in revenues in 2004 due to delays and cancellations of existing projects, our cost reduction and productivity enhancement initiatives allowed us to improve year-over-year margins.

Moreover, in mid-December, we completed the acquisition of Clinimetrics Research Associates, Inc., which increased our CRO business by one-third and gives us a significantly enhanced presence with biotechnology and early-stage pharmaceutical companies. These firms typically require greater services from CRO companies, as their in-house drug development capabilities are often less robust than their large pharmaceutical company counterparts.

We see a positive long-term outlook in *Omnicare Clinical Research* as we benefit from broadening our customer base, the streamlining and globalization of our business, our capabilities in the geriatric market and our strong presence in the overall drug development marketplace.

Acquisition of NeighborCare

On June 4, 2004, we commenced a tender offer for all of the outstanding shares of the common stock of institutional pharmacy services provider, NeighborCare, Inc. (NASDAQ:NCRX), for $30.00 per share in cash. Omnicare's tender offer price represents a 70% premium over NeighborCare's closing stock price on May 21, 2004, the last day of trading before Omnicare's proposed offer to acquire NeighborCare was made public on May 24, 2004. It also represents a 40% premium over the 30-day trading average prior to the announcement of the offer. We have obtained the financial commitments that will be required to consummate this transaction.

We believe the NeighborCare transaction makes compelling business sense. The combination represents an excellent strategic fit and would create a premier institutional pharmacy company, one that is stronger and more efficient with even greater resources than we have today to provide quality care and expanded services for our customers.

The Federal Trade Commission is currently reviewing the transaction, and Omnicare is diligently providing the information requested. As in all of our acquisition activity, we are a disciplined but determined buyer and remain confident in our ability to consummate this acquisition.

TOTAL NET SALES
($ millions)



5,000
4,000
3,000
2,000
1,000
0
00 01 02 03 04

ADJUSTED EBITDA[a]
($ millions)



600
500
400
300
200
100
0
00 01 02 03 04

(a) excluding special items as referenced on page 1

ADJUSTED NET INCOME[a]
($ millions)



300
250
200
150
100
50
0
00 01 02 03 04

(a) excluding special items as referenced on page 1

ADJUSTED DILUTED EPS[b]



2.50
2.00
1.50
1.00
0.50
0
00 01 02 03 04

(b) excluding special items as referenced on page 1, and EITF 04-8

A New Era in Pharmaceutical Care for the Elderly

With regard to the long-term care industry, we see a relatively stable environment for our customers. Naturally, we continue to monitor the key issues relating to healthcare funding, including the efforts of state Medicaid programs to contain or reduce costs either through the legislative process or by other means.

Of particular importance for the long-term care pharmacy industry and for your company going forward is the implementation of the new Medicare drug benefit effective January 1, 2006. In January 2005, the Centers for Medicare & Medicaid Services (CMS) released its final regulations governing the new Medicare Part D benefit. As detailed in these regulations, Prescription Drug Plans, or PDPs, sponsored by commercial insurers or other private entities approved by CMS, are scheduled to begin offering a drug benefit to Medicare-eligible beneficiaries, including those dually eligible under Medicaid, which will include many residents of the skilled nursing facilities we serve.

Standards and required capabilities for pharmacies serving long-term care under the Medicare Part D benefit were recently released by CMS. Omnicare not only meets but exceeds such standards. In fact, we believe Omnicare has much to bring to the PDPs – from our advanced clinically based formulary targeted solely at seniors, to our disease management programs and pharmaceutical case management services, to data on drug utilization in this marketplace. Long-term success in this program, we believe, will not be driven only by efficient distribution methods, but also by providing quality pharmaceutical care specific to the burgeoning senior population.

There are still many specifics yet to be determined through subregulatory guidance from CMS, from its long-term care study due in June and through the outcome of our negotiations with PDPs over the next several months. All things considered, we believe Omnicare is well-positioned to add value under the new Medicare Part D benefit. We will monitor developments and continue to ready your company as the year progresses.

As leaders in our industry, we are actively involved in working to assure that high quality standards and appropriate funding for drug therapy are maintained for seniors. Pharmaceuticals remain among the most cost-effective means of treating the chronic illnesses of the frailest members of our society and, as such, should be appropriately funded. The geriatric pharmaceutical business offers meaningful solutions to containing healthcare costs while ensuring the well-being of the nation's growing elderly population. Omnicare is well-positioned to address these trends, and has demonstrated its commitment to payors to advance clinical programs that can yield substantially lower costs while enhancing quality of care.

Our Strategy for Longevity

So as we enter 2005, we continue to address the challenges presented by competitive pricing pressures and select reimbursement issues in the current environment. Over our 24-year history, Omnicare has faced a number of industry and reimbursement challenges and has not only survived, but thrived. Fortunately, our growth strategy over the years has enabled us to significantly increase the size of our core pharmacy business and to generate economies of scale. This, coupled with conservative financial management, has helped us weather untoward industry conditions when they occur. Moreover, we are taking further steps to re-engineer our cost structure in new and innovative ways.

Going forward, we believe our strategy of leveraging growth in our core pharmaceutical distribution business through the development and expansion of clinical and information services will enable us to continue to deliver value to residents, payors, clients, partners and shareholders. The rapid growth in the elderly population, coupled with the continuation of our active acquisition program, should only continue to increase the demand in our core distribution business while providing us the opportunity to expand our clinical programs, ancillary services and information resources to the institutional as well as the independent living markets.

Omnicare's *Geriatric Pharmaceutical Care Guidelines®* will continue to add value by driving compliance toward drugs that provide the best health outcomes for patients and the best economic outcomes for payors. Our health management programs, which cover the major diseases of aging such as osteoporosis, congestive heart failure, and early dementia/Alzheimer's disease along with, in 2005, a major new chronic kidney disease program and initiatives to address polypharmacy, have been proven to promote positive resident outcomes while reducing overall costs. This will be increasingly important for those organizations, such as Medicare Advantage Plans, that manage not only drugs, but the entire healthcare benefit and are seeking ways to control costs.

We have further leveraged our skill sets in this area to promote improved healthcare through participation in disease management demonstration projects sponsored by CMS. In partnership with XLHealth, a leading provider of health support and management services for diabetic and congestive heart failure patients and their physicians, Omnicare is now involved in two government programs designed to demonstrate that through appropriate drug therapy and related disease management protocols, the overall cost of treating chronically ill Medicare beneficaries with diagnoses of severe diabetes, congestive heart failure and cardiovascular disease can be reduced. Our participation in these programs demonstrates our strong belief that managing disease through appropriate drug therapy, compliance and prevention is the future of healthcare.

Another avenue of growth for Omnicare lies in taking our clinical expertise and information resources to large corporate employers who offer retiree drug benefits. Omnicare is providing services to these employers that reduce unnecessary and inappropriate drug use and optimize drug therapy for certain at-risk groups. *Omnicare Senior Health Outcomes*SM has added two large employers, Procter & Gamble and Unisource, to its client list in 2004.

As the population ages, the information and data that we possess on geriatric pharmaceutical care will only become more important, thereby creating new possibilities to develop and capitalize on our unique geriatric database and enhance the longevity of the elderly. Toward that end, in 2004 we signed a multi-year agreement with IMS Health Incorporated, the nation's leading provider of information solutions to the pharmaceutical and healthcare industries, that will help us accelerate the commercialization of our rich data assets.

The drive toward new drug discovery will also continue to support outsourcing of research and development services, which bodes well for our CRO business. Finally, the newer drugs that are coming to market from the biotechnology industry are more clinically complex than their predecessors. Here, too, we see an opportunity to leverage our pharmacy network in specialty pharmaceutical distribution.

Longevity is Omnicare's purpose. Enhancing the longevity and quality of life of the seniors we serve means long-term value creation for our shareholders.

In Closing

We see a challenging but exciting year ahead. Our solid fundamentals, our proven growth strategy and our financial strength and flexibility have positioned us well for the new era we are about to enter. We have extensive experience and considerable expertise in geriatric pharmaceutical care, coupled with intelligence and data on drug utilization and outcomes in our specialized population. Our inherent strength as a company due to these attributes affords us the resources and insight to add substantial value in the management of a new drug benefit for seniors.

We would like to acknowledge that Omnicare enhanced its board of directors in 2004 with the addition of two skilled business leaders – Amy Wallman, former partner of Ernst & Young International, and John T. Crotty, managing partner of CroBern Management Partnership, LLP, a healthcare advisory and investment firm. Along with the other respected members of our board, they play a crucial role in the governance of Omnicare.

We want to pay tribute to another board member – Sheldon Margen, M.D., who passed away in December. Dr. Margen, professor emeritus of public health at the University of California, Berkeley, served as a director of Omnicare since its inception in 1981. He was considered one of the world's foremost experts in nutritional sciences and was recognized for his work in endocrinology and bioethics. As a valued Omnicare board member, he provided wise counsel, particularly in matters of healthcare and new medical technologies, and had a genuine concern for the people we serve. We will truly miss him.

Our longevity as a company is a tribute to the professionalism, commitment and hard work of the 12,900 Omnicare employees around the world. For this, we are grateful, as we are for the ongoing support of our shareholders.

Longevity is Omnicare's purpose. Enhancing the longevity and quality of life of the seniors we serve means long-term value creation for our shareholders. Longevity – what we hope for you, for your company and for your investment in Omnicare.

Edward L. Hutton ***Chairman of*** ***the Board***	***Joel F. Gemunder*** ***President and*** ***Chief Executive Officer***

March 25, 2005



Longevity

Improving pharmaceutical care leads to longer and healthier lives for the residents **Omnicare** serves, lower healthcare costs for payors and continued opportunities for growth.

Longevity has provided Omnicare, an industry pioneer, with the experience and expertise to meet the special pharmaceutical needs of the residents it serves and the long-term care facilities where they reside. Over the years, Omnicare has built an efficient network of pharmacies in 47 states. And, setting the stage for new growth opportunities, Omnicare has recently entered the estimated $1 billion Canadian long-term care pharmacy market through the acquisition of Medico Pharmacy, a Toronto-based provider of pharmacy services for skilled nursing, assisted living and other long-term care facilities. Ontario is the largest province for long-term care services, and expansion in the Canadian market offers additional opportunities for growth.

In addition to broad geographic coverage, Omnicare also provides a wide array of services designed to meet the specialized needs of the long-term care population. Customers of *Omnicare Senior Pharmacy Services* benefit from personalized service provided by each of its local pharmacies, including specialty unit-dose packaging, delivery, 24-hour/7-day availability, pharmacist consulting, medical records, infusion and respiratory therapy, and medical supplies. All of these services are backed by a national organization with the resources necessary to support innovation and the constant


IOWA
MEXICO





development of new services and programs.

Improving pharmaceutical care is the heart of service and program development at Omnicare. Its well-honed clinical expertise has allowed Omnicare to create and expand its roster of cutting-edge clinical programs supported by technological advances to provide its clients with opportunities to improve the quality of care for the residents they serve while reducing overall healthcare costs.

In addition to its comprehensive clinical services, Omnicare has specialty pharmacy and compounding operations, enabling Omnicare to distribute drugs that require special handling. Specialty distribution will play an increasing role as newer biotechnology drugs, typically requiring refrigeration and special administration, come to market.

Omnicare's mail-order and pharmacy benefit management (PBM) businesses have enabled the company to expand outside the institutional market and pursue additional opportunities in the Medicare and managed care markets. This experience should become increasingly important as the Medicare Drug Benefit develops and as Omnicare continues to pursue strategies to serve the broader ambulatory senior population.

Omnicare continues to expand the geographic reach of its pharmaceutical and related service offerings in an effort to better serve new and existing customers. Growth in Omnicare's core business means it can offer more services to more customers with greater efficiency, supporting both the longevity of its business and the residents it serves.



Longevity

Omnicare is dedicated to preserving the vitality of the nation's elderly by continuing to enhance and expand its clinical expertise.

An important distinguishing factor for Omnicare is its well-recognized clinical expertise and its advanced and proprietary clinical programs that are designed to ensure appropriate drug therapy and enhance the longevity and quality of life of the elderly in a cost-effective manner.

As a leading provider of pharmacy services to the long-term care population, Omnicare efficiently purchases, packages and dispenses drugs in unit-of-use packaging while checking each prescription for adverse interactions or for a more appropriate drug therapy. But Omnicare's role is much broader than that. By focusing on appropriate drug use – not just the cost of medication – Omnicare pharmacists assist in reducing overall healthcare costs related to increased hospitalizations, invasive procedures, physician visits and nursing time.

Omnicare is able to lower costs for payors while improving resident care through the use of the Omnicare *Geriatric Pharmaceutical Care Guidelines,*® the first clinically based formulary tailored to seniors. Now in its 12th edition, the latest formulary contains 1,087 drug reviews and more than 200 rankings of therapeutic classes most relevant to diseases of aging.

The *Omnicare Guidelines*® ranks drugs based solely on clinical effectiveness and only then on relative cost. There is significant compliance among physicians who use the formulary as an aid in choosing the best clinical therapy at the lowest cost for each resident, thereby strengthening Omnicare's relationship with the facility, the payor, the resident and the physician. Its development is directed by an impartial 12-member Pharmacy and Therapeutics Committee and its findings are reviewed by a panel of 103 practicing healthcare professionals and academicians. All clinical recommendations in the *Omnicare Guidelines*® are made by the University of the Sciences in Philadelphia exclusively for Omnicare, and it has been consistently reviewed and recommended by the American Geriatrics Society.

As part of its daily activities, Omnicare collects a substantial amount of data about the residents it serves. Targeted at the most prevalent diseases of aging, Omnicare's health management programs combine this data with the *Omnicare Guidelines,*® resident care plans and its proprietary outcomes algorithm technology to electronically screen and identify residents at risk for a given disease state, such as congestive heart failure, osteoporosis, Alzheimer's disease, pain management and depression. This data is vital for Omnicare pharmacists to identify under-diagnosed and undertreated conditions among long-term care residents and make recommendations, based on medical best practice, for optimal drug therapy.


GERIATRIC PHARMACEUTICAL CARE GUIDELINES
The Omnicare Formulary



These programs will be increasingly important for those organizations, such as Medicare Advantage Plans or large corporations, that manage not only drugs, but the entire healthcare benefit.

In that vein, Omnicare is taking its clinical expertise to the broader ambulatory senior population. Through *Omnicare Senior Health Outcomes,*℠ it is now working with a number of leading FORTUNE 500® employers, identifying opportunities to reduce unnecessary and inappropriate drug use and optimize drug therapy, to improve the health of retirees, employees and their dependents, while lowering overall costs for the employer.

With its unique clinical focus and unparalleled clinical experience and expertise, Omnicare is poised to continue to meet the growing and specialized needs of the elderly for longevity and an enhanced quality of life.



Longevity

Omnicare's rich information resources provide the knowledge to target opportunities for improved quality and lower costs.


Name
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
Medicare
Medicaid
Private
Insurance
Leave
Other
Total
A. Dennis 15 15
Alvin 31 31
Ann 31 31
Gayle 31 31
Louise 31 31
Margaret 31 31
Marjorie 31 31
Norma 31 31
Oliva 31 31
Rita 27 2 29

Omniview™ data contained on this screen is for demonstration purposes only.

Omnicare's leadership and longevity is also attributable to the investments and innovations it has made to simplify the daily operations of its customers and to aid them in operating more efficiently. Through such investments, Omnicare has become the largest provider of clinical, rehabilitation and financial software for long-term care facilities. Today, Omnicare's information technology can provide the status of prescription orders, the ability to order refills or to review residents' reimbursement status, and to print real-time medication administration records.

As important, with web-based *Omniview,™* customers can perform pre-admission drug cost analysis and review therapeutic interchange and generic substitution recommendations for appropriate therapy while reducing drug costs. The system also enables multi-facility customers to monitor drug utilization throughout their organization and to receive centralized electronic billing. Moreover, Omnicare's web-based *Pro-Tracking™* system allows customers to track and monitor performance and quality measurements for their organization.

Omnicare is also leading the way in the electronic capture of Minimum Data Sets (MDS) with its introduction of *MDS2Go,™* a handheld PDA system to collect relevant data at the point-of-care, eliminating handwritten MDS worksheets.

Omnicare's information resources are designed not only to benefit Omnicare customers, but also enhance the longevity of the senior population. In the course of its daily activities, Omnicare gains extensive data on the geriatric population, which is embedded in a robust, longitudinal database. This unique database, de-identified to protect resident confidentiality, provides a wealth of information on the outcomes of drug therapy.



This data can also provide insights into optimal pharmaceutical care. In the long-term care environment, specialized, compliance-driven drug distribution systems are utilized and residents' drug regimens are reviewed monthly by highly skilled clinical pharmacists who, in concert with physicians, manage the effectiveness of drug therapy. As a result, pharmaceutical care is coordinated and controlled, resulting in nearly 100% compliance with drug therapy. Since this is not the case for seniors living independently, where there is a multiplicity of prescribing physicians and where many prescriptions go unfilled, or medications are untaken, substantial opportunity exists for pharmaceutical manufacturers, payors and healthcare professionals to study predictive models and outcomes of therapy with an eye toward optimizing pharmaceutical care for community-dwelling seniors and reducing healthcare costs.

Its repository of senior-focused pharmaceutical informatics provides Omnicare with a number of potential growth opportunities, including providing its data to pharmaceutical manufacturers on a subscription basis, or conducting outcome studies to measure the effectiveness of drugs in the elderly. Further, Omnicare's data on drug utilization in this population and its extensive knowledge in geriatric pharmaceutical care can also provide significant value to those developing and managing prescription drug plans under the new Medicare Drug Benefit as well as large corporations seeking to provide high-quality healthcare benefits while containing costs.

Omnicare Clinical Research, a leading contract research organization (CRO) operating in 30 countries, provides clinical trials management (Phase I-IV), data analysis and data submission in all major therapeutic categories for pharmaceutical manufacturers and biotechnology companies. Moreover, through its PeriApproval and Geriatric Studies Group, Omnicare's CRO provides the skill sets necessary to assist drug manufacturers in the development of new drugs promoting the well-being of the elderly. As the population ages, there has been heightened development of drugs targeting the diseases of aging. This allows Omnicare's CRO to leverage its network of nursing homes and assisted living investigational sites, as well as its geriatric pharmaceutical expertise. Omnicare has increased its investment in the CRO business to place greater focus on the biotechnology sector. With the mapping of the human genome, drug discovery in this segment has been accelerating, resulting in a growing need for clinical trials and outsourcing services in this market.

Omnicare remains committed to harnessing its wealth of information and clinical expertise within its operations to secure longevity for the company while enhancing the longevity of the senior population.

Board of Directors

Edward L. Hutton[4]
Chairman of the Board of Omnicare, Inc.
Chairman of the Board of Chemed Corporation

Joel F. Gemunder[4]
President and Chief Executive Officer of Omnicare, Inc.

John T. Crotty[1][3]
Managing Partner of CroBern Management
Partnership LLP

Charles H. Erhart, Jr.[1][2][3][4]
Retired President of W.R. Grace & Co.

David W. Froesel, Jr.[4]
Senior Vice President and Chief Financial Officer
of Omnicare, Inc.

Sandra E. Laney
Chairman and Chief Executive Officer
of Cadre Computer Resources Co.

Andrea R. Lindell, DNSc, RN[2][3]
Dean and Professor in the College of Nursing
and Associate Senior Vice President
for the Medical Center at the University of Cincinnati

John H. Timoney[1][2]
Retired Senior Vice President
of Applied Bioscience International, Inc.

Amy Wallman[2]
Retired Partner with Ernst & Young International

(1) Member of the Nominating and Governance Committee
(2) Member of the Audit Committee
(3) Member of the Compensation and Incentive Committee
(4) Member of the Executive Committee

Corporate Officers

Joel F. Gemunder[1]
President and Chief Executive Officer

Patrick E. Keefe[1]
Executive Vice President – Operations

Timothy E. Bien, R.Ph., FASCP[1][2]
Senior Vice President – Professional Services and Purchasing

David W. Froesel, Jr.[1]
Senior Vice President and Chief Financial Officer

Cheryl D. Hodges[1]
Senior Vice President and Secretary

Kirk M. Pompeo[1]
Senior Vice President – Sales and Marketing

Bradley S. Abbott
Vice President, Controller and Group Executive – Corporate Financial Services Group

Robert E. Dries
Vice President and Group Executive – Operations Finance Group

W. Gary Erwin, Pharm.D., FASCP[2]
Vice President – Health Systems Programs and President, *Omnicare Senior Health Outcomes*

Tracy Finn
Vice President – Strategic Planning and Development

D. Michael Laney
Vice President – Management Information Systems

Thomas W. Ludeke
Vice President and President of *Accu-Med Services*

Daniel J. Maloney, R.Ph.
Vice President – Purchasing

Thomas R. Marsh
Vice President – Financial Services and Treasurer

David Morra
Vice President and Chief Executive Officer of *Omnicare Clinical Research*

Regis T. Robbins
Vice President – Analysis and Controls

J. Michael Roberts
Vice President – Human Resources

John D. Stone
Vice President – Internal Audit

Timothy L. Vordenbaumen, Sr., R.Ph.
'ice President – Government Affairs

illiam A. Fitzpatrick, R.Ph.
›rporate Compliance Officer

(1) Executive Officer of Omnicare, Inc.
(2) Fellow of the American Society of Consultant Pharmacists

Operating Management

Omnicare Senior Pharmacy Services

Operations Finance Group

Robert E. Dries, *Group Executive*

Dennis B. Blank, *Vice President*

Vice Presidents – Pharmacy Operations Group

James E. Cialdini

Denis R. Holmes

Thomas L. Jordan, *Respiratory Services*

Mark E. Sechrist, *Dialysis Services*

Vice Presidents – Professional Services Group

Barbara J. Zarowitz, Pharm.D., *Chief Clinical Officer*

Lisa R. Welford, R.Ph., FASCP[2], *Clinical Operations*

Senior Regional Vice Presidents – Pharmacy Operations

John W. Driscoll
Western Region

Jeffrey M. Stamps, R.Ph., FASCP[2]
Eastern Region

Regional Vice Presidents – Pharmacy Operations

Michael J. Arnold, R.Ph.
South Central Region

Joseph L. Dupuy, R.Ph., FASCP[2]
Southern Region

A. Samuel Enloe, R.Ph.
Midwest/Gateway Region

Thomas A. Schleigh, Jr., R.Ph.
Southwest Region

Rolf K. Schrader, R.Ph., FASCP[2]
Northern/Central Ohio

David H. West
Florida

Omnicare Clinical Research

David Morra
Chief Executive Officer

Kevin D. Duffy
Senior Vice President – Global Marketing and Business Development

Dale B. Evans, Ph.D.
President, PeriApproval and Geriatric Clinical Studies

David Ginsberg, D.O.
Chief Medical Officer

Ronald L. Greenspan
Chief Financial Officer

Benoit Martin
President – International

Leonard F. Stigliano
President – Global Operations

Omnicare Senior Health Outcomes

W. Gary Erwin, Pharm.D., FASCP[2]
President

Omnicare Information Solutions

Thomas W. Ludeke
President, *Accu-Med Services*

Contents

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process that is designed under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control – Integrated Framework*, our management concluded that, as of December 31, 2004, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which appears herein.

PRICEWATERHOUSECOOPERS

To the Stockholders and
Board of Directors of Omnicare, Inc.

We have completed an integrated audit of Omnicare, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Omnicare, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 11 to the consolidated financial statements, effective December 31, 2004, the Company adopted the provisions of Emerging Issues Task Force Issue Number 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." Accordingly, 2003 diluted earnings per share has been restated from the amount previously reported.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
March 15, 2005

Omnicare, Inc. and Subsidiary Companies
(In thousands, except per share data)

	For the years ended December 31, 2004	2003	2002
Sales	**$4,101,224**	$3,474,354	$2,606,450
Reimbursable out-of-pockets	**18,667**	24,820	26,304
Total net sales	**4,119,891**	3,499,174	2,632,754
Cost of sales	**3,070,856**	2,576,794	1,915,397
Reimbursed out-of-pocket expenses	**18,667**	24,820	26,304
Total direct costs	**3,089,523**	2,601,614	1,941,701
Gross profit	**1,030,368**	897,560	691,053
Selling, general and administrative expenses	**587,932**	509,977	411,272
Restructuring charges (Note 12)	**—**	—	23,195
Operating income	**442,436**	387,583	256,586
Investment income	**3,184**	4,166	3,276
Interest expense (Note 7)	**(70,421)**	(81,300)	(56,811)
Income before income taxes	**375,199**	310,449	203,051
Income taxes	**139,188**	116,081	77,145
Net income	**$ 236,011**	$ 194,368	$ 125,906
Earnings per share:			
Basic	**$ 2.29**	$ 1.97	$ 1.34
Diluted (Note 11)	**$ 2.17**	$ 1.89	$ 1.33
Weighted average number of common shares outstanding:			
Basic	**103,238**	98,800	94,168
Diluted (Note 11)	**112,819**	107,896	94,905

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

Omnicare, Inc. and Subsidiary Companies
(In thousands, except share data)

	December 31, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 84,169**	$ 187,413
Restricted cash	**262**	714
Deposit with drug wholesaler	**44,000**	—
Accounts receivable, less allowances of $123,288 (2003-$108,813)	**838,705**	678,255
Unbilled receivables	**14,007**	15,281
Inventories	**331,367**	326,550
Deferred income tax benefits	**94,567**	53,224
Other current assets	**142,702**	121,651
Total current assets	**1,549,779**	1,383,088
Properties and equipment, at cost less accumulated depreciation of $222,524 (2003-$200,498)	**142,421**	148,307
Goodwill	**2,003,223**	1,690,558
Other noncurrent assets	**203,758**	173,068
Total assets	**$3,899,181**	$3,395,021
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 282,956**	$ 296,089
Accrued employee compensation	**19,820**	30,611
Deferred revenue	**24,245**	22,454
Current debt	**25,218**	20,709
Income taxes payable	**8,633**	16,244
Other current liabilities	**106,610**	76,653
Total current liabilities	**467,482**	462,760
Long-term debt	**281,559**	135,855
8.125% senior subordinated notes, due 2011	**375,000**	375,000
6.125% senior subordinated notes, net, due 2013	**232,508**	226,822
4.00% junior subordinated convertible debentures, due 2033	**345,000**	345,000
Deferred income tax liabilities	**137,593**	50,913
Other noncurrent liabilities	**132,931**	122,647
Total liabilities	**1,972,073**	1,718,997
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $1 par value, 200,000,000 shares authorized, 106,579,800 shares issued (2003-105,050,900 shares issued)	**106,580**	105,051
Paid-in capital	**1,038,671**	986,138
Retained earnings	**910,973**	684,348
Treasury stock, at cost-2,083,400 shares (2003-1,863,000 shares)	**(54,931)**	(46,087)
Deferred compensation	**(65,591)**	(49,528)
Accumulated other comprehensive income	**(8,594)**	(3,898)
Total stockholders' equity	**1,927,108**	1,676,024
Total liabilities and stockholders' equity	**$3,899,181**	$3,395,021

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Omnicare, Inc. and Subsidiary Companies
(In thousands)

	For the years ended December 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 236,011**	$194,368	$125,906
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	**35,009**	37,783	33,129
Amortization	**21,287**	15,237	12,134
Provision for doubtful accounts	**45,112**	44,680	31,163
Deferred tax provision	**58,154**	43,685	15,428
Write-off of debt issuance costs	**—**	3,755	—
Non-cash portion of restructuring charges	**—**	—	9,060
Changes in assets and liabilities, net of effects from acquisition of businesses:			
Accounts receivable and unbilled receivables	**(153,986)**	(96,971)	(41,788)
Inventories	**12,788**	(87,278)	(28,261)
Deposit with drug wholesaler	**(44,000)**	—	—
Current and noncurrent assets	**(28,833)**	8,988	(37,046)
Accounts payable	**(16,099)**	35,703	26,439
Accrued employee compensation	**(17,554)**	705	517
Deferred revenue	**1,791**	(2,800)	(14,084)
Current and noncurrent liabilities	**19,178**	(23,789)	18,122
Net cash flows from operating activities	**168,858**	174,066	150,719
Cash flows from investing activities:			
Acquisition of businesses, net of cash received	**(398,559)**	(663,411)	(127,783)
Capital expenditures	**(17,926)**	(17,115)	(24,648)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	**452**	2,433	(225)
Other	**60**	44	273
Net cash flows from investing activities	**(415,973)**	(678,049)	(152,383)
Cash flows from financing activities:			
Borrowings on line of credit facilities and term A loan	**835,000**	749,000	90,000
Payments on line of credit facilities and term A loan	**(685,513)**	(593,103)	(120,000)
Proceeds from long-term borrowings	**—**	595,000	—
Payments on long-term borrowings and obligations	**(541)**	(354,167)	(214)
Fees paid for financing arrangements	**—**	(24,541)	—
Change in cash overdraft balance	**(4,922)**	(4,582)	8,390
Proceeds from stock offering, net of issuance costs	**—**	178,774	—
Proceeds from stock awards and exercise of stock options and warrants, net of stock tendered in payment	**9,804**	12,275	667
Dividends paid	**(9,386)**	(8,876)	(8,491)
Other	**—**	122	72
Net cash flows from financing activities	**144,442**	549,902	(29,576)
Effect of exchange rate changes on cash	**(571)**	3,558	780
Net increase (decrease) in cash and cash equivalents	**(103,244)**	49,477	(30,460)
Cash and cash equivalents at beginning of year	**187,413**	137,936	168,396
Cash and cash equivalents at end of year	**$ 84,169**	$187,413	$137,936

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Omnicare, Inc. and Subsidiary Companies
(In thousands, except per share data)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2002	$ 94,672	$ 722,701	$381,441	$(19,824)	$(24,273)	$(4,934)	$1,149,783
Dividends paid ($0.09 per share)	—	—	(8,491)	—	—	—	(8,491)
Stock acquired for benefit plans	—	—	—	(112)	—	—	(112)
Exercise of stock options	229	4,055	—	(313)	—	—	3,971
Stock awards, net of amortization/forfeitures	540	10,807	—	(3,222)	(4,745)	—	3,380
Other	—	(142)	—	—	—	—	(142)
Subtotal	95,441	737,421	372,950	(23,471)	(29,018)	(4,934)	1,148,389
Net income	—	—	125,906	—	—	—	125,906
Other comprehensive income (loss), net of tax:							
Cumulative translation adjustment	—	—	—	—	—	781	781
Unrealized appreciation in fair value of investments	—	—	—	—	—	1,274	1,274
Equity adjustment for minimum pension liability	—	—	—	—	—	(1,288)	(1,288)
Comprehensive income	—	—	125,906	—	—	767	126,673
Balance at December 31, 2002	95,441	737,421	498,856	(23,471)	(29,018)	(4,167)	1,275,062
Dividends paid ($0.09 per share)	—	—	(8,876)	—	—	—	(8,876)
Stock acquired for benefit plans	—	—	—	(157)	—	—	(157)
Issuance of common stock	6,469	172,305	—	—	—	—	178,774
Stock issued in connection with acquisition	79	2,921	—	—	—	—	3,000
Exercise of stock options	2,208	46,793	—	(17,326)	—	—	31,675
Stock awards, net of amortization/forfeitures	854	26,612	—	(5,133)	(20,510)	—	1,823
Other	—	86	—	—	—	—	86
Subtotal	105,051	986,138	489,980	(46,087)	(49,528)	(4,167)	1,481,387
Net income	—	—	194,368	—	—	—	194,368
Other comprehensive income (loss), net of tax:							
Cumulative translation adjustment	—	—	—	—	—	3,882	3,882
Unrealized appreciation in fair value of investments	—	—	—	—	—	(895)	(895)
Equity adjustment for minimum pension liability	—	—	—	—	—	(2,718)	(2,718)
Comprehensive income	—	—	194,368	—	—	269	194,637
Balance at December 31, 2003	105,051	986,138	684,348	(46,087)	(49,528)	(3,898)	1,676,024
Dividends paid ($0.09 per share)	—	—	(9,386)	—	—	—	(9,386)
Stock acquired for benefit plans	—	—	—	(463)	—	—	(463)
Exercise of stock options and warrants	874	23,973	—	(746)	—	—	24,101
Stock awards, net of amortization/forfeitures	655	28,740	—	(7,635)	(16,063)	—	5,697
Other	—	(180)	—	—	—	—	(180)
Subtotal	106,580	1,038,671	674,962	(54,931)	(65,591)	(3,898)	1,695,793
Net income	—	—	236,011	—	—	—	236,011
Other comprehensive income (loss), net of tax:							
Cumulative translation adjustment	—	—	—	—	—	941	941
Unrealized appreciation in fair value of investments	—	—	—	—	—	(473)	(473)
Equity adjustment for minimum pension liability	—	—	—	—	—	(5,164)	(5,164)
Comprehensive income (loss)	—	—	236,011	—	—	(4,696)	231,315
Balance at December 31, 2004	**$106,580**	**$1,038,671**	**$910,973**	**$(54,931)**	**$(65,591)**	**$(8,594)**	**$1,927,108**

The Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Description of Business

Omnicare, Inc. and its subsidiaries ("Omnicare" or the "Company") provide geriatric pharmaceutical care and clinical research services. At December 31, 2004, Omnicare served residents in long-term care facilities comprising approximately 1,086,000 beds in 47 states in the United States and in Canada, making Omnicare the nation's largest provider of professional pharmacy, related pharmacy consulting and other ancillary services, data management services and medical supplies to skilled nursing, assisted living and other providers of healthcare services. The Company also provided clinical research services for the pharmaceutical and biotechnology industries in 30 countries worldwide at December 31, 2004.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Translation of Foreign Financial Statements

Assets and liabilities of the Company's foreign operations are translated at the year-end rate of exchange, and the income statements are translated at the average rate of exchange for the year. Gains or losses from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity.

Cash Equivalents

Cash equivalents include all investments in highly liquid instruments with original maturities of three months or less.

Restricted Cash

Restricted cash represents cash transferred to separate irrevocable trusts for settlement of employee health and severance costs.

Fair Value of Financial Instruments

For cash and cash equivalents, restricted cash, deposit with drug wholesaler, accounts receivable and unbilled receivables, the carrying value of these items approximates their fair value. The fair value of restricted funds held in trust for settlement of the Company's employee benefit obligations is based on quoted market prices of the investments held by the trustee. For accounts payable, the carrying value approximates fair value. The fair value of the Company's $750.0 million credit facility approximates its carrying value, as the effective interest rate fluctuates with changes in market rates. The fair value of the 8.125% senior subordinated notes, 6.125% senior subordinated notes and 4.00% junior subordinated convertible debentures, respectively, was $403.1 million, $251.3 million and $380.6 million at December 31, 2004, as determined by quoted market rates on that date. During 2003, the Company entered into an interest rate swap agreement on all $250.0 million of its aggregate principal amount of the 6.125% senior subordinated notes. The fair value of the interest rate swap agreement of approximately $17.5 million at December 31, 2004, reduced the carrying value of the 6.125% senior subordinated notes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing cash and cash equivalents and accounts receivable.

The Company is exposed to credit risk in the event of default by the financial institutions or issuers of cash and cash equivalents to the extent recorded on the balance sheet. At any given point in time, the Company has cash on deposit with financial institutions, and cash invested in high quality short-term money market funds and U.S. government-backed repurchase agreements, generally having original maturities of three months or less, in order to minimize its credit risk.

The Company establishes allowances for doubtful accounts based on historical credit losses and specifically identified credit risks. Management reviews this allowance on an ongoing basis for appropriateness, and such losses have been within management's expectations. For the years ended December 31, 2004, 2003 and 2002, no single customer accounted for 10% or more of revenues. The Company generally does not require collateral.

Approximately one-half of Omnicare's pharmacy services billings are directly reimbursed by government-sponsored programs. These programs include state Medicaid and, to a lesser extent, the federal Medicare programs. The remainder of Omnicare's billings are paid or reimbursed by individual residents or their responsible parties (private pay), long-term care facilities and other third-party payors, including private insurers. A portion of these revenues also is indirectly dependent on government programs. The table below represents the Company's approximated payor mix for the last three years:

	2004	2003	2002
State Medicaid programs	48%	47%	46%
Private pay and long-term care facilities[a]	45%	45%	44%
Federal Medicare programs[b]	2%	2%	2%
Other private sources[c]	5%	6%	8%
Totals	100%	100%	100%

(a) Includes payments from skilled nursing facilities on behalf of their federal Medicare program-eligible residents (Medicare Part A) and for other services and supplies, as well as payments from third-party insurers and private pay.
(b) Includes direct billing for medical supplies.
(c) Includes the Company's contract research organization revenues.

Inventories

Inventories consist primarily of purchased pharmaceuticals and medical supplies held for sale to customers and are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Omnicare uses a periodic inventory system. Physical inventories are typically performed on a monthly basis at all pharmacy sites, and in all cases at least once a quarter. Cost of goods sold is recorded based on the actual results of the physical inventory counts, and is estimated when a physical inventory is not performed in a particular month. The Company evaluates various criteria in developing estimated cost of goods sold during non-inventory months, including the historical cost of goods sold trends based on prior physical inventory results; a review of cost of goods sold information reflecting current customer contract terms; and consideration and analysis of changes in customer base, product mix, payor mix, state Medicaid and third-party insurance reimbursement levels or other issues that may impact cost of goods sold. Actual cost of goods sold has not varied significantly from estimated amounts in non-physical inventory months.

Properties and Equipment

Properties and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are charged to expense as incurred. Depreciation of properties and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from five to 10 years for computer equipment and software, machinery and equipment, and furniture and fixtures. Buildings and building improvements are depreciated over 40 years, and leasehold improvements are amortized over the lesser of the initial lease terms or their useful lives. The Company capitalizes certain costs that are directly associated with the development of internally developed software, representing the historical cost of these assets. Once the software is completed and placed into service, such costs are amortized over the estimated useful lives, ranging from five to 10 years.

Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to Omnicare or otherwise meet the criteria for capitalization under U.S. Generally Accepted Accounting Principles ("U.S. GAAP") are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

Valuation of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property and equipment, software (acquired and internally developed) and investments are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Goodwill, Intangibles and Other Assets

Intangible assets are comprised primarily of goodwill, customer relationship assets, noncompete agreements and technology assets, all originating from business combinations accounted for as purchase transactions. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill is no longer amortized but is instead reviewed at the reporting unit level for impairment at least annually and upon the occurrence of an event that indicates impairment may have occurred. Intangible assets that will continue to be amortized under SFAS 142 are amortized using the straight-line method over their useful lives, ranging from four to 15 years.

Debt issuance costs are included in other assets and are amortized using the effective interest method over the life of the related debt.

Insurance Accruals

The Company is self-insured for certain employee health, property and casualty insurance claims, with a stop-loss umbrella policy to limit the maximum potential liability for both individual and aggregate claims for a plan year. Claims are paid as they are submitted to the respective plan administrators. The Company records monthly expense for the self-insurance plans in its financial statements for incurred claims, based on historical claims experience and input from third-party insurance professionals in order to determine the appropriate accrual level. The accrual gives consideration to claims that have been incurred but not yet paid and/or reported to the plan administrator. The Company establishes the accruals based on the historical claim lag periods and current payment trends for similar insurance claims.

Revenue Recognition

Revenue is recognized by Omnicare when products or services are delivered or provided to the customer.

Pharmacy Services Segment

A significant portion of the Company's Pharmacy Services Segment revenues from sales of pharmaceutical and medical products is reimbursed by state Medicaid and, to a lesser extent, federal Medicare programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and records an estimated contractual allowance for certain sales and receivable balances to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net sales and receivables reported in the Company's financial statements are recorded at the amount ultimately expected to be received from these payors. Since all billing functions of the Company are computerized, enabling on-line adjudication (i.e., submitting charges to Medicaid or other third-party payors electronically, with simultaneous feedback of the amount to be paid) at the time of sale to record net revenues, exposure to estimating contractual allowance adjustments is limited primarily to unbilled and/or initially rejected Medicaid and third-party claims (oftentimes eventually approved once additional information is provided to the payor). The Company evaluates several criteria in developing the estimated contractual allowances for unbilled and/or initially rejected claims on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowances are adjusted to actual as cash is received and claims are settled. Resulting adjustments were not significant to the Company's operations for the periods presented. Further, Omnicare does not expect the reasonably possible effects of a change in estimate related to unsettled December 31, 2004 amounts from Medicaid and third-party payors to be significant to future operating results and financial position.

Patient co-payments are associated with certain state Medicaid programs, Medicare Part B and certain third party payors and are typically not collected at the time products are delivered or services are rendered, but are billed to the individual as part of the Company's normal billing procedures. These co-payments are subject to the Company's normal accounts receivable collections procedures.

A patient may be dispensed prescribed medications (typically no more than a 2-3 day supply) prior to insurance being verified in emergency situations, or for new facility admissions after hours or on weekends. The following business day, specific payor information is obtained to ensure that the proper payor is billed for reimbursement.

Under certain circumstances, the Company accepts returns of medications and issues a credit memo to the applicable payor. The Company estimates and accrues for sales returns based on historical return experience, giving consideration to the Company's return policies. Product returns are processed in the period received, and are not significant when compared to the overall sales and gross profit of the Company.

Contract Research Services Segment

A portion of the Company's overall revenues relate to the Contract Research Services ("CRO") segment, and are earned by performing services under contracts with various pharmaceutical, biotechnology, medical device and diagnostics companies, based on contract terms. Most of the contracts provide for services to be performed on a unit of service basis. These contracts specifically identify the units of service and unit pricing. Under these contracts, revenue is generally recognized upon completion of the units of service. For time-and-materials contracts, revenue is recognized at contractual hourly rates, and for fixed-price contracts, revenue is recognized using a method similar to that used for units of service. The Company's contracts provide for additional service fees for scope of work changes. The Company recognizes revenue related to these scope changes when underlying services are performed and realization is assured. In a number of cases, clients are required to make termination payments in addition to payments for services already rendered. Any anticipated losses resulting from contract performance are charged to earnings in the period identified. Billings and payments are specified in each contract. Revenue recognized in excess of billings is classified as unbilled receivables, while billings in excess of revenue are classified as deferred revenue.

Stock-Based Employee Compensation

At December 31, 2004, the Company had four stock-based employee compensation plans, which are described more fully in the "Stock-Based Employee Compensation" footnote (Note 8). As permitted under U.S. GAAP, the Company accounts for stock incentive plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost for stock options is reflected in net income, as all options granted under the plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure – an amendment of SFAS 123" ("SFAS 148"), for stock options (in thousands, except per share data):

	For the years ended December 31,		
	2004	2003	2002
Net income, as reported	**$236,011**	$194,368	$125,906
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**5,149**	3,848	3,688
Deduct: Total stock-based employee compensation expense (stock options and awards) determined under fair value based method, net of related tax effects	**(23,571)**	(12,850)	(11,523)
Pro forma net income	**$217,589**	$185,366	$118,071
Earnings per share:			
Basic - as reported	**$ 2.29**	$ 1.97	$ 1.34
Basic - pro forma	**$ 2.11**	$ 1.88	$ 1.25
Diluted - as reported	**$ 2.17**	$ 1.89	$ 1.33
Diluted - pro forma	**$ 2.01**	$ 1.81	$ 1.24

The fair value of each option at the grant date is estimated using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002
Volatility	**50%**	59%	63%
Risk-free interest rate	**3.5%**	3.4%	3.1%
Dividend yield	**0.3%**	0.2%	0.4%
Expected term of options (in years)	**5.1**	5.1	5.5
Weighted average fair value per option	**$13.34**	$17.97	$14.80

The above pro forma information is based on the circumstances and assumptions in effect for each of the respective periods and, therefore, is not necessarily representative of the actual effect of SFAS 123 on net income or earnings per share in future years.

Income Taxes

The Company accounts for income taxes using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.

Future tax benefits are recognized to the extent that realization of those benefits is considered to be more likely than not. A valuation allowance is established for deferred tax assets for which realization is not assured.

Comprehensive Income

The accumulated aftertax other comprehensive income (loss) adjustments at December 31, 2004 and 2003, net of aggregate applicable tax benefits of $6.5 million and $3.2 million, respectively, by component and in the aggregate, follow (in thousands):

	December 31,	
	2004	2003
Cumulative foreign currency translation adjustments	**$ 2,252**	$1,311
Unrealized appreciation in fair value of investments	**607**	1,080
Equity adjustment for minimum pension liability	**(11,453)**	(6,289)
Total accumulated other comprehensive loss adjustments, net	**$(8,594)**	$(3,898)

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements in accordance with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities and stockholders' equity at the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods, and amounts reported in the accompanying notes. Significant estimates underlying the accompanying consolidated financial statements include the allowance for doubtful accounts; the net carrying value of inventories; the goodwill impairment assessment; accruals pursuant to the Company's restructuring initiatives; employee benefit plan assumptions and reserves; current and deferred income tax assets, liabilities and provisions; and various other operating allowances and accruals (including employee health, property and casualty insurance accruals). Actual results could differ from those estimates depending upon the resolution of certain risks and uncertainties.

Potential risks and uncertainties, many of which are beyond the control of Omnicare, include, but are not necessarily limited to, such factors as overall economic, financial and business conditions; delays and reductions in reimbursement by the government and other payors to Omnicare and/or its customers; the overall financial condition of Omnicare's customers; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; efforts by payors to control costs; the outcome of litigation; other contingent liabilities; loss or delay of contracts pertaining to the Company's Contract Research Organization ("CRO" or "CRO Services") segment for regulatory or other reasons; currency fluctuations between the U.S. dollar and other currencies; changes in international economic and political conditions; changes in interest rates; changes in the valuation of the Company's financial instruments, including the swap agreement and other derivative instruments; changes in tax laws and regulations; access to capital and financing; the demand for Omnicare's products and services; pricing and other competitive factors in the industry; variations in costs or expenses; and changes in accounting rules and standards.

Restatement of Diluted Earnings per Share

In October 2004, the Financial Accounting Standards Board ("FASB") ratified Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF No. 04-8"), which requires the shares underlying contingently convertible debt instruments to be included in diluted earnings per share computations using the "if-converted" accounting method, regardless of whether the market price trigger has been met. Under that method, the convertible debentures are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period), and interest expense, net of taxes, related to the convertible debentures is added back to net income. Diluted earnings per common share amounts have been retroactively restated for 2003 to give effect to the application of EITF No. 04-8 as it relates to the Company's 4.00% junior subordinated convertible debentures ("4.00% Convertible Debentures") issued in the second quarter of 2003. The effect of Omnicare's fourth quarter 2004 adoption of EITF No. 04-8 was to decrease diluted earnings per share $0.04 for the year ended December 31, 2003. For purposes of the "if-converted" calculation, 4,653,000 shares were assumed to be converted for the year ended December 31, 2003. Additionally, interest expense, net of taxes, of $5.0 million for the year ended December 31, 2003, was added back to net income for purposes of calculating diluted earnings per share using this method. See further discussion in Note 11.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." This Statement adopts the International Accounting Standards Board (IASB) view related to inventories, that abnormal amounts of idle capacity, freight, handling costs, and spoilage cost should be excluded from inventory and expensed as incurred. This Statement is effective for the Company beginning January 1, 2006. The adoption of the standard is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67," which is not applicable to the Company.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." This Statement updates and clarifies existing accounting pronouncements. This Statement is effective for the Company beginning January 1, 2006. The adoption of the standard is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This Statement requires the Company to record compensation costs relating to equity-based payments, in its financial statements, over the requisite service period (usually the vesting period). This Statement is effective for the Company in the interim period beginning July 1, 2005. The Company will elect the "modified prospective application" method of implementing SFAS 123R, which applies to new awards and to awards modified, repurchased, or cancelled after June 30, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of June 30, 2005 will be recognized as the requisite service is rendered on or after June 30, 2005. Omnicare is currently evaluating the impact of the adoption of SFAS 123R to the Company, but has not yet quantified the effect of this new standard on its financial results for 2005 and future years.

Reclassifications

Certain reclassifications of prior-year amounts, including the presentation of movements in cash overdraft balances as net cash flows from financing activities, have been made to conform with the current-year presentation.

Note 2 – Acquisitions

Since 1989, the Company has been involved in a program to acquire providers of pharmaceutical products and related pharmacy management services and medical supplies to long-term care facilities and their residents. The Company's strategy has included the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally insignificant in size, which have been combined with existing pharmacy operations to augment their internal growth. From time to time the Company may acquire other businesses, such as long-term care software companies, contract research organizations, pharmacy consulting companies, specialty pharmacy companies and medical supply companies, which complement the Company's core business. During 2004, Omnicare completed 20 acquisitions (19 and 1 in the Pharmacy Services and CRO Services segments, respectively) of businesses and other assets, none of which were individually significant to the Company. Acquisitions of businesses required cash payments of $398.6 million (including amounts payable pursuant to acquisition agreements relating to pre-2004 acquisitions) in 2004. The impact of these aggregate acquisitions on the Company's overall goodwill balance has been reflected in the disclosures at the "Goodwill and Other Intangible Assets" footnote. During the years ended December 31, 2003 and 2002, the Company completed two and one significant acquisitions, respectively, all of which were institutional pharmacy businesses.

Further, on June 4, 2004, Omnicare commenced a tender offer for all of the outstanding shares of the common stock of NeighborCare, Inc. ("NeighborCare") for $30.00 per share in cash. The transaction has a total value of approximately $1.6 billion, which includes the assumption of NeighborCare's net debt and any related refinancing thereof. As of December 31, 2004, the Company has deferred approximately $5.6 million of pre-acquisition costs relating to this transaction. The acquisition of NeighborCare is expected to be financed with proceeds from a $2.4 billion commitment letter the Company has secured in anticipation of the transaction or from such other financings that are sufficient, together with cash on hand, to consummate the tender offer and the proposed merger. The Company's $2.4 billion commitment letter consists of a $600 million five-year revolving credit facility, a $700 million five-year senior term A loan facility and a $1.1 billion 364-day facility. On July 13, 2004, Omnicare announced that it received a request for additional information from the Federal Trade Commission ("FTC") relating to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") in connection with its tender offer for NeighborCare. The request extends the waiting period under the HSR Act during which the FTC is permitted to review the proposed transaction until 10 days after Omnicare has substantially complied with the request. Omnicare is continuing to work with the FTC with respect to the filing. The Company's tender offer is scheduled to expire at 5:00 p.m., New York City time, on April 1, 2005, unless extended.

In accordance with U.S. GAAP, all business combinations entered into after July 1, 2001 are accounted for using the purchase method, which requires that the purchase price paid for each acquisition be allocated to the fair value of the assets acquired and liabilities assumed. Purchase price allocations are subject to final determination within one year after the acquisition date.

On July 15, 2003, Omnicare acquired the SunScript pharmacy services business from Sun Healthcare Group, Inc. The acquisition, accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $83 million. The Company funded the acquisition of SunScript from existing cash balances. Up to an additional $15.0 million may become payable post-closing in 2005, subject to adjustment.

At the time of the acquisition, SunScript provided pharmaceutical products and related consulting services to skilled nursing and assisted living facilities comprised of approximately 43,000 beds located in 19 states (excluding beds in Sun Healthcare facilities that Sun Healthcare intended to divest in unrelated transactions). SunScript served these facilities through its network of 31 long-term care pharmacies. Omnicare has achieved certain economies of scale and operational efficiencies from the acquisition. The net assets and operating results of SunScript have been included from the date of acquisition in the Company's financial statements. The Company has completed its purchase price allocation, including the identification of goodwill, deferred tax assets and other intangible assets based on an appraisal performed by an independent valuation firm.

The following table summarizes the fair values of the net assets acquired at the date of the SunScript acquisition (in thousands):

Current assets, including deferred tax assets	$ 33,443
Property and equipment	3,379
Intangible assets	8,272
Goodwill	64,580
Current and noncurrent liabilities	(26,981)
Total net assets acquired	$82,693

In connection with the purchase of SunScript, the Company acquired amortizable intangible assets comprised of customer relationship and non-compete agreement assets totaling $7.4 million and $0.9 million, respectively. Amortization periods for customer relationships and non-compete agreement assets are 14.0 years and 12.0 years, respectively, and 13.8 years on a weighted-average basis. The Company has also recorded goodwill totaling approximately $65 million (all of which is tax deductible) in connection with the acquisition. Further discussion of goodwill and other intangible assets is included in "Goodwill and Other Intangible Assets."

On January 15, 2003, Omnicare closed its $5.50 per share cash tender offer for all of the issued and outstanding shares of Class A common stock and Class B common stock of NCS HealthCare, Inc. ("NCS"). The acquisition of NCS, accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $500 million. The cash consideration included the payoff of certain NCS debt totaling approximately $325.5 million, which was retired by Omnicare immediately following the acquisition. The Company initially financed the acquisition with available cash, working capital and borrowings under its three-year, $500.0 million revolving credit facility. The Company later refinanced the borrowings under its three-year, $500.0 million revolving credit facility, as described further in "Long-Term Debt."

At the time of the acquisition, NCS provided professional pharmacy and related services to long-term care facilities, including skilled nursing and assisted living facilities in 33 states and managed hospital pharmacies in 10 states. NCS added approximately 182,000 beds served in the first quarter of 2003. In addition to broadening its geographic reach, Omnicare has achieved certain economies of scale and operational efficiencies from the acquisition. The net assets and operating results of NCS have been included from the date of acquisition in the Company's financial statements. The Company has completed its purchase price allocation, including the identification of goodwill, deferred tax assets, and other intangible assets based on an appraisal performed by an independent valuation firm.

The following table summarizes the fair values of the net assets acquired at the date of the NCS acquisition (in thousands):

Current assets	$ 95,845
Deferred tax assets	108,921
Property and equipment	18,275
Intangible assets	53,906
Goodwill	366,916
Other assets	9,650
Current liabilities	(130,336)
Other liabilities	(23,636)
Total net assets acquired	$ 499,541

In connection with the purchase of NCS, the Company acquired amortizable intangible assets comprised of customer relationship, developed technology and non-compete agreement assets totaling $46.2 million, $6.0 million and $1.7 million, respectively. Amortization periods for customer relationship, developed technology and non-compete agreement assets are 13.0 years, 8.0 years and 3.0 years, respectively, and 12.3 years on a weighted-average basis. The Company has also recorded goodwill totaling approximately $367 million (of which approximately $280 million is tax deductible) in connection with the acquisition. Further discussion of goodwill and other intangible assets is included in "Goodwill and Other Intangible Assets."

Unaudited pro forma combined results of operations of the Company and the aggregated acquisitions completed during 2004, which individually were not significant, are presented below for the years ended December 31, 2004 and 2003. Such pro forma presentation has been prepared assuming that these 2004 acquisitions had been made as of January 1, 2003.

The unaudited pro forma combined financial information follows (in thousands, except per share data):

	For the years ended December 31, 2004	2003
Pro forma net sales	**$4,342,526**	$3,962,030
Pro forma net income	**$ 236,874**	$ 195,776
Pro forma earnings per share:		
Basic	**$ 2.29**	$ 1.98
Diluted	**$ 2.18**	$ 1.91

Warrants outstanding as of December 31, 2004, issued in connection with acquisitions, represent the right to purchase 1.8 million shares of Omnicare common stock. These warrants can be exercised at any time through 2006 at prices ranging from $29.70 to $48.00 per share. Warrants to purchase 60,000 shares of common stock, issued in prior years, were exercised in 2004.

The purchase agreements for acquisitions generally include clauses whereby the seller will or may be paid additional consideration at a future date depending on the passage of time and/or whether certain future events occur. The agreements also include provisions containing a number of representations and covenants by the seller and provide that if those representations are found not to have been true or if those covenants are violated, Omnicare may offset any payments required to be made at a future date against any claims it may have under indemnity provisions in the related agreement. There are no significant anticipated future offsets against acquisition-related payables and/or contingencies under indemnity provisions as of December 31, 2004 and 2003. Amounts contingently payable through 2006, primarily representing payments originating from earnout provisions, total approximately $45.8 million as of December 31, 2004 and, if paid, will be recorded as additional purchase price, serving to increase goodwill in the period in which the contingencies are resolved and payment is made. The amount of cash paid for acquisitions of businesses in the Consolidated Statements of Cash Flows represents acquisition-related payments made in each of the years of acquisition, as well as acquisition-related payments made during each of the years pursuant to acquisition transactions entered into in prior years.

Note 3 – Cash and Cash Equivalents

A summary of cash and cash equivalents follows (in thousands):

	December 31, 2004	2003
Cash	**$49,937**	$ 74,662
Money market funds	**4,494**	—
U.S. government-backed repurchase agreements	**29,738**	112,751
	$84,169	$187,413

Repurchase agreements represent investments in U.S. government-backed securities (treasury issues at December 31, 2004, and treasury issues and government agency issues at December 31, 2003), under agreements to resell the securities to the counterparty. The term of the agreement usually spans overnight, but in no case is longer than 30 days. The Company has a collateralized interest in the underlying securities of repurchase agreements, which are segregated in the accounts of the bank counterparty.

Note 4 – Properties and Equipment

A summary of properties and equipment follows (in thousands):

	December 31, 2004	December 31, 2003
Land	**$ 1,624**	$ 1,624
Buildings and building improvements	**7,165**	7,526
Computer equipment and software	**199,858**	189,367
Machinery and equipment	**91,776**	86,780
Furniture, fixtures and leasehold improvements	**64,522**	63,508
	364,945	348,805
Accumulated depreciation	**(222,524)**	(200,498)
	$ 142,421	$ 148,307

Note 5 – Goodwill and Other Intangible Assets

During the third quarters of 2004 and 2003, the Company completed its annual goodwill impairment assessment based on an evaluation of estimated future cash flows at the reporting unit level and determined that goodwill was not impaired.

Changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, by business segment, are as follows (in thousands):

	Pharmacy Services	CRO Services	Total
Balance as of January 1, 2003	$1,149,939	$38,968	$1,188,907
Goodwill acquired in the year ended December 31, 2003	473,160	—	473,160
Other	26,505	1,986	28,491
Balance as of December 31, 2003	1,649,604	40,954	1,690,558
Goodwill acquired in the year ended December 31, 2004	278,288	40,846	319,134
Other	(7,280)	811	(6,469)
Balance as of December 31, 2004	$1,920,612	$82,611	$2,003,223

The "Other" captions above include the settlement of acquisition matters relating to prior-year acquisitions (including payments pursuant to acquisition agreements such as deferred payments and payments originating from earnout provisions, as well as adjustments for the finalization of purchase price allocation). "Other" also includes the effect of adjustments due to foreign currency translations, which relate solely to CRO Services.

The table below presents the Company's other intangible assets (included in the "Other noncurrent assets" caption on the Consolidated Balance Sheets) at December 31, 2004 and 2003, all of which are subject to amortization (in thousands):

December 31, 2004	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationship assets	**$69,154**	**$(11,864)**	**$57,290**
Non-compete agreements	**15,044**	**(9,194)**	**5,850**
Technology assets	**5,990**	**(1,469)**	**4,521**
Other	**442**	**(217)**	**225**
Total	**$90,630**	**$(22,744)**	**$67,886**

December 31, 2003	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationship assets	$49,382	$ (4,711)	$44,671
Non-compete agreements	11,357	(8,159)	3,198
Technology assets	5,990	(719)	5,271
Other	378	(247)	131
Total	$67,107	$(13,836)	$53,271

Pretax amortization expense related to intangible assets was $8.9 million, $6.4 million and $1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Estimated annual amortization expense for intangible assets subject to amortization at December 31, 2004 for the next five fiscal years is as follows (in thousands):

Year Ended December 31,	Amortization Expense
2005	$8,025
2006	6,939
2007	6,491
2008	6,484
2009	6,482

Note 6 – Leasing Arrangements

The Company has operating leases that cover various operating and administrative facilities and certain operating equipment. In most cases, the Company expects that these leases will be renewed or replaced by other leases in the normal course of business. There are no significant contingent rentals in the Company's operating leases.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year as of December 31, 2004 (in thousands):

2005	$ 28,897
2006	24,357
2007	19,590
2008	13,752
2009	10,294
Later years	19,232
Total minimum payments required	$116,122

Total rent expense under operating leases for the years ended December 31, 2004, 2003 and 2002 were $48.1 million, $37.5 million and $31.8 million, respectively.

Note 7 – Long-Term Debt

A summary of long-term debt follows (in thousands):

	December 31, 2004	2003
Term A loan, due in installments through 2007	**$ 135,385**	$155,897
Revolving credit facility, due 2007	**170,000**	—
8.125% senior subordinated notes, due 2011	**375,000**	375,000
6.125% senior subordinated notes, due 2013	**250,000**	250,000
4.00% junior subordinated convertible debentures, due 2033	**345,000**	345,000
Capitalized lease obligations	**1,392**	667
	1,276,777	1,126,564
Less interest rate swap agreement	**(17,492)**	(23,178)
Less current portion	**(25,218)**	(20,709)
Total long-term debt	**$1,234,067**	$1,082,677

The following is a schedule of required long-term debt payments due during each of the next five years and thereafter, as of December 31, 2004 (in thousands):

2005	$ 25,218
2006	45,645
2007	235,716
2008	62
2009	62
Later years	970,074
	$1,276,777

Total interest payments made for the years ended December 31, 2004, 2003 and 2002 were $64.4 million, $71.4 million (which includes the $8.9 million call premium related to the early redemption of the Company's 5.0% convertible subordinated debentures, as discussed below) and $51.8 million, respectively. As of December 31, 2004, the Company had approximately $13.1 million outstanding relating to standby letters of credit, substantially all of which are subject to automatic annual renewals.

During the second quarter of 2003, the Company completed its offering of $250.0 million aggregate principal amount of 6.125% senior subordinated notes due 2013 ("6.125% Senior Notes"), issued at par, and 6,468,750 shares of common stock, $1 par value, at $29.16 per share, for gross proceeds of approximately $189 million, and the offering, through Omnicare Capital Trust I, a statutory trust formed by the Company (the "Old Trust"), of $345.0 million aggregate liquidation amount of 4.00% Trust Preferred Income Equity Redeemable Securities due 2033 (the "Old Trust PIERS").

Revolving Credit Facilities and Term A Loan

In early 2001, the Company entered into a three-year syndicated $500.0 million revolving line of credit facility (the "Revolving Credit Facility"). In January 2003, the Company borrowed $499.0 million under the Revolving Credit Facility to finance its acquisition of NCS (see "Acquisitions" footnote). The Revolving Credit Facility was retired in connection with the mid-2003 refinancing transactions.

In connection with the mid-2003 refinancings, the Company entered into a new, four-year $750.0 million credit facility ("Credit Facility"), consisting of a $250.0 million term A loan commitment and a $500.0 million revolving credit commitment, including a $25.0 million letter of credit subfacility. The new Credit Facility bears interest at the Company's option at a rate equal to either: (i) the London Interbank Offered Rate ("LIBOR") plus a margin that varies depending on certain ratings on the Company's senior long-term debt; or (ii) the higher of (a) the prime rate or (b) the sum of the federal funds effective rate plus 0.50%. Additionally, the Company is charged a commitment fee on the unused portion of the revolving credit portion of the Credit Facility, which also varies depending on such ratings. At December 31, 2004, the weighted-average interest rate on funds drawn was 4.06%, the LIBOR interest rate margin was 1.375% and the commitment fee was 0.375%. There is no utilization fee associated with the Credit Facility. The Credit Facility agreement contains financial covenants, which include a fixed charge coverage ratio and minimum consolidated net worth levels as well as certain representations and warranties, affirmative and negative covenants, and events of default customary for such a facility. The Company was in compliance with these covenants as of December 31, 2004.

The Company used the net proceeds from the 6.125% Senior Notes offering and borrowings of $250.0 million under the term A loan portion of the new Credit Facility to repay the balance of the Company's existing Revolving Credit Facility of $474.0 million, with remaining proceeds being used for general corporate purposes. The Company paid down $20.5 million and $94.1 million on the term A loan during 2004 and 2003, respectively. The $135.4 million outstanding at December 31, 2004 under the term A loan is due in quarterly installments, in varying amounts, through 2007, with approximately $24.6 million due within one year. There was $170.0 million outstanding as of December 31, 2004 under the revolving credit commitment of the Credit Facility. The revolving credit commitment of the Credit Facility had no outstanding loans as of December 31, 2003.

Upon the issuance of the Credit Facility, the Company had deferred debt issuance costs of $9.6 million. During 2004, 2003 and 2002, respectively, the Company amortized approximately $2.4 million, $2.1 million and $2.0 million of deferred debt issuance costs related to its revolving credit facilities.

5.0% Convertible Subordinated Debentures

In December 1997, the Company issued $345.0 million of 5.0% convertible subordinated debentures due 2007 ("5.0% Convertible Debentures"). In connection with the issuance of the 5.0% Convertible Debentures, the Company deferred $8.5 million in debt issuance costs, of which approximately $0.4 million and $0.9 million was amortized in the years ended December 31, 2003 and 2002, respectively.

The Company used a portion of the net proceeds from the common stock offering and the net proceeds from the Old Trust PIERS offering to redeem the entire outstanding $345.0 million aggregate principal amount of the Company's 5.0% Convertible Debentures, with remaining proceeds being used for general corporate purposes. The total redemption price, including the call premium, was approximately $353.9 million. Accordingly, a $12.7 million pretax charge ($7.9 million aftertax, or $0.07 per diluted share) was recognized in interest expense during the year ended December 31, 2003 for the call premium and the write-off of remaining unamortized debt issuance costs associated with the redemption of the 5.0% Convertible Debentures.

8.125% Senior Subordinated Notes

Concurrent with the issuance of the 2001 Revolving Credit Facility, the Company completed the issuance, at par value, of $375.0 million of 8.125% senior subordinated notes due 2011 ("8.125% Senior Notes"). In connection with the issuance of the 8.125% Senior Notes, the Company deferred $11.1 million in debt issuance costs, of which approximately $1.1 million was amortized in each of the three years ended December 31, 2004. The 8.125% Senior Notes contain certain affirmative and negative covenants and events of default customary for such instruments. The 8.125% Senior Notes were subsequently exchanged for replacement notes with identical terms, which were registered with the Securities and Exchange Commission.

6.125% Senior Subordinated Notes

As described above, the Company completed, during the second quarter of 2003, its offering of $250.0 million of 6.125% Senior Notes due 2013. In connection with the issuance of the 6.125% Senior Notes, the Company deferred $6.6 million in debt issuance costs, of which approximately $0.7 million was amortized during 2004, and approximately $0.4 million was amortized during 2003. The 6.125% Senior Notes contain certain affirmative and negative covenants and events of default customary for such instruments.

In connection with its offering of $250.0 million of 6.125% Senior Notes due 2013, during the second quarter of 2003, the Company entered into an interest rate swap agreement ("Swap Agreement") on all $250.0 million of its aggregate principal amount of the 6.125% Senior Notes. Under the Swap Agreement, which hedges against exposure to long-term U.S. dollar interest rates, the Company will receive a fixed rate of 6.125% and pay a floating rate based on LIBOR with a maturity of six months plus a spread of 2.27%. The floating rate is determined semi-annually, in arrears, two London Banking Days prior to the first of each December and June. The Company records interest expense on the 6.125% Senior Notes at the floating rate. The estimated LIBOR-based floating rate was 5.105% at December 31, 2004. The Swap Agreement, which matches the terms of the 6.125% Senior Notes, is designated and accounted for as a fair value hedge. The Company is accounting for the Swap Agreement in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, so changes in the fair value of the Swap Agreement are offset by changes in the recorded carrying value of the related 6.125% Senior Notes. The fair value of the Swap Agreement of approximately $17.5 million at December 31, 2004 is recorded as a noncurrent liability and a reduction to the carrying value of the related 6.125% Senior Notes.

4.00% Junior Subordinated Convertible Debentures

In connection with the offering of the Old Trust PIERS in the second quarter of 2003, the Company issued a corresponding amount of 4.00% Junior Subordinated Convertible Debentures ("4.00% Convertible Debentures") due 2033 to the Old Trust. The Old Trust is a 100%-owned finance subsidiary of the Company. The Company has fully and unconditionally guaranteed the securities of the Old Trust. The Old Trust PIERS offer fixed cash distributions at a rate of 4.00% per annum payable quarterly, and a fixed conversion price of $40.82 under a contingent conversion feature whereby the holders may convert their Old Trust PIERS if the closing sales price of Omnicare common stock for a predetermined period, beginning with the quarter ending September 30, 2003, is more than 130% of the then-applicable conversion price or, during a predetermined period, if the daily average of the trading prices for the Old Trust PIERS is less than 105% of the average of the conversion values for the Old Trust PIERS through 2028 (98% for any period thereafter through maturity). The Old Trust PIERS also will pay contingent distributions, commencing with the quarterly distribution period beginning June 15, 2009, if the average trading prices of the Old Trust PIERS for a predetermined period equals 115% or more of the stated liquidation amount of the Old Trust PIERS. Embedded in the Old Trust PIERS are two derivative instruments, specifically, a contingent interest provision and a contingent conversion parity provision. The embedded derivatives are periodically valued by a third-party advisor, and at December 31, 2004, the values of both derivatives embedded in the Old Trust PIERS were not material. However, the values are subject to change, based on market conditions, which could affect the Company's future financial position, cash flows and results of operations. Omnicare irrevocably and unconditionally guarantees, on a subordinated basis, certain payments to be made by the Old Trust in connection with the Old Trust PIERS. In connection with the issuance of the 4.00% junior subordinated convertible debentures, the Company deferred $10.8 million in debt issuance costs, of which approximately $0.4 million and $0.2 million was amortized in the years ended December 31, 2004 and 2003, respectively.

Note 8 – Stock-Based Employee Compensation

At December 31, 2004, the Company had four stock-based employee compensation plans under which incentive awards were outstanding, including the 2004 Stock and Incentive Plan, approved by the stockholders at the Company's May 18, 2004 Annual Meeting of Stockholders. Beginning May 18, 2004, stock-based incentive awards are made only from the 2004 Stock and Incentive Plan. Omnicare believes that the incentive awards issued under these plans serve to better align the interests of its employees with those of its stockholders. Under these plans, stock options generally vest and become exercisable at varying points in time, ranging up to four years in length. Further, the life of the stock options typically spans ten years from the grant date. Omnicare's policy is to issue new shares upon stock option exercise. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the plans.

Under the 1992 Long-Term Stock Incentive Plan, the Company granted stock awards and stock options at not less than the fair market value of the Company's common stock on the date of grant.

During 1995, the Company's Board of Directors and stockholders approved the 1995 Premium-Priced Stock Option Plan, providing options to purchase 2.5 million shares of Company common stock available for grant at an exercise price of 125% of the stock's fair market value at the date of grant.

During 1998, the Company's Board of Directors approved the 1998 Long-Term Employee Incentive Plan (the "1998 Plan"), under which the Company was authorized to grant stock-based incentives to a broad base of employees (excluding executive officers and directors of the Company) in an amount initially aggregating up to 1.0 million shares of Company common stock for non-qualified options, stock awards and stock appreciation rights. In March 2000 and November 2002, the Company's Board of Directors amended the 1998 Plan to increase the shares available for granting to 3.5 million and 6.3 million, respectively.

During 2004, stockholders of the Company approved the 2004 Stock and Incentive Plan, under which the Company is authorized to grant equity-based and other incentive compensation to employees, officers, directors, consultants and advisors of the Company in an amount aggregating up to 10.0 million shares of Company common stock.

The Company also had a Director Stock Plan, which allowed for stock options and stock awards to be granted to certain non-employee directors. As of May 18, 2004, this plan was terminated. Consequently, awards are no longer being made from this plan.

Summary information for stock options is presented below (in thousands, except exercise price data):

2004

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	**7,998**	**$24.03**
Options granted	**1,351**	**28.01**
Options exercised	**(815)**	**20.49**
Options forfeited	**(121)**	**26.73**
Options outstanding, end of year	**8,413**	**$24.99**
Options exercisable, end of year	**4,991**	**$22.55**

2003

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	9,508	$20.78
Options granted	816	39.78
Options exercised	(2,208)	15.85
Options forfeited	(118)	23.37
Options outstanding, end of year	7,998	$24.03
Options exercisable, end of year	4,379	$21.85

2002

	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	7,913	$19.31
Options granted	2,074	26.38
Options exercised	(230)	15.30
Options forfeited	(249)	25.47
Options outstanding, end of year	9,508	$20.78
Options exercisable, end of year	4,518	$20.45

The following summarizes information about stock options outstanding and exercisable as of December 31, 2004 (in thousands, except exercise price and remaining life data):

OPTIONS OUTSTANDING

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$ 7.72 - $15.45	1,635	4.5	$14.92
15.46 - 23.17	1,930	6.4	18.95
23.18 - 30.90	3,441	7.6	27.34
30.91 - 38.61	644	4.1	36.40
38.62 - 61.79	763	8.6	41.56
$ 7.72 - $61.79	8,413	6.5	$24.99

OPTIONS EXERCISABLE

Range of Exercise Prices	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$ 7.72 - $15.45	1,635	$14.92
15.46 - 23.17	1,361	18.40
23.18 - 30.90	1,195	27.43
30.91 - 38.61	585	36.65
38.62 - 61.79	215	41.47
$ 7.72 - $61.79	4,991	$22.55

Nonvested stock awards that are granted to key employees at the discretion of the Compensation and Incentive Committee of the Board of Directors are restricted as to the transfer of ownership and generally vest over a seven-year period, with a greater proportion vesting in the latter years. Unrestricted stock awards are granted annually to all members of the Board of Directors, and non-employee directors also receive nonvested stock awards that generally vest on the third anniversary of the date of grant. The fair value of a stock award is equal to the fair market value of a share of Company stock at the grant date.

Summary information relating to stock award grants is presented below:

	For the years ended December 31, 2004	2003	2002
Nonvested shares	**653,946**	861,183	538,529
Unrestricted shares	**3,600**	4,000	4,800
Weighted average grant date fair value	**$ 38.94**	$ 30.97	$ 21.32

When granted, the cost of nonvested stock awards is deferred and amortized over the vesting period. Unrestricted stock awards are expensed during the year granted. During 2004, 2003 and 2002, the amount of pretax compensation expense related to stock awards was $8.2 million, $6.1 million and $5.9 million, respectively.

Note 9 – Employee Benefit Plans

The Company has various defined contribution savings plans under which eligible employees can participate by contributing a portion of their salary for investment, at the direction of each employee, in one or more investment funds. Several of the plans were adopted in connection with certain of the Company's acquisitions. The plans are primarily tax-deferred arrangements pursuant to Internal Revenue Code ("IRC") Section 401(k) and are subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). The Company matches employee contributions in varying degrees (either in shares of the Company's common stock or cash, in accordance with the applicable plan provisions) based on the contribution levels of the employees, as specified in the respective plan documents. Expense relating primarily to the Company's matching contributions for these defined contribution plans for the years ended December 31, 2004, 2003 and 2002 was $4.8 million, $3.9 million and $3.8 million, respectively.

The Company has a non-contributory, defined benefit pension plan covering certain corporate headquarters employees and the employees of several companies sold by the Company in 1992, for which benefits ceased accruing upon the sale (the "Qualified Plan"). Benefits accruing under this plan to corporate headquarters employees were fully vested and frozen as of January 1, 1994. Obligations under the plan of $3.3 million were fully funded at December 31, 2004.

The Company also has an excess benefit plan which provides retirement payments to certain headquarters employees in amounts generally consistent with what they would have received under the Qualified Plan, frozen in 1993. The retirement benefits provided by the excess benefit plan are generally comparable to those that would have been earned in the Qualified Plan, if payments under the Qualified Plan were not limited by the IRC. The Company has established rabbi trusts, which are invested primarily in a mutual fund holding U.S. Treasury obligations, to provide for retirement obligations under the excess benefit plan. The Company's policy is to fund pension costs in accordance with the funding provisions of ERISA.

The following table presents the components of pension cost (in thousands):

	For the years ended December 31, 2004	2003	2002
Service cost	**$1,547**	$1,432	$2,192
Interest cost	**2,290**	1,831	1,513
Amortization of deferred amounts (primarily prior actuarial losses)	**1,913**	969	479
Expected return on assets	**(229)**	(216)	(206)
Net periodic pension cost	**$5,521**	$4,016	$3,978

The Company uses a December 31 measurement date for the Qualified Plan and the excess benefit plan.

Actuarial assumptions used to calculate the benefit obligations and expenses include the following:

	2004	2003	2002
Discount rate used for benefit obligations	**5.75%**	6.00%	6.75%
Discount rate used for benefit expenses	**6.00%**	6.75%	7.25%
Expected long-term rate of return on assets	**7.00%**	8.00%	8.00%
Rate of increase in compensation levels	**10.00%**	6.00%	6.00%

The expected long-term rate of return on assets was estimated based on the historical long-term rate of return on intermediate-term U.S. Government securities.

The aggregate assets invested for settlement of the Company's pension obligations, including rabbi trust assets, ("plan assets") as of December 31, 2004 and 2003 are greater than the aggregate Accumulated Benefit Obligation ("ABO") by $2.4 million and $2.9 million, respectively. Since rabbi trust assets do not serve to offset the Company's pension obligation in accordance with U.S. GAAP, an additional minimum pension liability has been recorded, as a component of other comprehensive income, for the difference between the ABO and the recorded liability for the excess benefit plan. The plan assets as of December 31, 2004 and 2003 are less than the aggregate Projected Benefit Obligation ("PBO") by $11.2 million and $5.4 million, respectively (collectively referred to as "net PBO"). The increase in the net PBO from the prior year of $5.8 million primarily relates to an increase in plan assets of $12.8 million, more than offset by an actuarial loss of $9.8 million, interest expense (including the change in the discount rate) of $7.7 million and service costs of $1.1 million.

Plan assets amounted to $45.9 million and $33.1 million at December 31, 2004 and 2003, respectively, and are held in Vanguard Intermediate Term Treasury Fund Admiral Shares.

The Company's investment strategy generally targets investing in intermediate U.S. Government securities, seeking a high level of interest income while investing in intermediate-term U.S. Treasury bonds and other securities with an average maturity of between five and 10 years.

The estimated aggregate contributions expected to be paid to the excess benefit plan during the year ended December 31, 2005 total approximately $15.4 million. No payment is anticipated to be made to the qualified plan. Projected benefit payments, which reflect expected future service, as appropriate, for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter from the excess benefit plan as of December 31, 2004 are estimated as follows (in thousands):

2005	$3,172
2006	3,260
2007	3,399
2008	3,571
2009	3,737
Years 2010 - 2014	23,355

In addition, the Company has a supplemental pension plan ("SPP") in which certain of its officers participate. Retirement benefits under the SPP are calculated on the basis of a specified percentage of the officers' covered compensation, years of credited service and a vesting schedule, as specified in the plan documents. Expense relating to the SPP was $0.8 million in each of the years ended December 31,

2004, 2003 and 2002. Obligations of the SPP of $3.8 million were fully funded at December 31, 2004.

In November 1999, the Company's Board of Directors adopted the Omnicare StockPlus Program, a non-compensatory employee stock purchase plan (the "ESPP"). Under the ESPP, employees and non-employee directors of the Company who elect to participate may contribute up to 6% of eligible compensation (or an amount not to exceed $20,000 for non-employee directors) to purchase shares of the Company's common stock. For each share of stock purchased, the participant also receives two options to purchase additional shares of the Company's stock. The options are subject to a four-year vesting period and are generally subject to forfeiture in the event the related shares are not held by the participant for a minimum of two years. The options have a ten-year life from the date of issuance. Amounts contributed to the ESPP are used by the plan administrator to purchase the Company's stock on the open market. Prior to May 18, 2004, options awarded under the ESPP were issued out of the 1992 Long-Term Stock Incentive Plan and the 1998 Long-Term Employee Incentive Plan. Beginning May 18, 2004, stock-based incentive awards are made only from the 2004 Stock and Incentive Plan. All options awarded are included in the option activity presented in Note 8 of the Notes to Consolidated Financial Statements.

Note 10 – Income Taxes

The provision for income taxes is comprised of the following (in thousands):

	For the years ended December 31,		
	2004	2003	2002
Current provision:			
Federal	**$ 77,753**	$66,224	$55,898
State, local and foreign	**3,281**	6,172	5,819
	81,034	72,396	61,717
Deferred provision:			
Federal	**52,697**	36,888	12,881
State and foreign	**5,457**	6,797	2,547
	58,154	43,685	15,428
Total income tax provision	**$139,188**	$116,081	$77,145

Tax benefits related to the exercise of stock options and stock awards have been credited to paid-in capital in amounts of $10.4 million, $14.7 million and $0.6 million for 2004, 2003 and 2002, respectively.

The difference between the Company's reported income tax expense and the federal income tax expense computed at the statutory rate of 35% is explained in the following table (in thousands):

	For the years ended December 31,					
	2004		2003		2002	
Federal income tax at the statutory rate	**$131,320**	**35.0%**	$108,657	35.0%	$71,068	35.0%
State and local income taxes, net of federal income tax benefit	**4,972**	**1.3**	7,871	2.5	4,999	2.5
Other, net (including tax accrual adjustments)	**2,896**	**0.8**	(447)	(0.1)	1,078	0.5
Total income tax provision	**$139,188**	**37.1%**	$116,081	37.4%	$77,145	38.0%

Income tax payments, net, amounted to $73.5 million, $43.3 million and $64.2 million in 2004, 2003 and 2002, respectively.

A summary of deferred tax assets and liabilities follows (in thousands):

	December 31,	
	2004	2003
Accrued liabilities	**$ 80,662**	$ 77,417
Net operating loss carryforwards	**62,095**	72,464
Accounts receivable reserves	**33,934**	35,376
Other	**9,527**	11,457
Gross deferred tax assets	**$186,218**	$196,714
Amortization of intangibles	**$208,771**	$173,079
Fixed assets and depreciation methods	**1,339**	10,015
Current and noncurrent assets	**9,568**	6,993
Other	**9,566**	4,316
Gross deferred tax liabilities	**$229,244**	$194,403

In 2003, the Company, as a result of its acquisition of NCS, acquired federal net operating loss carryforwards totaling, as of December 31, 2003, $204.5 million pretax and $71.5 million tax-effected. The remaining federal net operating loss carryforward is $177.8 million pretax, and $62.2 million tax-effected as of December 31, 2004. In addition, the Company acquired NCS state net operating loss carryforwards totaling $13.9 million tax-effected and net of the federal tax benefit as of December 31, 2004. Both the federal and state net operating losses will expire, in varying amounts, from 2010 through 2022. The acquired net operating loss carryforwards are subject to an annual limitation under IRC Section 382 and other statutory regulations. The Company has recorded a $14.0 million valuation allowance for those carryforwards expected to expire unutilized as a result of federal and state regulations, any portion of which, if subsequently realized, would serve to reduce goodwill.

Note 11 – Earnings Per Share Data

Basic earnings per share are computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the dilutive effect of stock options and warrants, as well as convertible debentures.

The following is a reconciliation of the numerator and denominator of the basic and diluted earnings per share ("EPS") computations (in thousands, except per share data):

	For the year ended December 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Basic EPS			
Net income	**$236,011**	**103,238**	**$2.29**
Effect of Dilutive Securities			
4.00% Convertible Debentures	**9,062**	**8,451**	
Stock options, warrants and awards	**—**	**1,130**	
Diluted EPS			
Net income plus assumed conversions	**$245,073**	**112,819**	**$2.17**

	For the year ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Basic EPS			
Net income	$194,368	98,800	$1.97
Effect of Dilutive Securities			
4.00% Convertible Debentures	4,959	4,653	
5.0% Convertible Debentures	4,870	3,630	
Stock options, warrants and awards	—	813	
Diluted EPS			
Net income plus assumed conversions	$204,197	107,896	$1.89

	For the year ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Basic EPS			
Net income	$125,906	94,168	$1.34
Effect of Dilutive Securities			
Stock options, warrants and awards	—	737	
Diluted EPS			
Net income plus assumed conversions	$125,906	94,905	$1.33

During the years ended December 31, 2004, 2003 and 2002, the anti-dilutive effect associated with certain options and warrants was excluded from the computation of diluted EPS, since the exercise price of these options and warrants was greater than the average market price of the Company's common stock during these periods. The aggregate anti-dilutive stock options and warrants excluded for those years totaled 2.8 million, 3.4 million and 4.5 million, respectively.

In connection with the Company's adoption of EITF No. 04-8, the years ended December 31, 2004 and 2003 include the dilutive effect of the $345.0 million of 4.00% Convertible Debentures due 2033, which assumes conversion using the "if converted" method. Under that method, the 4.00% Convertible Debentures are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period) and interest expense, net of taxes, related to the 4.00% Convertible Debentures is added back to net income. See further discussion in "Description of Business and Summary of Significant Accounting Policies" footnote.

The year ended December 31, 2003 includes the dilutive effect of the $345.0 million of 5.0% Convertible Debentures, which assumes conversion using the "if converted" method. Under that method, the 5.0% Convertible Debentures are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period) and interest expense, net of taxes, related to the 5.0% Convertible Debentures is added back to net income. In July 2003, the Company completed the early redemption of the entire $345.0 million aggregate principal amount of the outstanding 5.0% Convertible Debentures. The 5.0% Convertible Debentures, which were convertible at $39.60 per share, were outstanding during the year ended December 31, 2002, but were not included in the computation of diluted EPS because the impact was anti-dilutive.

Note 12 – Restructuring Charges

Phase II Program

In 2002, the Company completed its previously disclosed second phase of the productivity and consolidation initiative (the "Phase II Program").

In connection with the Phase II Program, the Company expensed approximately $23.2 million pretax ($14.4 million aftertax, or $0.15 per diluted share) during the year ended December 31, 2002, when the amounts were required to be recognized in accordance with U.S. GAAP. The restructuring charges included severance pay, the buy-out of employment agreements, the buy-out of lease obligations, the write-off of leasehold improvements and other assets, and related fees and facility exit costs.

Details of the pretax restructuring charges relating to the Phase II Program follow (in thousands):

	Balance at January 1, 2002	2002 Provision/ Accrual	Utilized during 2002	Balance at December 31, 2002
Restructuring charges:				
Employee severance	$1,642	$ 2,177	$ (2,655)	$1,164
Employment agreement buy-outs	508	—	(214)	294
Lease terminations	606	5,862	(1,846)	4,622
Other assets, fees and facility exit costs	3,027	15,156	(14,690)	3,493
Total restructuring charges	$5,783	$23,195	$(19,405)	$9,573

	Utilized during 2003	Balance at December 31, 2003	Utilized during 2004	Balance at December 31, 2004
Restructuring charges:				
Employee severance	$(1,164)	$ —	$ —	$ —
Employment agreement buy-outs	(294)	—	—	—
Lease terminations	(1,155)	3,467	(530)	2,937
Other assets, fees and facility exit costs	(2,878)	615	(220)	395
Total restructuring charges	$(5,491)	$ 4,082	$ (750)	$3,332

As of December 31, 2004, the Company had paid approximately $8.5 million of severance and other employee-related costs relating to the reduction of approximately 460 employees. The remaining liabilities recorded at December 31, 2004 represent amounts not yet paid or settled relating to actions taken (primarily consisting of remaining lease payments), and will be adjusted in future periods as these matters are finalized.

Note 13 – Shareholders' Rights Plan

In May 1999, the Company's Board of Directors declared a dividend, payable on June 2, 1999, of one preferred share purchase right (a "Right") for each outstanding share of the Company's $1.00 per share par value common stock, that, when exercisable, entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, without par value, at a price of $135 per one ten-thousandth of a share, subject to adjustment. Upon certain events relating to the acquisition of, commencement or announcement of, or announcement of an intention to make a tender offer or exchange offer that would result in the beneficial ownership of 15% or more of the Company's outstanding common stock by an individual or group of individuals (the "Distribution Date"), the Rights not owned by the 15% stockholder will entitle its holder to purchase, at the Right's then current exercise price, common shares having a market value of twice such exercise price. Additionally, if after any person has become a 15% stockholder, the Company is involved in a merger or other business combination with any other person, each Right will entitle its holder (other than the 15% stockholder) to purchase, at the Right's then current exercise price, common shares of the acquiring company having a value of twice the Right's then current exercise price. The Rights will expire on May 17, 2009, unless redeemed earlier by the Company at $0.01 per Right until the Distribution Date.

Note 14 – Commitments and Contingencies

Omnicare continuously evaluates contingencies based upon the best available information. The Company believes that liabilities have been provided to the extent necessary in cases where the outcome is considered probable and reasonably estimable, and that its assessment of contingencies is reasonable. To the extent that resolution of contingencies results in amounts that vary from management's estimates, future earnings will be charged or credited accordingly.

As part of its ongoing operations, the Company is subject to various inspections, audits, inquiries and similar actions by governmental/regulatory authorities responsible for enforcing the laws and regulations to which the Company is subject. The Company is also involved in various legal actions arising in the normal course of business. Although occasional adverse outcomes (or settlements) may occur and could possibly have an adverse effect on the results of operations in any one accounting period, the Company believes that the final disposition of such matters will not have a material adverse affect on the Company's consolidated financial position.

Note 15 – Segment Information

Based on the "management approach" as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," Omnicare has two operating segments. The Company's larger segment is Pharmacy Services. Pharmacy Services primarily provides distribution of pharmaceuticals, related pharmacy consulting and other ancillary services, data management services and medical supplies to skilled nursing, assisted living and other providers of healthcare services in 47 states in the United States of America ("USA") and in Canada at December 31, 2004. The Company's other segment is CRO Services, which provides comprehensive product development services to client companies in pharmaceutical, biotechnology, medical devices and diagnostics industries in 30 countries around the world at December 31, 2004, including the USA.

The table below presents information about the segments as of and for the years ended December 31, 2004, 2003 and 2002, and should be read in connection with the paragraphs that follow (in thousands):

	For the years ended December 31,			
2004:	Pharmacy Services	CRO Services	Corporate and Consolidating	Consolidated Totals
Net sales	**$3,983,641**	**$136,250**	**$ —**	**$4,119,891**
Depreciation and amortization	**52,247**	**1,504**	**2,545**	**56,296**
Operating income (expense)	**478,232**	**13,005**	**(48,801)**	**442,436**
Total assets	**3,424,980**	**143,482**	**330,719**	**3,899,181**
Capital expenditures	**15,162**	**575**	**2,189**	**17,926**
2003:				
Net sales	$3,345,301	$153,873	$ —	$3,499,174
Depreciation and amortization	48,915	1,770	2,335	53,020
Operating income (expense)	412,986	12,562	(37,965)	387,583
Total assets	3,007,405	99,693	287,923	3,395,021
Capital expenditures	15,325	990	800	17,115
2002:				
Net sales	$2,467,237	$165,517	$ —	$2,632,754
Depreciation and amortization	40,389	2,237	2,637	45,263
Restructuring charges	(6,769)	(16,426)	—	(23,195)
Operating income (expense)	288,196	4,610	(36,220)	256,586
Total assets	2,126,718	120,155	180,712	2,427,585
Capital expenditures	22,900	776	972	24,648

The following summarizes sales and long-lived assets by geographic area as of and for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	Net Sales			Long-Lived Assets		
	2004	2003	2002	**2004**	2003	2002
United States	**$4,075,012**	$3,456,806	$2,596,605	**$139,173**	$146,858	$138,516
Foreign	**44,879**	42,368	36,149	**3,248**	1,449	1,392
Total	**$4,119,891**	$3,499,174	$2,632,754	**$142,421**	$148,307	$139,908

The determination of foreign sales is based on the country in which the sales originate. No individual foreign country's sales were material to the consolidated sales of Omnicare. In accordance with EITF No. 01-14, Omnicare included in its net sales, during the years ended December 31, 2004, 2003 and 2002, reimbursable out-of-pockets totaling $10.2 million, $15.2 million and $18.6 million, respectively, for the United States geographic area; $8.5 million, $9.6 million and $7.7 million, respectively, for the foreign geographic area; and $18.7 million, $24.8 million and $26.3 million, respectively, for the total net sales.

Note 16 - Summary of Quarterly Results (Unaudited)

The following table presents the Company's quarterly financial information for 2004 and 2003 (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2004					
Total net sales[a]	**$982,279**	**$1,010,597**	**$1,053,933**	**$1,073,082**	**$4,119,891**
Total direct costs[a]	**727,611**	**754,977**	**795,363**	**811,572**	**3,089,523**
Gross profit	**254,668**	**255,620**	**258,570**	**261,510**	**1,030,368**
Selling, general and administrative expenses	**138,662**	**143,327**	**152,249**	**153,694**	**587,932**
Operating income	**116,006**	**112,293**	**106,321**	**107,816**	**442,436**
Investment income	**634**	**905**	**691**	**954**	**3,184**
Interest expense	**(16,712)**	**(17,243)**	**(17,582)**	**(18,884)**	**(70,421)**
Income before income taxes	**99,928**	**95,955**	**89,430**	**89,886**	**375,199**
Income taxes	**36,437**	**35,501**	**33,544**	**33,706**	**139,188**
Net income	**$ 63,491**	**$ 60,454**	**$ 55,886**	**$ 56,180**	**$ 236,011**
Earnings per share:[b]					
Basic	**$ 0.61**	**$ 0.58**	**$ 0.54**	**$ 0.55**	**$ 2.29**
Diluted[c][d]	**$ 0.58**	**$ 0.55**	**$ 0.52**	**$ 0.52**	**$ 2.17**
Weighted average number of common shares outstanding:					
Basic	**103,458**	**103,996**	**104,171**	**101,321**	**103,238**
Diluted[c][d]	**113,220**	**113,453**	**112,808**	**111,498**	**112,819**
2003					
Total net sales[a]	$805,861	$ 844,033	$ 901,654	$ 947,626	$3,499,174
Total direct costs[a]	597,900	623,056	674,399	706,259	2,601,614
Gross profit	207,961	220,977	227,255	241,367	897,560
Selling, general and administrative expenses	126,928	130,090	123,592	129,367	509,977
Operating income	81,033	90,887	103,663	112,000	387,583
Investment income	588	1,166	880	1,532	4,166
Interest expense (Note 7)	(16,456)	(21,875)	(26,316)	(16,653)	(81,300)
Income before income taxes	65,165	70,178	78,227	96,879	310,449
Income taxes	24,742	26,677	29,397	35,265	116,081
Net income	$ 40,423	$ 43,501	$ 48,830	$ 61,614	$ 194,368
Earnings per share:[b]					
Basic	$ 0.43	$ 0.45	$ 0.48	$ 0.60	$ 1.97
Diluted[c]	$ 0.42	$ 0.44	$ 0.46	$ 0.57	$ 1.89
Weighted average number of common shares outstanding:					
Basic	94,386	96,034	101,965	102,688	98,800
Diluted[c]	104,029	104,503	111,395	112,195	107,896

Notes to Summary of Quarterly Results:

(a) In accordance with EITF No. 01-14, Omnicare has recorded reimbursements received for "out-of-pocket" expenses on a grossed-up basis in total net sales and total direct costs for both the 2004 and 2003 periods. EITF No. 01-14 relates solely to the Company's CRO Services business.

(b) Earnings per share is calculated independently for each separately reported quarterly and full year period. Accordingly, the sum of the separately reported quarters may not necessarily be equal to the per share amount for the corresponding full year period, as independently calculated.

(c) In connection with the adoption of EITF No. 04-8 in the fourth quarter of 2004, the Company restated previously reported diluted earnings per share and the diluted weighted average number of common shares outstanding. See further discussion at the "Description of Business and Summary of Significant Accounting Policies" and "Earnings Per Share Data" footnotes.

(d) The first quarter, second quarter and full year of 2003 periods, include the dilutive effect of the $345.0 million of 5.0% Convertible Debentures, which assumes conversion using the "if converted" method. Under that method, the 5.0% Convertible Debentures are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period) and interest expense, net of taxes, related to the 5.0% Convertible Debentures is added back to net income.

Note 17 - Guarantor Subsidiaries

The Company's 8.125% Senior Notes due 2011 and the 6.125% Senior Notes due 2013 are fully and unconditionally guaranteed on an unsecured, joint and several basis by certain wholly-owned subsidiaries of the Company (the "Guarantor Subsidiaries"). The following condensed consolidating financial data illustrates the composition of Omnicare, Inc. ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries as of December 31, 2004 and 2003 for the balance sheets, as well as the statements of income and the statements of cash flows for each of the three years ended December 31, 2004, 2003 and 2002. Separate complete financial statements of the respective Guarantor Subsidiaries would not provide additional information that would be useful in assessing the financial condition of the Guarantor Subsidiaries and thus are not presented. No eliminations column is presented for the condensed consolidating statements of cash flows since there were no significant eliminating amounts during the periods presented.

Summary Consolidating Statements of Income

(in thousands)

	For the year ended December 31,				
2004:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Omnicare, Inc. and Subsidiaries
Total net sales	**$ —**	**$4,002,582**	**$117,309**	**$ —**	**$4,119,891**
Total direct costs	**—**	**2,998,265**	**91,258**	**—**	**3,089,523**
Gross profit	**—**	**1,004,317**	**26,051**	**—**	**1,030,368**
Selling, general and administrative expenses	**5,723**	**562,056**	**20,153**	**—**	**587,932**
Operating income (loss)	**(5,723)**	**442,261**	**5,898**	**—**	**442,436**
Investment income	**605**	**2,579**	**—**	**—**	**3,184**
Interest expense	**(63,021)**	**(5,839)**	**(1,561)**	**—**	**(70,421)**
Income (loss) before income taxes	**(68,139)**	**439,001**	**4,337**	**—**	**375,199**
Income tax (benefit) expense	**(25,893)**	**163,433**	**1,648**	**—**	**139,188**
Equity in net income of subsidiaries	**278,257**	**—**	**—**	**(278,257)**	**—**
Net income (loss)	**$236,011**	**$ 275,568**	**$ 2,689**	**$(278,257)**	**$ 236,011**

Note 17 - Guarantor Subsidiaries-Continued

Summary Consolidating Statements of Income-Continued

(in thousands) For the years ended December 31,

2003:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Omnicare, Inc. and Subsidiaries
Total net sales	$ —	$3,372,657	$126,517	$ —	$3,499,174
Total direct costs	—	2,498,805	102,809	—	2,601,614
Gross profit	—	873,852	23,708	—	897,560
Selling, general and administrative expenses	7,086	481,185	21,706	—	509,977
Operating income (loss)	(7,086)	392,667	2,002	—	387,583
Investment income	2,832	1,216	118	—	4,166
Interest expense	(79,133)	(1,671)	(496)	—	(81,300)
Income (loss) before income taxes	(83,387)	392,212	1,624	—	310,449
Income tax (benefit) expense	(31,687)	147,151	617	—	116,081
Equity in net income of subsidiaries	246,068	—	—	(246,068)	—
Net income (loss)	$194,368	$ 245,061	$ 1,007	$(246,068)	$ 194,368
2002:					
Total net sales	$ —	$2,521,682	$111,072	$ —	$2,632,754
Total direct costs	—	1,850,455	91,246	—	1,941,701
Gross profit	—	671,227	19,826	—	691,053
Selling, general and administrative expenses	29,585	360,245	21,442	—	411,272
Restructuring charges	—	22,397	798	—	23,195
Operating income (loss)	(29,585)	288,585	(2,414)	—	256,586
Investment income	1,755	1,288	233	—	3,276
Interest expense	(56,082)	(547)	(182)	—	(56,811)
Income (loss) before income taxes	(83,912)	289,326	(2,363)	—	203,051
Income tax (benefit) expense	(31,887)	109,930	(898)	—	77,145
Equity in net income of subsidiaries	177,931	—	—	(177,931)	—
Net income (loss)	$125,906	$ 179,396	$ (1,465)	$(177,931)	$ 125,906

Note 17 - Guarantor Subsidiaries-Continued

Condensed Consolidating Balance Sheets

(in thousands) As of December 31,

2004:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Omnicare, Inc. and Subsidiaries
ASSETS					
Cash and cash equivalents	$ 46,569	$ 32,453	$ 5,147	$ —	$ 84,169
Restricted cash	—	262	—	—	262
Deposit with drug wholesaler	—	44,000	—	—	44,000
Accounts receivable, net (including intercompany)	41,448	781,084	17,923	(1,750)	838,705
Inventories	—	326,091	5,276	—	331,367
Deferred income tax benefits (liabilities), net-current	(6)	94,074	499	—	94,567
Other current assets	572	155,160	977	—	156,709
Total current assets	88,583	1,433,124	29,822	(1,750)	1,549,779
Properties and equipment, net	—	134,601	7,820	—	142,421
Goodwill	—	1,948,633	54,590	—	2,003,223
Other noncurrent assets	125,636	77,911	211	—	203,758
Investment in subsidiaries	2,985,941	—	—	(2,985,941)	—
Total assets	$3,200,160	$3,594,269	$92,443	$(2,987,691)	$3,899,181
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities (including intercompany)	$ 24,757	$ 417,721	$26,754	$ (1,750)	$ 467,482
Long-term debt	280,769	790	—	—	281,559
8.125% senior subordinated notes, due 2011	375,000	—	—	—	375,000
6.125% senior subordinated notes, net, due 2013	232,508	—	—	—	232,508
4.00% junior subordinated convertible debentures, due 2033	345,000	—	—	—	345,000
Deferred income tax liabilities, net-noncurrent	(2,204)	145,484	(5,687)	—	137,593
Other noncurrent liabilities	17,222	114,940	769	—	132,931
Stockholders' equity	1,927,108	2,915,334	70,607	(2,985,941)	1,927,108
Total liabilities and stockholders' equity	$3,200,160	$3,594,269	$92,443	$(2,987,691)	$3,899,181

2003:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Omnicare, Inc. and Subsidiaries
ASSETS					
Cash and cash equivalents	$ 134,513	$ 48,940	$ 3,960	$ —	$ 187,413
Restricted cash	—	714	—	—	714
Accounts receivable, net (including intercompany)	—	672,315	13,708	(7,768)	678,255
Inventories	—	321,465	5,085	—	326,550
Other current assets	954	187,363	1,839	—	190,156
Total current assets	135,467	1,230,797	24,592	(7,768)	1,383,088
Properties and equipment, net	—	139,108	9,199	—	148,307
Goodwill	—	1,621,645	68,913	—	1,690,558
Other noncurrent assets	33,390	128,147	11,531	—	173,068
Investment in subsidiaries	2,627,756	—	—	(2,627,756)	—
Total assets	$2,796,613	$3,119,697	$114,235	$(2,635,524)	$3,395,021
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities (including intercompany)	$ 15,205	$ 445,744	$ 9,579	$ (7,768)	$ 462,760
Long-term debt	135,384	471	—	—	135,855
8.125% senior subordinated notes, due 2011	375,000	—	—	—	375,000
6.125% senior subordinated notes, net, due 2013	226,822	—	—	—	226,822
4.00% junior subordinated convertible debentures, due 2033	345,000	—	—	—	345,000
Other noncurrent liabilities	23,178	150,068	314	—	173,560
Stockholders' equity	1,676,024	2,523,414	104,342	(2,627,756)	1,676,024
Total liabilities and stockholders' equity	$2,796,613	$3,119,697	$114,235	$(2,635,524)	$3,395,021

Note 17 - Guarantor Subsidiaries-Continued

Condensed Consolidating Statements of Cash Flows

(in thousands) For the years ended December 31,

2004:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Omnicare, Inc. and Subsidiaries
Cash flows from operating activities:				
Provision for doubtful accounts	$ —	$ 44,143	$ 969	$ 45,112
Other	(44,300)	165,622	2,424	123,746
Net cash flows from operating activities	(44,300)	209,765	3,393	168,858
Cash flows from investing activities:				
Acquisition of businesses, net of cash received	—	(397,329)	(1,230)	(398,559)
Capital expenditures	—	(17,521)	(405)	(17,926)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	—	452	—	452
Other	—	60	—	60
Net cash flows from investing activities	—	(414,338)	(1,635)	(415,973)
Cash flows from financing activities:				
Borrowings on line of credit facilities	835,000	—	—	835,000
Payments on line of credit facilities and term A loan	(685,513)	—	—	(685,513)
Payments on long-term borrowings and obligations	(541)	—	—	(541)
Proceeds from stock awards and exercise of stock options and warrants, net of stock tendered in payment	9,804	—	—	9,804
Dividends paid	(9,386)	—	—	(9,386)
Other	(193,008)	188,086	—	(4,922)
Net cash flows from financing activities	(43,644)	188,086	—	144,442
Effect of exchange rate changes on cash	—	—	(571)	(571)
Net increase (decrease) in cash and cash equivalents	(87,944)	(16,487)	1,187	(103,244)
Cash and cash equivalents at beginning of year	134,513	48,940	3,960	187,413
Cash and cash equivalents at end of year	$ 46,569	$ 32,453	$ 5,147	$ 84,169

2003:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Omnicare, Inc. and Subsidiaries
Cash flows from operating activities:				
Provision for doubtful accounts	$ —	$ 43,795	$ 885	$ 44,680
Other	(43,028)	171,578	836	129,386
Net cash flows from operating activities	(43,028)	215,373	1,721	174,066
Cash flows from investing activities:				
Acquisition of businesses, net of cash received	—	(656,435)	(6,976)	(663,411)
Capital expenditures	—	(16,978)	(137)	(17,115)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	—	2,433	—	2,433
Other	—	29	15	44
Net cash flows from investing activities	—	(670,951)	(7,098)	(678,049)
Cash flows from financing activities:				
Borrowings on line of credit facilities and term A loan	749,000	—	—	749,000
Payments on line of credit facilities and term A loan	(593,103)	—	—	(593,103)
Proceeds from long-term borrowings	595,000	—	—	595,000
Payments on long-term borrowings and obligations	(354,167)	—	—	(354,167)
Fees paid for financing arrangements	(24,541)	—	—	(24,541)
Proceeds from stock offering, net of issuance costs	178,774	—	—	178,774
Proceeds from stock awards and exercise of stock options, net of stock tendered in payment	12,275	—	—	12,275
Dividends paid	(8,876)	—	—	(8,876)
Other	(472,514)	468,327	(273)	(4,460)
Net cash flows from financing activities	81,848	468,327	(273)	549,902
Effect of exchange rate changes on cash	—	—	3,558	3,558
Net increase (decrease) in cash and cash equivalents	38,820	12,749	(2,092)	49,477
Cash and cash equivalents at beginning of year	95,693	36,191	6,052	137,936
Cash and cash equivalents at end of year	$ 134,513	$ 48,940	$ 3,960	$ 187,413

Note 17 - Guarantor Subsidiaries-Continued

Condensed Consolidating Statements of Cash Flows-Continued

(in thousands) 2002:	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Omnicare, Inc. and Subsidiaries
	For the year ended December 31,			
Cash flows from operating activities:				
Provision for doubtful accounts	$ —	$ 30,269	$ 894	$ 31,163
Other	(37,903)	155,544	1,915	119,556
Net cash flows from operating activities	(37,903)	185,813	2,809	150,719
Cash flows from investing activities:				
Acquisition of businesses, net of cash received	—	(126,533)	(1,250)	(127,783)
Capital expenditures	—	(24,378)	(270)	(24,648)
Transfer of cash to trusts for employee health and severance costs, net of payments out of the trust	—	(225)	—	(225)
Other	—	272	1	273
Net cash flows from investing activities	—	(150,864)	(1,519)	(152,383)
Cash flows from financing activities:				
Borrowings on line of credit facilities	90,000	—	—	90,000
Payments on line of credit facilities	(120,000)	—	—	(120,000)
Payments on long-term borrowings and obligations	—	(214)	—	(214)
Proceeds from stock awards and exercise of stock options, net of stock tendered in payment	667	—	—	667
Dividends paid	(8,491)	—	—	(8,491)
Other	44,310	(35,848)	—	8,462
Net cash flows from financing activities	6,486	(36,062)	—	(29,576)
Effect of exchange rate changes on cash	—	—	780	780
Net increase (decrease) in cash and cash equivalents	(31,417)	(1,113)	2,070	(30,460)
Cash and cash equivalents at beginning of year	127,110	37,304	3,982	168,396
Cash and cash equivalents at end of year	$ 95,693	$ 36,191	$ 6,052	$ 137,936

Note 18 – Subsequent Event

On March 8, 2005, the Company completed the exchange of $333,766,950 aggregate liquidation amount of the Old Trust PIERS (representing approximately 96.7% of the total liquidation amount of the Old Trust PIERS outstanding) for an equal amount of newly issued Series B 4.00% Trust Preferred Income Equity Redeemable Securities (the "New Trust PIERS") of Omnicare Capital Trust II (the "New Trust"), plus an exchange fee of $0.125 per $50 stated liquidation amount of Old Trust PIERS. Each New Trust PIERS represents an undivided beneficial interest in the assets of the New Trust, which assets consist solely of a corresponding amount of Series B 4.00% junior subordinated convertible debentures issued by Omnicare, Inc. with a stated maturity of June 15, 2033. Following the consummation of the exchange, approximately $11,233,050 aggregate liquidation amount of Old Trust PIERS remain outstanding.

The terms of the New Trust PIERS are substantially identical to the terms of the Old Trust PIERS, except that the New Trust PIERS are convertible into cash and, if applicable, shares of Omnicare common stock, whereas the outstanding Old Trust PIERS are convertible only into Omnicare common stock (except for cash in lieu of fractional shares).

The purpose of the exchange offer was to change the conversion settlement provisions of the Old Trust PIERS. As previously disclosed in Note 1, the Company made this change in response to the adoption by the EITF of the FASB of EITF Issue No. 04-8, which, effective December 15, 2004, changed the accounting rules applicable to the Old Trust PIERS and requires Omnicare to include the common stock issuable upon conversion of the Old Trust PIERS in Omnicare's diluted shares outstanding, regardless of whether the market trigger has been met. By committing to pay up to the stated liquidation amount of the New Trust PIERS to be converted in cash upon conversion, Omnicare will be able to account for the New Trust PIERS under the treasury stock method, which is expected to be less dilutive to earnings per share than the "if converted" method proscribed by EITF 04-8.

Five-Year Summary of Selected Financial Data

Omnicare, Inc. and Subsidiary Companies
(In thousands, except per share data)

	2004	2003	2002	2001	2000
	For the years ended and at December 31,				
INCOME STATEMENT DATA:[a][b][c]					
Total net sales[d]	**$4,119,891**	$3,499,174	$2,632,754	$2,183,036	$1,987,839
Net income	**$ 236,011**	$ 194,368	$ 125,906	$ 74,271	$ 48,817
Earnings per share data:					
Basic	**$ 2.29**	$ 1.97	$ 1.34	$ 0.80	$ 0.53
Diluted	**$ 2.17**[e]	$ 1.89[e]	$ 1.33	$ 0.79	$ 0.53
Dividends per share	**$ 0.09**	$ 0.09	$ 0.09	$ 0.09	$ 0.09
Weighted average number of common shares outstanding:					
Basic	**103,238**	98,800	94,168	93,124	92,012
Diluted	**112,819**[e]	107,896[e]	94,905	93,758	92,012
BALANCE SHEET DATA:[a]					
Cash and cash equivalents, plus restricted cash	**$ 84,431**	$ 188,127	$ 141,083	$ 171,318	$ 113,907
Working capital (current assets less current liabilities)	**1,082,297**	920,328	704,908	658,321	560,729
Total assets	**3,899,181**	3,395,021	2,427,585	2,290,276	2,210,218
Long-term debt (excluding current portion)[f]	**1,234,067**	1,082,677	720,187	750,669	780,706
Stockholders' equity[f]	**1,927,108**	1,676,024	1,275,062	1,149,783	1,068,423
OTHER FINANCIAL DATA:[a]					
Net cash flows from operating activities	**$ 168,858**	$ 174,066	$ 150,719	$ 155,878	$ 127,397
EBITDA[g]	**498,732**	440,603	301,849	247,564	204,660
Net cash flows from investing activities	**(415,973)**	(678,049)	(152,383)	(46,802)	(76,116)
Capital expenditures[h]	**17,926**	17,115	24,648	26,222	32,423
Net cash flows from financing activities	**144,442**	549,902	(29,576)	(52,346)	(36,473)

The financial information above should be read in conjunction with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(a) Omnicare, Inc. ("Omnicare" or the "Company") has had an active acquisition program in effect since 1989. See Note 2 of the Notes to Consolidated Financial Statements for additional information concerning acquisitions which can impact the comparability of our results.

(b) The following aftertax charges are included in net income for the years ended December 31 (in thousands, except per share data):

	2004	2003	2002	2001	2000
Call premium and write-off of unamortized debt issuance costs	$ —	$7,853[1]	$ —	$ —	$ —
Restructuring and other related charges	—	—	14,381[2]	11,374	17,135
Other expense	—	—	—	2,987[3]	—
Total	$ —	$7,853	$14,381	$14,361	$17,135

(1) See Note 7 of the Notes to Consolidated Financial Statements.
(2) See Note 12 of the Notes to Consolidated Financial Statements.
(3) Represents items totaling $1,817 pretax ($1,127 aftertax, or $0.01 per diluted share) and $3,000 pretax ($1,860 aftertax, or $0.02 per diluted share). The $1,817 special charge represents a repayment to the Medicare program of overpayments made to one of the Company's pharmacy units during the period from January 1997 through April 1998. As part of its corporate compliance program, the Company learned of the overpayments, which related to Medicare Part B claims that contained documentation errors, and notified the Health Care Financing Administration (now known as the Centers for Medicare & Medicaid Services) for review and determination of the amount of overpayment. The $3,000 special charge represents a settlement during June 2001 of certain contractual issues with a customer, which issues and amount relate to prior-year periods.

(c) In accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), Omnicare discontinued amortization of goodwill as of January 1, 2002. Accordingly, no goodwill amortization was recorded during the years ended December 31, 2004, 2003 and 2002. The following aftertax goodwill amortization expense amounts are included in net income for the years ended December 31 (in thousands):

	2004	2003	2002	2001	2000
Goodwill amortization	$ —	$ —	$ —	$20,583	$20,582

(d) In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred" ("EITF No. 01-14"), Omnicare has recorded reimbursements received for "out-of-pocket" expenses on a grossed-up basis in the income statement as revenues and direct costs. EITF No. 01-14 relates solely to the Company's contract research services business.

(e) In connection with the adoption of EITF No. 04-8 in the fourth quarter of 2004, the Company restated previously reported diluted earnings per share and the diluted weighted average number of common shares outstanding for all periods since the second quarter of 2003, the period the 4.00% junior subordinated convertible debentures were outstanding. See further discussion in Note 1 and Note 11 of the Notes to Consolidated Financial Statements for additional information.

(f) In 2003, the Company completed a refinancing plan in which it raised $1,033.6 million. See Note 7 of the Notes to Consolidated Financial Statements for further information on these transactions.

(g) "EBITDA" represents earnings before interest (net of investment income), income taxes, depreciation and amortization. The Company believes that certain investors find EBITDA to be a useful tool for measuring a company's ability to service its debt, which is also the primary purpose for which management uses this financial measure. However, EBITDA does not represent net cash flows from operating activities, as defined by United States Generally Accepted Accounting Principles ("U.S. GAAP"), and should not be considered as a substitute for operating cash flows as a measure of liquidity. Omnicare's calculation of EBITDA may differ from the calculation of EBITDA by others. The following is a reconciliation of EBITDA to net cash flow from operating activities for the years ended December 31 (in thousands):

		2004	2003	2002	2001	2000
EBITDA		**$ 498,732**	$ 440,603	$301,849	$247,564	$204,660
Subtract:	Interest expense, net of investment income	**(67,237)**	(77,134)	(53,535)	(53,709)	(53,164)
	Income taxes	**(139,188)**	(116,081)	(77,145)	(45,514)	(28,706)
	Changes in assets and liabilities, net of effects from acquisition of businesses	**(226,715)**	(165,442)	(76,101)	(38,069)	(48,693)
Add:	Provision for doubtful accounts	**45,112**	44,680	31,163	25,490	26,729
	Deferred tax provision	**58,154**	43,685	15,428	17,305	19,767
	Write-off of debt issuance costs	—	3,755	—	—	—
	Non-cash portion of restructuring charges	—	—	9,060	2,811	6,804
Net cash flows from operating activities		**$ 168,858**	$ 174,066	$150,719	$155,878	$127,397

(h) Primarily represents the purchase of computer equipment and software, machinery and equipment, and furniture, fixtures and leasehold improvements.

The following discussion should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing elsewhere in this report. In addition, see the "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information" caption below.

Overview of 2004

Omnicare, Inc. ("Omnicare" or the "Company") is a leading provider of pharmaceutical care for the elderly. Omnicare primarily serves residents in long-term care facilities comprising approximately 1,086,000 beds in 47 states in the United States and in Canada at December 31, 2004, making it the nation's largest provider of professional pharmacy, related pharmacy consulting and other ancillary services, data management services and medical supplies to skilled nursing, assisted living and other providers of healthcare services. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 30 countries worldwide.

A summary of the key operating results for the years ended December 31, 2004 and 2003 follows (in thousands, except per share amounts):

	Year ended December 31, 2004	2003
Consolidated:		
Total Net Sales	**$4,119,891**	$3,499,174
Net Income	**$ 236,011**	$ 194,368
Diluted Earnings Per Share ("EPS") (a)	**$ 2.17**	$ 1.89

Sales and profitability results are discussed at the "Pharmacy Services Segment" and "CRO Services Segment" captions below.

(a) In 2004, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board adopted Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF No. 04-8") which requires the shares underlying contingently convertible debt instruments to be included in diluted earnings per share computations using the "if-converted" accounting method, regardless of whether the market price trigger has been met. Under that method, the 4.00% junior subordinated convertible debentures ("4.00% Convertible Debentures") are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period), and interest expense, net of taxes, related to the 4.00% Convertible Debentures is added back to net income. Diluted earnings per common share amounts have been restated for 2003 to give effect to the application of EITF No. 04-8 as it relates to the Company's 4.00% Convertible Debentures issued in the second quarter of 2003. The effect of Omnicare's adoption of EITF No. 04-8 was to decrease diluted earnings per share $0.04 for the year ended December 31, 2003.

	Year ended December 31, 2004	2003
Pharmacy Services Segment:		
Net Sales	**$3,983,641**	$3,345,301
Operating Income	**$ 478,232**	$ 412,986

For the Pharmacy Services Segment, despite the challenges presented by competitive pricing and governmental reimbursement pressures, the year 2004 was one of growth and development, owing largely to the success of its acquisition and integration model. The Company essentially completed the integration of its prior-period acquisitions and undertook the integration of current-year acquisitions. The integration plan for these acquisitions included the realization of economies of scale and cost synergies in purchasing of pharmaceuticals and in consolidation of overlapping geographic locations and redundant functions. Sales growth in Omnicare's existing pharmacy operations also served to further leverage its cost structure. In addition to the benefits of economies of scale generated by these growth programs, the Company also instituted other cost-saving initiatives designed to respond to pricing and reimbursement pressures and to improve the overall cost-efficiency of its operations.

Contributing in large measure to the increase in sales for the full year ended December 31, 2004 was the impact of the Company's acquisition programs, which included 19 acquisitions during the year. The total increase in 2004 sales as a result of these transactions is estimated at approximately $240 million. Additionally, sales increased for the full year ended December 31, 2004, as compared to the prior year period, due to the acquisition of SunScript in July

2003. Further, Pharmacy Services sales increased due to the continued implementation and expansion of the Company's clinical and other service programs, drug price inflation and the further market penetration of newer branded drugs targeted at the diseases of the elderly, which often carry higher prices but are significantly more effective in reducing overall healthcare costs than those they replace. The increased operating income was primarily the result of increased sales, ongoing benefits of the Company's acquisition integration efforts and productivity initiatives throughout the Pharmacy Services segment. These factors, favorably affecting sales and operating income, were partially offset by intensified price competition, Medicaid reimbursement pressures, a special charge of $7.4 million (lowering gross profit by approximately $2.7 million and increasing operating expenses by $4.7 million, as further described below), and a continued shift in the Company's payor mix toward lower-margin Medicaid business during 2004. Operating income was also affected by the initial impact of the lower-margin acquisitions recently completed, which impact is expected to diminish as the Company achieves drug purchasing improvements, consolidation of redundant pharmacies and other economies of scale.

	Year ended December 31, 2004	2003
CRO Services Segment:		
Net Sales	**$136,250**	$153,873
Operating Income	**$ 13,005**	$ 12,562

Revenues in the CRO Service Segment were lower for the year ended December 31, 2004 than in the same period of 2003 due primarily to client-driven cancellations or delays in the commencement or continuation of certain projects. Backlog at December 31, 2004 was approximately $94 million higher than at December 31, 2003, largely related to the Clinimetrics acquisition in late 2004. Operating income for the full year ended December 31, 2004 was higher than the prior year despite lower revenues. The improvement in operating income is attributable primarily to productivity improvements and cost reduction efforts during the year ended December 31, 2004.

For a discussion regarding the Company's outlook, please see the Outlook section of the MD&A.

Financial Condition, Liquidity and Capital Resources

Net cash flows from operating activities for the year ended December 31, 2004 were $168.9 million, compared with $174.1 million for the same period of 2003. Operating cash flows during the year ended December 31, 2004 were unfavorably impacted by a one-time deposit of $44.0 million made during the first quarter of 2004, owing to a change in payment terms under the Company's new contract with its drug wholesaler. In addition, in the fourth quarter of 2004, another broad-based slowdown in Medicaid reimbursement from the State of Illinois, unfavorably impacted cash flow by approximately $27 million. Furthermore, cash flow for the full years 2004 and 2003 was unfavorably impacted by the reduction in an acquired company's payable to its previous drug wholesaler for approximately $18 million and $15 million, respectively. Operating cash flows, as well as borrowings on the line of credit facilities, were used primarily for acquisition-related payments, debt repayment, capital expenditures and dividends. During 2004, the Company's investing activities included 19 acquisitions in its institutional pharmacy business and one in its CRO business, which although not individually significant, aggregated approximately $399 million as compared with approximately $663 million in 2003, including amounts payable pursuant to acquisition agreements relating to prior year acquisitions. Net borrowings on the Company credit facility totaled $170.0 million in the year ended December 31, 2004 and were primarily used for payments relating to the acquisition of businesses. The Company also paid $20.5 million on the term A loan in 2004. At December 31, 2004, outstanding revolving credit borrowings were $170.0 million and the balance on the term A loan was $135.4 million.

Results of Operations

The following summary table presents consolidated net sales and results of operations for Omnicare for each of the years ended December 31, 2004, 2003 and 2002 (in thousands, except per share amounts). In accordance with the SEC's release entitled "Conditions for Use of Non-GAAP Financial Measures," the Company has disclosed in this MD&A, with the exception of EBITDA (discussed below), only those measures that are in accordance with U.S. GAAP.

	For the years ended December 31, **2004**	2003	2002
Total net sales	**$4,119,891**	$3,499,174	$2,632,754
Net income	**$ 236,011**	$ 194,368	$ 125,906
Earnings per share:			
Basic	**$ 2.29**	$ 1.97	$ 1.34
Diluted	**$ 2.17**	$ 1.89	$ 1.33
EBITDA[a]	**$ 498,732**	$ 440,603	$ 301,849

(a) "EBITDA" represents earnings before interest (net of investment income), income taxes, depreciation and amortization. The Company believes that certain investors find EBITDA to be a useful tool for measuring a company's ability to service its debt, which is also the primary purpose for which management uses this financial measure. However, EBITDA does not represent net cash flows from operating activities, as defined by United States (U.S.) GAAP, and should not be considered as a substitute for operating cash flows as a measure of liquidity. The Company's calculation of EBITDA may differ from the calculation of EBITDA by others. See Five-Year Summary of Selected Financial Data for a reconciliation of EBITDA to net cash flows from operating activities.

2004 vs. 2003

Consolidated

Total net sales for 2004 increased to $4,119.9 million from $3,499.2 million in 2003. Diluted earnings per share were $2.17 for the year ended December 31, 2004 versus $1.89 in 2003. Net income for 2004 was $236.0 million versus $194.4 million in 2003. EBITDA for 2004 totaled $498.7 million in comparison with $440.6 million for 2003.

Included in 2004 was a special charge totaling $7.4 million pretax ($4.6 million aftertax or $0.04 per diluted share) in connection with certain state Medicaid audits related to prior periods, lowering gross profit by approximately $2.7 million and increasing operating expenses by approximately $4.7 million.

Included in 2003 interest expense was a charge of $12.7 million pretax ($7.9 million aftertax, or $0.07 per diluted share), relating to the call premium and write-off of unamortized debt issuance costs associated with the Company's early redemption of its 5.0%, $345.0 million convertible subordinated debentures as further described at the "Financial Condition, Liquidity and Capital Resources" caption below.

Pharmacy Services Segment

Omnicare's Pharmacy Services segment recorded sales of $3,983.6 million for the year ended December 31, 2004, exceeding the 2003 amount of $3,345.3 million by $638.3 million, or 19.1%. At December 31, 2004, Omnicare served long-term care facilities comprising approximately 1,086,000 beds as compared with approximately 1,003,000 beds served at December 31, 2003. Contributing in large measure to the growth in Pharmacy Services was the completion of 19 acquisitions in 2004, which individually were not significant but added approximately $240 million to 2004 sales in the aggregate, as well as the acquisition of SunScript in July 2003. Additionally, Pharmacy Services sales increased due to the continued implementation and expansion of the Company's clinical and other service programs, drug price inflation and the further market penetration of newer branded drugs targeted at the diseases of the elderly, which often carry higher prices but are significantly more effective in reducing overall healthcare costs than those they replace. The Company estimates that drug price inflation for its highest dollar volume products in 2004 was approximately 5%. These factors were partially offset by continued intensified competitive pricing pressures, Medicaid reimbursement reductions, including overall reimbursement formula changes in certain states, as well as drug-specific pricing reductions or limitations on certain generic drugs, and a continued shift in its payor mix toward lower-margin Medicaid business. Also impacting the 2004 results was the increased use of generic drugs and a special charge during 2004 in connection with certain state Medicaid audits related to prior periods, which lowered sales by approximately $2.7 million. While the Company is focused on reducing the impact of competitive pricing and governmental reimbursement issues, there can be no assurance that such issues will not continue to impact the Pharmacy Services segment.

Operating income of the Pharmacy Services segment was $478.2 million in 2004, a $65.2 million improvement as compared with the $413.0 million earned in 2003. As a percentage of the segment's sales, operating income was 12.0% in 2004, compared with 12.3% in 2003. The increased operating income was primarily the result of increased sales and the overall synergies from the integration of the aforementioned 2004 acquisitions, the NCS Healthcare ("NCS") business and, to a lesser extent, the SunScript acquisition, as well as productivity initiatives throughout the Pharmacy Services segment. Although operating margins are initially unfavorably impacted by the addition of lower-margin businesses when acquired, the integration efforts result in drug purchasing improvements, consolidation of redundant pharmacy locations and other economies of scale, which serve to leverage the Company's operating cost structure. Partially offsetting the improved operating income in 2004 was the intensified competitive pricing and Medicaid reimbursement pressures, the previously discussed special charge during the third and fourth quarters of 2004, which lowered operating income by approximately $7.4 million, the initial impact of recently completed acquisitions on margins, which impact is expected to diminish as the Company achieves drug purchasing improvements, consolidation of redundant pharmacies and other economies of scale, and a continued shift in payor mix toward lower-margin Medicaid business.

On July 15, 2003, Omnicare acquired the SunScript pharmacy services business from Sun Healthcare Group, Inc. The acquisition, accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $83 million. Up to an additional $15.0 million may become payable post-closing in 2005, subject to adjustment.

At the time of the acquisition, SunScript provided pharmaceutical products and related consulting services to skilled nursing and assisted living facilities comprising approximately 43,000 beds located in 19 states (excluding beds in Sun Healthcare facilities that Sun Healthcare intended to divest in unrelated transactions). SunScript served these facilities through its network of 31 long-term care pharmacies. The net assets and operating results of SunScript have been included from the date of acquisition in the Company's financial statements.

CRO Services Segment

Like others in the contract research ("CRO") industry, the performance of the Company's CRO business reflects the somewhat volatile nature of this business given the numerous variables outside the Company's control. The softness in revenues in 2004 was attributable to several client-driven cancellations or delays in the commencement or continuation of certain projects.

Omnicare's CRO Services segment recorded revenues of $136.3 million for the year ended December 31, 2004, which were $17.6 million, or 11.4%, lower than the $153.9 million recorded in the same period in 2003. In accordance with EITF Issue No. 01-14, the Company included $18.7 million and $24.8 million of reimbursable out-of-pockets in its CRO Services segment reported revenue and direct cost amounts for the years ended December 31, 2004 and 2003, respectively. Revenues for 2004 were lower than in 2003 largely due to the impact of client-driven cancellations or delays in the commencement or continuation of certain projects, and a reduction in reimbursable out-of-pockets of $6.1 million under EITF No. 01-14.

Operating income in the CRO Services segment was $13.0 million in 2004 compared with $12.6 million in 2003. As a percentage of the segment's revenue, operating income was 9.5% in 2004 compared with 8.2% in 2003. Operating income, while benefiting from productivity improvements and cost reduction efforts, was unfavorably impacted primarily by the lower revenues during 2004. Backlog at December 31, 2004 of $276.9 million was $94.1 million greater than the December 31, 2003 backlog of $182.8 million, primarily driven by the late 2004 Clinimetrics acquisition.

Consolidated

The Company's consolidated gross profit of $1,030.4 million increased $132.8 million in 2004 from the prior-year amount of $897.6 million. Gross profit as a percentage of total net sales of 25.0% in the year ended December 31, 2004, was slightly lower than the 25.7% experienced during 2003. Positively impacting overall gross profit margin were the Company's purchasing leverage associated with the procurement of pharmaceuticals due, in part, to the completion of the integration of the NCS business and, to a lesser extent, the SunScript business and other acquisitions along with the benefits realized from the Company's formulary compliance program, as well as the increased use of generic drugs. These favorable factors were more than offset by the intensified pricing and Medicaid reimbursement pressures, the previously discussed special charge during 2004, which lowered gross profit by approximately $2.7 million, the initial impact of the lower-margin acquisitions completed in 2004, which impact is expected to diminish as the Company achieves drug purchasing improvements, consolidation of redundant pharmacies and other economies of scale, and a continued shift in the Company's payor mix toward Medicaid during the latter part of 2004. Also unfavorably impacting gross profit as a percentage of total net sales was the further market penetration of newer branded drugs targeted at the diseases of the elderly that typically produce higher gross profit but lower gross profit margins.

Increased leverage in purchasing favorably impacts gross profit and is primarily derived through discounts from suppliers. Leveraging of fixed and variable overhead costs primarily relates to generating higher sales volumes from pharmacy facilities with no increase in fixed costs (e.g., rent) and minimal increases in variable costs (e.g., utilities), as well as the elimination of pharmacies through the Company's productivity and consolidation initiatives, further discussed below. The Company believes it will be able to continue to leverage fixed and variable overhead costs through internal and acquired growth.

Government and other reimbursement formulas generally adjust to take into account drug price inflation or deflation. In order to enhance its gross profit margins, the Company strategically allocates its resources to those activities that will increase internal sales growth and favorably impact sales mix or will lower costs. In addition, through the ongoing development of its pharmaceutical purchasing programs, the Company is able to obtain volume discounts and thereby manage its pharmaceutical costs.

Omnicare's selling, general and administrative ("operating") expenses for the year ended December 31, 2004 of $587.9 million were higher than the 2003 amount of $510.0 million by $77.9 million, due primarily to the overall growth of the business, including the aforementioned completion of several acquisitions in 2004, which individually were not significant. Operating expenses as a percentage of total net sales, however, totaled 14.3% in 2004, representing a decrease from the 14.6% experienced in 2003. This decrease was primarily due to the realization of synergies from the NCS and SunScript acquisitions, and the leveraging of fixed and variable overhead costs over a larger sales base in 2004 than that which existed in 2003. Operating expenses for the year ended December 31, 2004 also included the previously discussed special charges, which increased operating expenses by approximately $4.7 million, as well as expenses relating to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") which approximated $5 million. Management anticipates such costs associated with its efforts to maintain compliance with Section 404 continuing in 2005, and beyond.

Investment income for the year ended December 31, 2004 of $3.2 million was lower than the $4.2 million earned in the 2003 year. Lower average invested cash balances during 2004 as compared with 2003 was the primary driver for the decrease in investment income.

Interest expense for the year ended December 31, 2004 of $70.4 million was lower than the $81.3 million in the 2003 year primarily relating to the inclusion in 2003 results of the previously mentioned call premium and write-off of the unamortized debt issuance costs relating to the Company's early redemption and retirement of its $345 million aggregate principal amount of 5.0% convertible subordinated debentures totaling $12.7 million pretax ($7.9 million aftertax, or $0.07 per diluted share).

The effective income tax rate was 37.1% in 2004, relatively consistent with the prior-year rate of 37.4%. The effective tax rates in 2004 and 2003 are higher than the federal statutory rate largely as a result of the combined impact of state and local income taxes, various nondeductible expenses and tax-accrual adjustments.

2003 vs. 2002

Consolidated

Total net sales for 2003 increased to $3,499.2 million from $2,632.8 million in 2002. Net income for 2003 was $194.4 million versus $125.9 million in 2002. Diluted earnings per share were $1.89 for the year ended December 31, 2003 versus $1.33 in 2002. EBITDA for 2003 totaled $440.6 million in comparison with $301.8 million for 2002.

In connection with the adoption of EITF No. 04-8 in the fourth quarter of 2004, the Company restated previously reported diluted earnings per share for the year ended December 31, 2003. See further discussion at the "Recently Issued Accounting Standards" caption below.

Included in 2003 interest expense was a charge of $12.7 million pretax ($7.9 million aftertax, or $0.07 per diluted share), relating to the call premium and write-off of unamortized debt issuance costs associated with the Company's early redemption of its 5.0% convertible subordinated debentures discussed under the "Financial Condition, Liquidity and Capital Resources" caption below.

Included in 2002 net income were aggregate charges of $23.2 million ($14.4 million aftertax, or $0.15 per diluted share) relating to the Phase II productivity and consolidation program described hereafter under the "Restructuring Charges" caption below. The charges were primarily comprised of employee severance pay, employment agreement buy-out costs, lease termination costs, the write-off of leasehold improvements and other assets, and professional fees and other facility exit costs.

Pharmacy Services Segment

Omnicare's Pharmacy Services segment recorded sales of $3,345.3 million for the year ended December 31, 2003, exceeding the 2002 amount of $2,467.2 million by $878.1 million, or 35.6%. At December 31, 2003, Omnicare served long-term care facilities comprising approximately 1,003,000 beds as compared with approximately 754,000 beds served at December 31, 2002. The increase in revenues and in beds served was primarily a result of the acquisitions of NCS in January 2003 and SunScript in July 2003, as discussed below. The results of the NCS and SunScript acquisitions were included only from their date of acquisition, or January 15, 2003 and July 15, 2003, respectively. Annualized sales relating to the ongoing NCS and SunScript businesses aggregated approximately $815 million at the time of acquisition. Additionally, Pharmacy Services sales increased due to growth in new business, increasing occupancy, the continued implementation and expansion of the Company's clinical and other service programs, drug price inflation, and the increased market penetration of newer branded drugs targeted at the diseases of the elderly, which often carry higher prices but are significantly more effective in reducing overall healthcare costs than those they replace. Partially offsetting the increase in sales were pricing pressures, including lower government reimbursement formulas and other cost control measures in some states, and the increasing number and usage of generic drugs. The Company estimates that drug price inflation for its highest dollar volume products in 2003 was approximately 5%.

Operating income of the Pharmacy Services segment was $413.0 million in 2003, a $124.8 million improvement as compared with the $288.2 million earned in 2002. As a percentage of the segment's sales, operating income was 12.3% in 2003, compared with 11.7% in 2002. The improved operating income was primarily the result of increased sales, as discussed above, a lower operating cost structure reflecting principally the impact of the productivity and consolidation initiative completed at the end of the third quarter of 2002 (the "Phase II Program"), the completion of the integration of American Pharmaceutical Services, Inc. and related entities (collectively, "APS"), the overall synergies (including economies of scale, drug purchasing improvements and consolidation of redundant pharmacy locations, which serve to leverage the Company's operating cost structure) from the NCS and SunScript integrations (although operating margins were initially unfavorably impacted in the first and third quarters of 2003, respectively, by the addition of the lower-margin NCS and SunScript business), and the $6.8 million year-over-year pretax impact of restructuring charges in 2002 (as compared to no such charges in 2003).

On July 15, 2003, Omnicare acquired the SunScript pharmacy services business from Sun Healthcare Group, Inc. The acquisition, accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $83 million. Up to an additional $15.0 million may become payable post-closing, subject to adjustment.

At the time of the acquisition, SunScript provided pharmaceutical products and related consulting services to skilled nursing and assisted living facilities comprising approximately 43,000 beds located in 19 states (excluding beds in Sun Healthcare facilities that Sun Healthcare is divesting in unrelated transactions). SunScript served these facilities through its network of 31 long-term care pharmacies. The net assets and operating results of SunScript have been included from the date of acquisition in the Company's financial statements.

On January 15, 2003, Omnicare closed its acquisition of NCS. The acquisition of NCS, accounted for as a purchase business combination, included cash consideration and transaction costs of approximately $500 million. The cash consideration included the payoff of certain NCS debt totaling approximately $325.5 million, which was retired by Omnicare immediately following the acquisition.

At the time of the acquisition, NCS provided professional pharmacy and related services to long-term care facilities, including skilled nursing and assisted living facilities in 33 states, and managed hospital pharmacies in 10 states. NCS added approximately 182,000 beds served in the first quarter of 2003. The net assets and operating results of NCS have been included from the date of acquisition in the Company's financial statements.

CRO Services Segment

Omnicare's CRO Services segment recorded revenues of $153.9 million for the year ended December 31, 2003, which were $11.6 million, or 7.0%, lower than the $165.5 million recorded in 2002. In accordance with EITF Issue No. 01-14, the Company included $24.8 million and $26.3 million of reimbursable out-of-pockets in its CRO Services segment reported revenue and direct cost amounts for the years ended December 31, 2003 and 2002, respectively. Revenues for the year ended December 31, 2003 were lower than in 2002 largely due to the impact of client-driven cancellations or delays in the commencement or continuation of certain projects.

Operating income in the CRO Services segment was $12.6 million in 2003 compared with $4.6 million in 2002. As a percentage of the segment's revenue, operating income was 8.2% in 2003 compared with 2.8% in 2002. The improvement in operating income was primarily attributable to the year-over-year impact of restructuring charges associated with the Phase II productivity and consolidation program, which resulted in $16.4 million of pretax expense in 2002 and no expense in 2003 (as the Phase II Program was finalized in 2002). This improvement was partially offset by the unfavorable impact on operating income of the lower revenues discussed above. Backlog at December 31, 2003 of $182.8 million was relatively consistent with the December 31, 2002 backlog of $181.6 million.

Consolidated

The Company's consolidated gross profit of $897.6 million increased $206.5 million in 2003 from the prior-year amount of $691.1 million. Gross profit as a percentage of total net sales of 25.7% in the year ended December 31, 2003, was slightly lower than the 26.2% experienced during 2002. Positively impacting overall gross profit margin were the Company's purchasing leverage associated with the procurement of pharmaceuticals due, in part, to the completion of the integration of the APS business and benefits realized from the Company's formulary compliance program, as well as the increased use of generic drugs, and leveraging of fixed and variable overhead costs at the Company's pharmacies as a result of the reduced cost structure brought about by the Phase II Program. These favorable factors were offset primarily by the initial impact of the lower-margin NCS and SunScript business in the first and third quarters, respectively (which impact diminished as the Company achieved economies of scale, drug purchasing improvements, and consolidated redundant pharmacy locations), and, to a lesser extent, by the previously mentioned shift in mix toward newer, branded drugs targeted at the diseases of the elderly that typically produce higher gross profit but lower gross profit margins, and pricing pressures, including lower government reimbursement formulas and other cost control measures in some states.

Omnicare's selling, general and administrative ("operating") expenses for the year ended December 31, 2003 of $510.0 million were higher than the 2002 amount of $411.3 million by $98.7 million, due to the overall growth of the business, including the acquisitions of NCS and SunScript in the first and third quarters of 2003, respectively.

Operating expenses as a percentage of total net sales, however, totaled 14.6% in 2003, representing a decline from the 15.6% experienced in 2002. This decline is primarily due to the year-over-year favorable impact of the Phase II Program completed at the end of the third quarter of 2002, as well as realization of operational efficiencies from the APS, NCS and SunScript acquisitions, and the leveraging of fixed and variable overhead costs over a larger sales base in 2003 than that which existed in 2002.

Investment income for the year ended December 31, 2003 was $4.2 million, an improvement of $0.9 million over the 2002 year. Larger average invested cash balances during 2003 as compared with 2002 was the primary driver of the increase in investment income.

Interest expense for the year ended December 31, 2003 was $81.3 million compared with $56.8 million in the 2002 year. The increase primarily related to the financing of the NCS acquisition in January 2003, initially through borrowings on the Company's three-year $500.0 million revolving credit facility ("Revolving Credit Facility") of $499.0 million. The interest expense for the 2003 year also included a call premium and the write-off of unamortized debt issuance costs aggregating $12.7 million before taxes ($7.9 million aftertax, or $0.07 per diluted share) related to the Company's early redemption and retirement of its $345 million aggregate principal amount of 5.0% convertible subordinated debentures, as further described in the "Financial Condition, Liquidity and Capital Resources" caption below. Partially offsetting this increase was reduced interest expense associated with Omnicare's repayment of $94.1 million on the term A loan during 2003.

The effective income tax rate was 37.4% in 2003, relatively consistent with the prior-year rate of 38.0%. The effective tax rates in 2003 and 2002 are higher than the federal statutory rate largely as a result of the combined impact of state and local income taxes, various nondeductible expenses and tax-accrual adjustments.

Restructuring Charges

In 2002, the Company completed its previously disclosed second phase of its productivity and consolidation initiative (the "Phase II Program"). The Phase II Program further streamlined operations, increased efficiencies and helped enhance the Company's position as a high quality, cost-effective provider of pharmaceutical services. Building on the previous efforts, the Phase II Program included the merging or closing of seven pharmacy locations and the reconfiguration in size and function of an additional 10 locations. The Phase II Program also included a reduction in occupied building space in certain locations and the rationalization or reduction of staffing levels in the CRO business in order to better garner the efficiencies of the integration and functional reorganization of that business. The Phase II Program encompassed a net reduction of approximately 460 employees, or about 5% of the Company's total workforce, across both the Pharmacy Services and CRO Services segments.

In connection with the Phase II Program, the Company expensed a total of $18.3 million pretax ($11.4 million aftertax, or $0.12 per diluted share) for restructuring charges during the year ended December 31, 2001. Further, approximately $23.2 million pretax ($14.4 million aftertax, or $0.15 per diluted share) was recorded during the year ended December 31, 2002, when the amounts were required to be recognized in accordance with U.S. GAAP. The restructuring charges included severance pay, the buy-out of employment agreements, the buy-out of lease obligations, the write-off of leasehold improvements and other assets, and related fees and facility exit costs.

Details of the pretax restructuring charges relating to the Phase II Program follow (in thousands):

	Balance at January 1, 2002	2002 Provision/ Accrual	Utilized during 2002	Balance at December 31, 2002
Restructuring charges:				
Employee severance	$ 1,642	$ 2,177	$ (2,655)	$1,164
Employment agreement buy-outs	508	—	(214)	294
Lease terminations	606	5,862	(1,846)	4,622
Other assets, fees and facility exit costs	3,027	15,156	(14,690)	3,493
Total restructuring charges	$5,783	$23,195	$(19,405)	$9,573

	Utilized during 2003	Balance at December 31, 2003	Utilized during 2004	Balance at December 31, 2004
Restructuring charges:				
Employee severance	$(1,164)	$ —	$ —	$ —
Employment agreement buy-outs	(294)	—	—	—
Lease terminations	(1,155)	3,467	(530)	2,937
Other assets, fees and facility exit costs	(2,878)	615	(220)	395
Total restructuring charges	$(5,491)	$ 4,082	$ (750)	$3,332

As of December 31, 2004, the Company had paid approximately $8.5 million of severance and other employee-related costs relating to the reduction of approximately 460 employees. The remaining liabilities recorded at December 31, 2004 represent amounts not yet paid or settled relating to actions taken (primarily consisting of remaining lease payments), and will be adjusted in future periods as these matters are finalized.

Impact of Inflation

As previously mentioned, the Company estimates that drug price inflation for its highest dollar volume products in 2004 approximated 5%, which tends to impact sales and costs of sales at approximately the same level. Therefore, inflation has not materially affected Omnicare's income from operations, inasmuch as government and other reimbursement formulas generally adjust to take into account drug price inflation or deflation.

Financial Condition, Liquidity and Capital Resources

Cash and cash equivalents plus restricted cash at December 31, 2004 were $84.4 million compared with $188.1 million at December 31, 2003 (including restricted cash amounts of $0.3 million and $0.7 million, respectively).

The Company generated positive net cash flows from operating activities of $168.9 million during the year ended December 31, 2004, compared with net cash flows from operating activities of $174.1 million and $150.7 million during the years ended December 31, 2003 and 2002, respectively. Net cash flows from operating activities during 2004 was driven primarily by operating results. Unfavorably impacting cash flow during 2004 was a one-time deposit of $44.0 million made early in 2004, owing to a change in payment terms under the Company's new contract with its drug wholesaler. In addition, in the fourth quarter of 2004, another broad-based slowdown in Medicaid reimbursement occurred from the state of Illinois, unfavorably impacting cash flow by approximately $27 million. Furthermore, cash flow for the full years 2004 and 2003 was unfavorably impacted by the reduction in an acquired company's payable to its previous drug wholesaler for approximately $18 million and $15 million, respectively. Operating cash flows as well as borrowings on the line of credit facilities, were used primarily for acquisition-related payments, debt repayment, capital expenditures and dividends.

Net cash used in investing activities was $416.0 million, $678.0 million and $152.4 million in 2004, 2003 and 2002, respectively. Acquisitions of businesses required cash payments of $398.6 million (including amounts payable pursuant to acquisition agreements relating to pre-2004 acquisitions) in 2004 relating to 19 acquisitions, none of which were individually significant, and which were primarily funded by borrowings under the Company's credit facility, existing cash balances and operating cash flows. Acquisitions of businesses during 2003 and 2002 required $663.4 million and $127.8 million, respectively, of cash payments (including amounts payable pursuant to acquisition agreements relating to pre-2003 and pre-2002 acquisitions, respectively) which were primarily funded by borrowings, existing cash balances and operating cash flows. The Company's capital requirements are primarily comprised of its acquisition program, including the possible acquisition of NeighborCare, Inc. which is discussed below under the caption "NeighborCare Transaction," and capital expenditures, largely relating to investments in the Company's information technology systems.

Net cash provided by financing activities was $144.4 million for the year ended December 31, 2004. Net borrowings on the credit facility totaled $170.0 million in the year ended December 31, 2004 and were primarily used for payments relating to the acquisition of businesses. The Company also paid $20.5 million on the term A loan in the year ended December 31, 2004. At December 31, 2004, outstanding revolving credit borrowings were $170.0 million and the balance on the term A loan was $135.4 million. Net cash provided by financing activities was $549.9 million in 2003. In connection with the aforementioned NCS acquisition, the Company borrowed $499.0 million under its then existing Revolving Credit Facility in the first quarter of 2003. The Company also completed its refinancing plan in June 2003, as discussed below, in which it raised $1,033.6 million. Partially offsetting these borrowings were payments on debt of $593.1 million during 2003, as well as the early redemption and retirement during 2003 of $345.0 million of 5.0%

convertible subordinated debentures due 2007 ("5.0% Convertible Debentures"). Net cash used for financing activities was $29.6 million in 2002. During 2002, the Company used $120.0 million in cash generated from its operations to fully pay down the outstanding obligations under its Revolving Credit Facility, including the $90.0 million drawn down in early 2002 in connection with the APS acquisition.

On February 23, 2005, the Company's Board of Directors declared a quarterly cash dividend of 2.25 cents per share for an indicated annual rate of 9 cents per common share for 2005, which is consistent with annual dividends paid per common share for the 2004, 2003 and 2002 years. Aggregate dividends of $9.4 million paid during 2004 were relatively consistent with the $8.9 million and $8.5 million paid in 2003 and 2002, respectively.

NeighborCare Transaction

On June 4, 2004, Omnicare commenced a tender offer for all of the outstanding shares of the common stock of NeighborCare for $30.00 per share in cash. The transaction has a total value of approximately $1.6 billion, which includes the assumption of NeighborCare's net debt and any related refinancing thereof. As of December 31, 2004, the Company has deferred approximately $5.6 million of pre-acquisition costs relating to this transaction. The acquisition of NeighborCare is expected to be financed with proceeds from a $2.4 billion commitment letter the Company has secured in anticipation of the transaction or from such other financings that are sufficient, together with cash on hand, to consummate the tender offer and the proposed merger. The Company's $2.4 billion commitment letter consists of a $600 million five-year revolving credit facility, a $700 million five-year senior term A loan facility and a $1.1 billion 364-day facility. On July 13, 2004, Omnicare announced that it received a request for additional information from the Federal Trade Commission ("FTC") relating to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") in connection with its tender offer for NeighborCare. The request extends the waiting period under the HSR Act during which the FTC is permitted to review the proposed transaction until 10 days after Omnicare has substantially complied with the request. Omnicare is continuing to work with the FTC with respect to the filing. The Company's tender offer is scheduled to expire at 5:00 p.m., New York City time, on April 1, 2005, unless extended.

There were no material commitments and contingencies outstanding at December 31, 2004, other than the contractual obligations summarized in the "Disclosures About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations" caption below, certain acquisition-related payments potentially due in the future, including deferred payments, indemnification payments and payments originating from earnout provisions that may become payable (including up to an additional $15.0 million relating to SunScript, that may become payable post-closing, subject to adjustment) and the matters discussed in Note 14, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements.

Disclosures About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

At December 31, 2004, the Company had one unconsolidated entity, Omnicare Capital Trust I (the "Old Trust"), which was established for the purpose of facilitating the offering of 4.00% Trust Preferred Income Equity Redeemable Securities of the Old Trust (the "Old Trust PIERS"). For financial reporting purposes, the Old Trust is treated as an equity method investment of Omnicare. The Old Trust is a 100%-owned finance subsidiary of the Company. The Company has fully and unconditionally guaranteed the securities of the Old Trust. The 4.00% junior subordinated convertible debentures issued by the Company to the Old Trust in connection with the issuance by the Old Trust of the Old Trust PIERS are presented as a separate line item on Omnicare's consolidated balance sheet, and the related disclosures concerning the Old Trust PIERS, the guarantee and the 4.00% junior subordinated convertible debentures are included in Omnicare's notes to consolidated financial statements. Omnicare records interest payable to the Old Trust as interest expense in its consolidated statements of income.

At December 31, 2004, the Company had no other unconsolidated entities, or any financial partnerships, such as entities often referred to as structured finance or special purpose entities, which might have been established for the purpose of facilitating off-balance sheet arrangements.

On March 8, 2005, the Company completed the exchange of $333,766,950 aggregate liquidation amount of the Old Trust PIERS (representing approximately 96.7% of the total liquidation amount of the Old Trust PIERS outstanding) for an equal amount of newly issued Series B 4.00% Trust Preferred Income Equity Redeemable Securities (the "New Trust PIERS") of Omnicare Capital Trust II (the "New Trust"), plus an exchange fee of $0.125 per $50 stated liquidation amount of Old Trust PIERS. Following the consummation of the exchange, approximately $11,233,050 aggregate liquidation amount of Old Trust PIERS remain outstanding. In connection with the issuance of the New Trust PIERS, the Company issued a corresponding amount of Series B 4.00% junior subordinated convertible debentures due June 15, 2033 to the New Trust. For financial reporting purposes, the New Trust also is treated as an equity method investment of Omnicare. The New Trust is a 100%-owned finance subsidiary of the Company. The Company has fully and unconditionally guaranteed the securities of the New Trust. The Series B 4.00% junior subordinated convertible debentures issued by the Company to the New Trust will be presented as a separate line item on Omnicare's consolidated balance sheet, and the related disclosures concerning the New Trust PIERS, the guarantee and the Series B 4.00% junior subordinated convertible debentures will be included in Omnicare's notes to consolidated financial statements for periods following the exchange. Omnicare will record interest payable to the New Trust as interest expense in its consolidated statements of income.

The following summarizes the Company's contractual obligations at December 31, 2004, and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods.

Contractual Obligations at December 31, 2004 (in thousands):

	Total	Less Than 1 Year	1-3 Years
Long-term debt obligations	$1,275,385	$ 24,615	$280,770
Capital lease obligations	1,392	603	591
Operating lease obligations	116,122	28,897	43,947
Purchase obligations[a]	53,068	46,337	4,571
Other current obligations[b]	299,746	299,746	—
Other long-term liabilities[c]	132,931	—	34,946
Total contractual cash obligations	$1,878,644	$400,198	$364,825

	4-5 Years	After 5 Years
Long-term debt obligations	$ —	$ 970,000
Capital lease obligations	124	74
Operating lease obligations	24,046	19,232
Purchase obligations[a]	2,160	—
Other current obligations[b]	—	—
Other long-term liabilities[c]	1,816	96,169
Total contractual cash obligations	$28,146	$1,085,475

(a) Purchase obligations primarily consist of open inventory purchase orders at December 31, 2004.
(b) Other current obligations primarily consist of accounts payable at December 31, 2004.
(c) Other long-term liabilities is largely comprised of pension and excess benefit plan obligations, acquisition related liabilities and the obligation associated with the interest rate Swap Agreement discussed below.

As of December 31, 2004, the Company had approximately $13.1 million outstanding relating to standby letters of credit, substantially all of which are subject to automatic annual renewals.

During the second quarter of 2003, the Company completed its offering of $250.0 million aggregate principal amount of 6.125% senior subordinated notes due 2013 ("6.125% Senior Notes"), issued at par, and 6,468,750 shares of common stock, $1 par value, at $29.16 per share for gross proceeds of approximately $189 million, and the offering, through the Old Trust, of $345.0 million aggregate principal amount of convertible trust preferred securities due 2033.

In early 2001, the Company entered into a three-year syndicated $500.0 million revolving line of credit facility (the "Revolving Credit Facility"), including a

$25.0 million letter of credit subfacility, with various lenders. In January 2003, the Company borrowed $499.0 million under the Revolving Credit Facility to finance its acquisition of NCS (see Note 2 of the Notes to Consolidated Financial Statements). The Revolving Credit Facility was retired in connection with the mid-2003 refinancing transactions, as further described below.

In connection with the mid-2003 financings, the Company entered into a new, four-year $750.0 million credit facility ("Credit Facility") consisting of a $250.0 million term A loan commitment and a $500.0 million revolving credit commitment, including a $25.0 million letter of credit subfacility. The new Credit Facility bears interest at the Company's option at a rate equal to either: (i) the London Interbank Offered Rate ("LIBOR") plus a margin that varies depending on certain ratings on the Company's senior long-term debt; or (ii) the higher of (a) the prime rate or (b) the sum of the federal funds effective rate plus 0.50%. Additionally, the Company is charged a commitment fee on the unused portion of the revolving credit portion of the Credit Facility, which also varies depending on such ratings. At December 31, 2004, the weighted-average interest rate on funds drawn was 4.06%, the LIBOR interest rate margin was 1.375% and the commitment fee was 0.375%. There is no utilization fee associated with the Credit Facility.

The Company used the net proceeds from the 6.125% Senior Notes offering and borrowings of $250.0 million under the term A loan portion of the new Credit Facility to repay the balance of the Company's existing Revolving Credit Facility of $474.0 million, with remaining proceeds being used for general corporate purposes. The Company paid down $20.5 million on the term A loan during 2004. The $135.4 million outstanding at December 31, 2004 under the term A loan is due in quarterly installments, in varying amounts, through 2007, with approximately $24.6 million due within one year. There was $170.0 million outstanding as of December 31, 2004 under the revolving credit commitment of the Credit Facility.

The Company used a portion of the net proceeds from the common stock offering and the net proceeds from the Old Trust PIERS offering to redeem the entire outstanding $345.0 million aggregate principal amount of the Company's 5.0% Convertible Debentures, with remaining proceeds being used for general corporate purposes. The total redemption price, including the call premium, was approximately $353.9 million. Accordingly, a $12.7 million pretax charge ($7.9 million aftertax, or $0.07 per diluted share) was recognized in interest expense during the year ended December 31, 2003 for the call premium and the write-off of remaining unamortized debt issuance costs associated with the redemption of the 5.0% Convertible Debentures.

In 2001, the Company completed the issuance, at par value, of $375.0 million of 8.125% senior subordinated notes due 2011 ("8.125% Senior Notes"). The 8.125% Senior Notes were subsequently exchanged for replacement notes with identical terms, which were registered with the Securities and Exchange Commission.

In connection with its offering of $250.0 million of 6.125% Senior Notes due 2013, during the second quarter of 2003, the Company entered into an interest rate swap agreement ("Swap Agreement") on all $250.0 million of its aggregate principal amount of the 6.125% Senior Notes. Under the Swap Agreement, which hedges against exposure to long-term U.S. dollar interest rates, the Company will receive a fixed rate of 6.125% and pay a floating rate based on LIBOR with a maturity of six months plus a spread of 2.27%. The floating rate is determined semi-annually, in arrears, two London Banking Days prior to the first of each December and June. The Company records interest expense on the 6.125% Senior Notes at the floating rate. The estimated LIBOR-based floating rate was 5.105% at December 31, 2004. The Swap Agreement, which matches the terms of the 6.125% Senior Notes, is designated and accounted for as a fair value hedge. The Company is accounting for the Swap Agreement in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, so changes in fair value of the Swap Agreement are offset by changes in the recorded carrying value of the related 6.125% Senior Notes. The fair value of the Swap Agreement of approximately $17.5 million at December 31, 2004 is recorded as a noncurrent liability and a reduction to the carrying value of the related 6.125% Senior Notes.

In connection with the offering of the Old Trust PIERS in the second quarter of 2003, the Company issued a corresponding amount of 4.00% junior subordinated convertible debentures due 2033 to the

Old Trust. The Old Trust is a 100%-owned finance subsidiary of the Company. The Company has fully and unconditionally guaranteed the securities of the Old Trust. The Old Trust PIERS offer fixed cash distributions at a rate of 4.00% per annum payable quarterly, and a fixed conversion price of $40.82 under a contingent conversion feature whereby the holders may convert their Old Trust PIERS if the closing sales price of Omnicare common stock for a predetermined period, beginning with the quarter ending September 30, 2003, is more than 130% of the then-applicable conversion price or, during a predetermined period, if the daily average of the trading prices for the Old Trust PIERS is less than 105% of the average of the conversion values for the Old Trust PIERS through 2028 (98% for any period thereafter through maturity). The Old Trust PIERS also will pay contingent distributions, commencing with the quarterly distribution period beginning June 15, 2009, if the average trading prices of the Old Trust PIERS for a predetermined period equals 115% or more of the stated liquidation amount of the Old Trust PIERS. Embedded in the Old Trust PIERS are two derivative instruments, specifically, a contingent interest provision and a contingent conversion parity provision. The embedded derivatives are periodically valued by a third-party advisor, and at December 31, 2004, the values of both derivatives were not material. However, the values are subject to change, based on market conditions, which could affect the Company's future financial position, cash flows and results of operations. Omnicare irrevocably and unconditionally guarantees, on a subordinated basis, certain payments to be made by the Old Trust in connection with the Old Trust PIERS.

On March 8, 2005, the Company completed the exchange of $333,766,950 aggregate liquidation amount of the Old Trust PIERS (representing approximately 96.7% of the total liquidation amount of the Old Trust PIERS outstanding) for an equal amount of New Trust PIERS, plus an exchange fee of $0.125 per $50 stated liquidation amount of Old Trust PIERS. Each New Trust PIERS represents an undivided beneficial interest in the assets of the New Trust, which assets consist solely of Series B 4.00% junior subordinated convertible debentures issued by Omnicare, Inc. Following the consummation of the exchange, approximately $11,233,050 aggregate liquidation amount of Old Trust PIERS remain outstanding.

The terms of the New Trust PIERS are substantially identical to the terms of the Old Trust PIERS, except that the New Trust PIERS are convertible into cash and, if applicable, shares of Omnicare common stock, whereas the outstanding Old Trust PIERS are convertible only into Omnicare common stock (except for cash in lieu of fractional shares).

The purpose of the exchange offer was to change the conversion settlement provisions of the Old Trust PIERS. As disclosed in Note 1 to the Consolidated Financial Statements, the Company made this change in response to the issuance by the EITF of the FASB of EITF Issue No. 04-8, which, effective December 15, 2004, changed the accounting rules applicable to the Old Trust PIERS and requires Omnicare to include the common stock issuable upon conversion of the Old Trust PIERS in Omnicare's diluted shares outstanding, regardless of whether the market trigger has been met. By committing to pay up to the stated liquidation amount of the New Trust PIERS to be converted in cash upon conversion, Omnicare will be able to account for the New Trust PIERS under the treasury stock method, which is expected to be less dilutive to earnings per share than the "if converted" method proscribed by EITF 04-8.

The Credit Facility, the 8.125% Senior Notes, the 6.125% Senior Notes and the 4.00% Convertible Debentures contain representations and warranties, covenants and events of default customary for such facilities. Interest rates charged on borrowings outstanding under the Credit Facility are based on prevailing market rates as discussed in the following section.

The Company believes that net cash flows from operating activities, credit facilities and other short- and long-term debt financings, if any, will be sufficient to satisfy its future working capital needs, acquisition contingency commitments, debt servicing, capital expenditures and other financing requirements for the foreseeable future. Although the Company has no current plans to refinance its indebtedness, issue additional indebtedness, or issue additional equity, except for the aforementioned "exchange offering," and other than those associated with the tender offer for NeighborCare, discussed above at the "NeighborCare Transaction" caption, the Company believes that external sources of financing are readily available and will access them as it deems appropriate.

Quantitative and Qualitative Disclosures about Market Risk

Omnicare's primary market risk exposure relates to interest rate risk exposure through its borrowings. The Company's debt obligations at December 31, 2004 include $135.4 million outstanding under the term A loan portion and $170.0 million drawn on the revolving credit commitment portion, of its June 2003 four-year, variable-rate Credit Facility at a weighted-average interest rate of 4.06% at December 31, 2004 (a 100 basis-point change in the interest rate would increase or decrease pretax interest expense by approximately $3.1 million per year); $375.0 million outstanding under its fixed-rate 8.125% Senior Notes, due 2011; $250.0 million outstanding under its fixed-rate 6.125% Senior Notes, due 2013; and $345.0 million outstanding under its fixed-rate 4.00% Convertible Debentures, due 2033. In connection with its offering of $250.0 million of 6.125% Senior Notes, during the second quarter of 2003, the Company entered into a Swap Agreement on all $250.0 million of its aggregate principal amount of the 6.125% Senior Notes. Under the Swap Agreement, which hedges against exposure to long-term U.S. dollar interest rates, the Company will receive a fixed rate of 6.125% and pay a floating rate based on LIBOR with a maturity of six months plus a spread of 2.27%. The estimated LIBOR-based floating rate was 5.105% at December 31, 2004 (a 100 basis-point change in the interest rate would increase or decrease pretax interest expense by approximately $2.5 million per year). The Swap Agreement, which matches the terms of the 6.125% Senior Notes, is designated and accounted for as a fair value hedge. The Company is accounting for the Swap Agreement in accordance with SFAS No. 133, as amended, so changes in the fair value of the Swap Agreement are offset by changes in the recorded carrying value of the related 6.125% Senior Notes. The fair value of the Swap Agreement of approximately $17.5 million at December 31, 2004 is recorded as a noncurrent liability and a reduction to the carrying value of the related 6.125% Senior Notes. At December 31, 2004, the fair value of Omnicare's Credit Facility approximates its carrying value, and the fair value of the 8.125% Senior Notes, 6.125% Senior Notes and 4.00% Convertible Debentures is approximately $403.1 million, $251.3 million and $380.6 million, respectively.

Embedded in the Old Trust PIERS and the New Trust PIERS are two derivative instruments, specifically, a contingent interest provision and a contingent conversion parity provision. The embedded derivatives are periodically valued by a third-party advisor, and at December 31, 2004, the values of both derivatives embedded in the Old Trust PIERS were not material. However, the values are subject to change, based on market conditions, which could affect the Company's future financial position, cash flows and results of operations.

The Company has operations and revenue that occur outside of the U.S. and transactions that are settled in currencies other than the U.S. dollar, exposing it to market risk related to changes in foreign currency exchange rates. However, the substantial portion of the Company's operations and revenues and the substantial portion of the Company's cash settlements are exchanged in U.S. dollars. Therefore, changes in foreign currency exchange rates do not represent a substantial market risk exposure to the Company. In connection with the acquisition of Canada-based Medico pharmacy, Omnicare entered into a $50 million foreign exchange transaction arrangement on December 29, 2004. This arrangement expired on January 7, 2005, and had an immaterial impact on the consolidated financial position, income statement and cash flows of the Company during the 2004 year.

The Company does not have any financial instruments held for trading purposes.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of these financial statements, Omnicare management is required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, stockholders' equity, revenues and expenses, and the related disclosure of commitments and contingencies. On a regular basis, the Company evaluates the estimates used, including those related to bad debts, contractual allowances, inventory valuation, impairment of goodwill, insurance accruals, pension obligations, income taxes, stock-based compensation, legal contingencies and other operating allowances and accruals. Management bases its estimates on historical experience, current conditions and on various other assumptions that are believed to be reasonable at the time and under the current circumstances. The Company's significant accounting policies are summarized in Note 1 of the Notes to Consolidated Financial Statements.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. An accounting policy is considered to be critical if it is important to the registrant's financial position and operating results, and requires significant judgment and estimates on the part of management in its application. Omnicare's critical accounting estimates and the related assumptions are evaluated periodically as conditions require revision. Application of the critical accounting policies requires management's significant judgments, often as the result of the need to make estimates of matters that are inherently and highly uncertain. If actual results were to differ materially from the judgments and estimates made, the Company's reported financial position and/or operating results could be materially affected. Omnicare management continually reviews these estimates and assumptions to ensure that the financial statements are presented fairly and are materially correct. The Company believes the following critical accounting policies and estimates involve more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue is recognized by Omnicare when products or services are delivered or provided to the customer.

Pharmacy Services Segment

A significant portion of the Company's Pharmacy Service Segment revenues from sales of pharmaceutical and medical products is reimbursed by state Medicaid and, to a lesser extent, federal Medicare programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and records an estimated contractual allowance for certain sales and receivable balances to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net sales and receivables reported in the Company's financial statements are recorded at the amount ultimately expected to be received from these payors. Since all billing functions of the Company are computerized, enabling on-line adjudication (i.e., submitting charges to Medicaid or other third-party payors electronically, with simultaneous feedback of the amount to be paid) at the time of sale to record net revenues, exposure to estimating contractual allowance adjustments is limited primarily to unbilled and/or initially rejected Medicaid and third-party claims (oftentimes eventually approved once additional information is provided to the payor). The Company evaluates several criteria in developing the estimated contractual allowances for unbilled and/or initially rejected claims on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowances are adjusted to actual as cash is received and claims are settled. Resulting adjustments were not significant to the Company's operations for the periods presented. Further, Omnicare does not expect the reasonably possible effects of a change in estimate related to unsettled December 31, 2004 amounts from Medicaid and third-party payors to be significant to future operating results and financial position.

Patient co-payments are associated with certain state Medicaid programs, Medicare Part B and certain third party payors and are typically not collected at the time products are delivered or services are rendered, but are billed to the individual as part of the Company's normal billing procedures. These co-payments are subject to the Company's normal accounts receivable collections procedures.

A patient may be dispensed prescribed medications (typically no more than a 2-3 day supply) prior to insurance being verified in emergency situations, or for new facility admissions after hours or on weekends. The following business day, specific payor information is obtained to ensure that the proper payor is billed for reimbursement.

Under certain circumstances, the Company accepts returns of medications and issues a credit memo to the applicable payor. The Company estimates and accrues for sales returns based on historical return experience, giving consideration to the Company's return policies. Product returns are processed in the period received, and are not significant when compared to the overall sales and gross profit of the Company.

Contract Research Services Segment

A portion of the Company's overall revenues relate to the Contract Research Services ("CRO") segment, and are earned by performing services under contracts with various pharmaceutical, biotechnology, medical device and diagnostics companies, based on contract terms. Most of the contracts provide for services to be performed on a units of service basis. These contracts specifically identify the units of service and unit pricing. Under these contracts, revenue is generally recognized upon completion of the units of service. For time-and-materials contracts, revenue is recognized at contractual hourly rates, and for fixed-price contracts, revenue is recognized using a method similar to that used for units of service. The Company's contracts provide for additional service fees for scope of work changes. The Company recognizes revenue related to these scope changes when underlying services are performed and realization is assured. In a number of cases, clients are required to make termination payments in addition to payments for services already rendered. Any anticipated losses resulting from contract performance are charged to earnings in the period identified. Billings and payments are specified in each contract. Revenue recognized in excess of billings is classified as unbilled receivables, while billings in excess of revenue are classified as deferred revenue.

Allowance for Doubtful Accounts

Collection of accounts receivable from customers is the Company's primary source of operating cash flow and is critical to Omnicare's operating performance. Omnicare's primary collection risk relates to facility and private pay customers. The Company provides for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. Omnicare establishes this allowance for doubtful accounts using the specific identification approach, and considering such factors as historical collection experience (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable by payor category, current and expected economic conditions and other relevant factors. Management reviews this allowance on an ongoing basis for appropriateness. Judgment is used to assess the collectibility of account balances and the economic ability of customers to pay.

The Company computes and monitors its accounts receivable days sales outstanding ("DSO") in order to evaluate the liquidity and collection patterns of its accounts receivable. DSO is calculated by averaging the beginning and end of quarter accounts receivable, less contractual allowances and the allowance for doubtful accounts, to derive "average accounts receivable"; and dividing average accounts receivable by the sales amount (excluding reimbursable out-of-pockets) for the related quarter. The resultant percentage is multiplied by the days in the quarter to derive the DSO amount. Omnicare's DSO was approximately 71 days at December 31, 2004, compared with 63 days at December 31, 2003 and 71 days at December 31, 2002. The increase in DSO during 2004 of 8 days was related, in part, to the impact of the Medicaid reimbursement slowdown that occurred in the state of Illinois. The allowance for doubtful accounts as of December 31, 2004 was $123.3 million compared with $108.8 million and $68.6 million at December 31, 2003 and 2002, respectively. These allowances were 12.8%, 13.8% and 11.6% of gross receivables (net of contractual allowances) as of December 31, 2004, 2003 and 2002, respectively. Although no near-term changes are expected, unforeseen changes to future allowance percentages could materially impact overall financial results. A one percentage point increase in the allowance for doubtful accounts as a percentage of gross receivables as of December 31, 2004, would result in an increase to the allowance for doubtful accounts and bad debt expense of approximately $9.6 million.

The following table is an aging of the Company's December 31, 2004 and 2003 gross accounts receivable (net of allowances for contractual adjustments, and prior to allowances for doubtful accounts), aged based on payment terms and categorized based on the four primary overall types of accounts receivable characteristics (in thousands):

	December 31, 2004		
	Current and 0-180 Days Past Due	181 Days and Over Past Due	Total
Medicaid, Medicare Part B and Third Party payors	**$303,638**	**$ 29,871**	**$333,509**
Facility payors	**355,593**	**97,449**	**453,042**
Private Pay payors	**120,579**	**40,783**	**161,362**
CRO	**13,085**	**995**	**14,080**
Total gross accounts receivable (net of contractual allowance adjustments)	**$792,895**	**$169,098**	**$961,993**

	December 31, 2003		
	Current and 0-180 Days Past Due	181 Days and Over Past Due	Total
Medicaid, Medicare Part B and Third Party payors	$244,023	$ 8,988	$253,011
Facility payors	296,671	87,221	383,892
Private Pay payors	100,803	35,773	136,576
CRO	12,540	1,049	13,589
Total gross accounts receivable (net of contractual allowance adjustments)	$654,037	$133,031	$787,068

Patient charges pending approval from Medicaid and third-party payors are primarily billed as private pay and, where applicable, are recorded net of an estimated contractual allowance at period end. Once an approval to bill Medicaid and/or third-party payors has been obtained, the private pay balance is reversed and a corresponding Medicaid or third-party receivable amount is recorded. The Company's policy is to resolve accounts receivable with pending status on a weekly basis. Pending accounts receivable balances were not significant at December 31, 2004.

Omnicare has standard policies and procedures for collection of its accounts receivable. The Company's collection efforts generally include the mailing of statements, followed up when necessary with delinquency notices, personal and other contacts, the use of an in-house national collections department or outside collection agencies, and potentially mediation/arbitration or litigation when accounts are considered unresponsive. Omnicare's collection efforts primarily relate to its facility and private pay customers. When Omnicare becomes aware that a specific customer is potentially unable to meet part or all of its financial obligations, for example, as a result of bankruptcy or deterioration in the customer's operating results or financial position, the Company includes the balance in its allowance for doubtful accounts requirements. When a balance is deemed uncollectible by Omnicare management (including the national collections department), collections agencies and/or outside legal counsel, the balance is manually written off against the allowance for doubtful accounts. At December 31, 2004, the Company does not have a significant amount of its overall accounts receivable balance placed in mediation/arbitration, litigation or with outside collection agencies.

Given the Company's experience, management believes that the reserves for potential losses are adequate, but if several or more of the Company's larger customers were to unexpectedly default on their obligations, the Company's overall reserves for potential losses may prove to be inadequate. If economic conditions worsen, the payor mix shifts significantly, or the Company's customers' reimbursement rates are adversely affected, impacting Omnicare's customers' ability to pay, management may adjust the allowance for doubtful accounts accordingly, and the Company's accounts receivable collections, cash flows, financial position and results of operations could be affected.

Inventories

The Company maintains inventory at lower of cost or market, with cost determined on the basis of the first-in, first-out method. There are no significant obsolescence reserves recorded since the Company has not historically experienced (nor does it expect to experience) significant levels of inventory obsolescence write-offs.

Omnicare uses a periodic inventory system. Physical inventories are typically performed on a monthly basis at all pharmacy sites, and in all cases at least once a quarter. Cost of goods sold is recorded based on the actual results of the physical inventory counts, and is estimated when a physical inventory is not performed in a particular month. The Company evaluates various criteria in developing estimated cost of goods sold during non-inventory months, including the historical cost of goods sold trends based on prior physical inventory results; a review of cost of goods sold information reflecting current customer contract terms; and consideration and analysis of changes in customer base, product mix, payor mix, state Medicaid and third-party insurance reimbursement levels or other issues that may impact cost of goods sold. Actual cost of goods sold has not varied significantly from estimated amounts in non-physical inventory months.

Goodwill

SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") requires that goodwill and other indefinite-lived intangible assets be reviewed for impairment using a fair value based approach at least annually. SFAS 142 requires the Company to assess whether there is an indication that goodwill is impaired, and requires goodwill to be tested between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of a reporting unit below its carrying amount. The Company's assessments to date have indicated that goodwill has not been impaired.

The Company's assessment of goodwill impairment requires estimates of future cash flows and a weighted-average cost of capital. The estimates of these future cash flows are based on assumptions and projections with respect to future revenues and expenses believed to be reasonable and supportable at the time the annual impairment analysis is performed. Further, they require management's subjective judgments and take into account assumptions about overall growth rates and increases in expenses. To the extent the carrying value of the assets exceed their fair value, an impairment loss would be recorded. Changes in these estimates of future cash flows or weighted-average cost of capital due to unforeseen events and circumstances could cause Omnicare's analysis to indicate that goodwill is impaired in subsequent periods, and could result in the write-off of a portion or all of the Company's goodwill, which could be material to the Company's financial position, results of operations or cash flows. However, given the substantial margin by which fair value exceeded carrying amounts in the latest goodwill impairment review, the Company does not anticipate a material impact on the consolidated financial statements from differences in these assumptions in the near term.

Insurance Accruals

Omnicare is self-insured for certain employee health insurance claims. The Company manages its health insurance risk by obtaining individual and aggregate stop-loss coverage in the amount of $150,000 per claim and 125% of expected aggregate claims, or approximately $10.5 million for the 2004 year. Omnicare insures all of its property and casualty programs (including worker's compensation and professional liability) in excess of self-insured retentions, or deductibles, on the various policies of insurance (which range from between $5,000 and $1,000,000 per claim, depending on the type of coverage). Omnicare closely monitors and continually evaluates its historical claims experience and obtains input from third-party insurance professionals to estimate the appropriate level of accrual for its self-insured programs, including deductibles. These accruals include provision for incurred, as well as incurred but not reported, claims. In developing its self-insurance accrual estimates, the Company's liability calculation also considers the historical claim lag periods and current payment trends of insurance claims (generally 2-3 months for health, and 48-60 months for all other coverages). A change in the historical claim lag period assumption by one month for health insurance claims would affect health insurance expense by approximately $1.1 million pretax. A change in the historical claim lag period by one month for property and casualty insurance claims would affect property and casualty insurance expense by approximately $0.3 million pretax.

Although significant fluctuations may occur in the short term due to unforeseen events and claims, the Company's experience, coupled with its stop-loss coverages, has consistently supported management's assumption that this methodology provides for reasonable insurance expense estimates and accruals over a long-term period. While the ultimate settlement of these claims may vary from the Company's estimates and accruals, Omnicare believes that the accrual amounts and resultant expense provided in the consolidated financial statements are materially correct.

Employee Benefit Plans

For certain of its employee benefit plans, the Company utilizes estimates in developing its actuarial assumptions (including such items as the expected long-term rate of return on plan assets, discount rate and rate of compensation increase, among other items), and relies on actuarial computations to estimate the future potential liability, expense and funding requirements associated with these benefits. While it is required that the actuarial assumptions be reviewed each year as of the measurement date of December 31, the actuarial assumptions generally do not change between measurement dates. During Omnicare's annual review, generally near the beginning of the fiscal year, the Company reviews and updates these assumptions, and considers current market conditions and input from its third-party advisors, including any changes in interest rates, in making these assumptions. These actuarial assumptions and estimates attempt to anticipate future events, and if assessed differently or materially vary from actual results due to changing market and economic conditions, could have a significant impact on the Company's consolidated financial position, results of operations or cash flows. However, a one percentage point change in any of the individual aforementioned assumptions used to calculate the Company's pension obligation, holding all other assumptions constant, would not have a material impact on the Company's operating results.

Income Taxes

The Company estimates its tax assets and liabilities based on current tax laws in the statutory jurisdictions in which it operates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, as well as the realization of deferred tax assets (including those relating to net operating losses). The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized. Omnicare periodically reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on the Company's expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and Omnicare's tax methods of accounting. The Company also reviews its liabilities under SFAS No. 5, "Accounting for Contingencies" ("SFAS 5") which requires an accrual for estimated losses when it is probable that a liability has been incurred and the amount can be reasonably estimated. These projections may change in the future as actual results become known.

If the Company is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then the Company could be required to increase its valuation allowance against its deferred tax assets, resulting in an increase in the effective tax rate.

Omnicare operates in multiple states with varying tax laws. The Company is subject to both federal and state audits of tax returns. While the Company believes it has provided adequately for income tax liabilities in its consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on Omnicare's financial position, results of operations or cash flows. If the provisions for current or deferred taxes are not adequate, if the Company is unable to realize certain deferred tax assets or if the tax laws change unfavorably, the Company could experience potential losses. Likewise, if provisions for current and deferred taxes are in excess of those eventually needed, if the Company is able to realize additional deferred tax assets or if tax laws change favorably, the Company could experience potential gains. A one percentage point change in the Company's overall 2004, 2003 and 2002 effective tax rates would impact income tax expense and net income by \$3.8 million, \$3.1 million and \$2.0 million, respectively (or \$0.03, \$0.03 and \$0.02 per diluted share, respectively).

Stock-Based Compensation

The Company accounts for stock incentive plans under the recognition and measurement principles of

Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost for stock options is reflected in net income, as all options granted under the plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. For footnote disclosure purposes, the Company calculates the impact of using the fair-value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123". Under the fair-value method, the cost of stock option grants and other incentive awards to employees and directors is generally measured by the fair value of the awards on their grant dates and is recognized over the vesting periods of the awards. The Company estimates the fair value of stock option grants as of the date of each grant, using a Black-Scholes option-pricing model. This model incorporates reasoned assumptions regarding (1) the expected volatility of the Company's common stock price, (2) estimated risk-free interest rates, (3) the expected dividend yield, if any, all over the expected lives of the respective options. Considering the importance of each of the above assumptions in the calculation of fair value, the Company re-evaluates the estimate of these assumptions on a quarterly basis. While the Company believes its stock option fair value calculations are materially accurate, a one percentage point change in any of the individual aforementioned assumptions, holding all other assumptions constant, would not have a material impact on the fair value calculated for options or the related pro forma periodic expense recognized by the Company in its footnote disclosure.

Legal Contingencies

As part of its ongoing operations, the Company is subject to various inspections, audits, inquiries and similar actions by governmental/regulatory authorities responsible for enforcing the laws and regulations to which the Company is subject, including reviews of individual Omnicare pharmacy's reimbursement documentation and administrative practices. Oftentimes, these inspections, audits and inquiries relate to prior periods, including periods predating Omnicare's actual ownership of a particular acquired pharmacy. The Company is also involved with various legal actions arising in the normal course of business. Each quarter, the Company reviews the status of any inspections, audits, inquiries, legal claims and legal proceedings and assesses its potential financial exposure. If the potential loss from any of these is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss, in accordance with SFAS 5. To the extent the amount of a probable loss is estimable only by reference to a range of equally probable outcomes, and no amount within the range appears to be a better estimate than any other amount, the low end of the range is accrued. Because of uncertainties related to these matters, the use of estimates, assumptions, judgments and external factors beyond the Company's control, accruals are based on the best information available at the time. As additional information becomes available, Omnicare reassesses the potential liability related to any pending inspections, audits, inquiries, claims and litigation and may revise its estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company's results of operations and financial position.

Recently Issued Accounting Standards

In October 2004, the Financial Accounting Standards Board ("FASB") ratified EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," which requires the shares underlying contingently convertible debt instruments to be included in diluted earnings per share computations using the "if-converted" accounting method, regardless of whether the market price trigger has been met. Under that method, the convertible debentures are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period), and interest expense, net of taxes, related to the convertible debentures is added back to net income. Diluted earnings per common share amounts have been retroactively restated for prior periods presented to give effect to the application of EITF No. 04-8 as it relates to the Company's 4.00% Convertible Debentures issued in the second quarter of 2003. The effect of Omnicare's fourth quarter 2004 adoption of

EITF No. 04-8 was to decrease diluted earnings per share $0.02 for the three months ended December 31, 2004 and 2003; and $0.09 and $0.04 for the years ended December 31, 2004 and 2003, respectively. For purposes of the "if-converted" calculation, 8,451,000 shares were assumed to be converted for the quarters ended December 31, 2004 and 2003, and the year ended December 31, 2004, with 4,653,000 shares assumed to be converted for the year ended December 31, 2003. Additionally, interest expense, net of taxes, of $2.3 million for the quarters ended December 31, 2004 and 2003, and $9.1 million and $5.0 million for the years ended December 31, 2004 and 2003, respectively, was added back to net income for purposes of calculating diluted earnings per share using this method. See further discussion in Notes 1 and 11 of the Notes to Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." This Statement adopts the International Accounting Standards Board (IASB) view related to inventories, that abnormal amounts of idle capacity, freight, handling costs, and spoilage cost should be excluded from inventory and expensed as incurred. This Statement is effective for the Company beginning January 1, 2006. The adoption of the standard is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67," which is not applicable to the Company.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." This Statement is a result of the convergence project between the FASB and the IASB, and updates and clarifies existing accounting pronouncements regarding principles surrounding non-monetary asset exchanges. This Statement is effective for the Company beginning January 1, 2006. The adoption of the standard is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This Statement requires the Company to record compensation costs relating to equity-based payments, in its financial statements, over the requisite service period (usually the vesting period). This Statement is effective for the Company in the interim period beginning July 1, 2005. The Company will elect the "modified prospective application" method of implementing SFAS 123R, which applies to new awards and to awards modified, repurchased, or cancelled after June 30, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of June 30, 2005 shall be recognized as the requisite service is rendered on or after June 30, 2005. Omnicare is currently evaluating the impact of the adoption of SFAS 123R to the Company, but has not yet quantified the effect of this new standard on its financial results for 2005 and future years.

Outlook

The Company derives approximately one-half of its revenues directly from government sources, principally state Medicaid and to a lesser extent federal Medicare programs, and one-half from the private sector (including individual residents, third-party insurers and SNFs).

As part of ongoing operations, the Company and its customers are subject to regulatory changes in the level of reimbursement received from the Medicare and Medicaid programs. Since 1997, Congress has passed a number of federal laws that have effected major changes in the healthcare system.

The Balanced Budget Act of 1997 (the "BBA") sought to achieve a balanced federal budget by, among other things, changing the reimbursement policies applicable to various healthcare providers. In a significant change for the SNF industry, the BBA provided for the introduction in 1998 of the prospective payment system ("PPS") for Medicare-eligible residents of SNFs. Prior to PPS, SNFs under Medicare received cost-based reimbursement. Under PPS, Medicare pays SNFs a fixed fee per patient per day based upon the acuity level of the resident, covering substantially all items and services furnished during a Medicare-covered stay, including pharmacy services. PPS resulted in a significant reduction of reimbursement to SNFs. Admissions of Medicare residents, particularly those requiring complex care, declined in many SNFs due to concerns relating to the adequacy of reimbursement under PPS. This caused a weakness in Medicare census leading to a significant reduction of overall occupancy in the SNFs the Company serves. This decline in occupancy and acuity levels adversely impacted Omnicare's results beginning in 1999, as the Company experienced lower utilization of Omnicare services, coupled with PPS-related pricing pressure from Omnicare's SNF customers.

In 1999 and 2000, Congress sought to restore some of the reductions in reimbursement resulting from PPS. This legislation helped to improve the financial condition of SNFs, motivated them to increase admissions, particularly of higher acuity residents, and stabilized the unfavorable operating trends attributable to PPS. One provision gave SNFs a temporary rate increase for certain specific high-acuity patients beginning April 1, 2000, and ending when the CMS implements a refined patient classification system under PPS. CMS did not implement such refinements in fiscal years 2003, 2004, or 2005, thus continuing the additional rate increases currently in place for certain high-acuity patients. President Bush's proposed fiscal year 2006 budget indicates that CMS intends to implement the refinements in fiscal year 2006, resulting in $1.5 billion in decreased expenditures in 2006. However, it is unclear at this time whether CMS will implement RUG refinement as described in the President's budget proposal. Also, SNF payments under PPS are subject to annual market basket increases, which in the past have partially offset the impact of other temporary rate expirations. Nonetheless, the loss of revenues associated with future changes in SNF payments could, in the future, have an adverse effect on the financial condition of the Company's SNF clients which could, in turn, adversely affect the timing or level of their payments to Omnicare.

In December 2003, Congress enacted the MMA, which includes a major expansion of the Medicare prescription drug benefit under a new Medicare Part D. Until the Part D benefit goes into effect on January 1, 2006, Medicare beneficiaries can receive assistance with their outpatient prescription drug costs through a new prescription drug discount card program, which began in June 2004, and which gives enrollees access to negotiated discounted prices for prescription drugs. Under the MMA, Medicare beneficiaries may enroll in Part D Plans which will provide coverage of outpatient prescription drugs effective as of January 1, 2006. Medicare beneficiaries generally will have to pay a premium to enroll in a Part D Plan, with the premium amount varying from plan to plan, although CMS will provide various federal subsidies to Part D Plans to reduce the cost to beneficiaries. Medicare beneficiaries who are also entitled to benefits under a state Medicaid program (so-called "dual eligibles") will have their prescription drug costs covered by the new Medicare drug benefit, including nursing home residents served by the Company whose drug costs are currently covered by state Medicaid programs.

CMS will provide premium and cost-sharing subsidies to Part D Plans with respect to dual eligible residents of nursing homes. Therefore, such dual eligibles will not be required to pay a premium for enrollment in a Part D Plan, so long as the premium for the Part D Plan in which they are enrolled is at or below the premium subsidy. Dual eligible residents of nursing homes will be entitled to have all of their prescription drug costs covered by a Part D Plan, provided that the prescription drugs which they are taking are either on the Part D Plan's formulary, or an exception to the plan's formulary is granted. CMS will review the formularies of Part D Plans and has indicated that it will require their formularies to include the types of drugs most commonly needed by Medicare beneficiaries, and that plans' formulary exceptions criteria provide for coverage of drugs determined by the plan to be medically appropriate for the enrollee. The MMA also makes available partial premium and cost-sharing subsidies for certain other classes of low-income enrollees who do not qualify for Medicaid.

Pursuant to the final Part D rule, we will obtain reimbursement for drugs we provide to enrollees of a given Part D Plan in accordance with the terms of agreements negotiated between us and that Part D Plan. We intend to negotiate such agreements with Part D Plans under which we would provide drugs and associated services to their enrollees. Until such agreements are negotiated, we will not be able to determine what changes, if any, there may be to the terms and conditions under which we provide drugs and services to Medicare beneficiaries who become enrollees of Part D Plans. The MMA will not change the manner in which Medicare pays for drugs for Medicare beneficiaries covered in a Part A stay. We will continue to receive reimbursement for drugs provided to such residents from the SNFs pursuant to the contracts we have negotiated with each SNF. CMS will be issuing subregulatory guidance on many aspects of the final rule throughout 2005 as the new program is implemented. In addition, the Secretary of the Department of Health and Human Services is required to conduct a study of current standards of practice for pharmacy services provided to patients in long-term care settings, and, among other things, make recommendations regarding necessary actions and appropriate reimbursement to ensure the provision of prescription drugs to Medicare beneficiaries in nursing facilities consistent with existing patient safety and quality of care standards. The MMA also reforms the Medicare Part B prescription drug payment methodology, although the Company's revenues for drugs dispensed under Medicare Part B are not significant in comparison to total revenues. The MMA also includes provisions that will institute administrative reforms designed to improve Medicare program operations. It is uncertain at this time the impact that the MMA's legislative reforms ultimately will have on the Company.

Other healthcare funding issues remain, including pressures on federal and state Medicaid budgets, which has led to decreasing reimbursement rates in certain states. Some states continue to experience budget shortfalls, which may prompt them to consider implementing reductions in Medicaid reimbursement and other cost control measures. While the Company has endeavored to adjust to these pricing pressures, to date, these pressures are likely to continue or escalate, particularly if economic recovery does not emerge, and there can be no assurance that such occurrence will not have an adverse impact on the Company's business.

Longer term, funding for federal and state healthcare programs must consider the aging of the population and the growth in enrollees as eligibility is expanded; the escalation in drug costs owing to higher drug utilization among seniors and the introduction of new, more efficacious but also more expensive medications; and the long-term financing of the Medicare and Medicaid programs. Given competing national priorities, it remains difficult to predict the outcome and impact on the Company of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs.

Demographic trends indicate that demand for long-term care will increase well into the middle of this century as the elderly population grows significantly. Moreover, those over 65 consume a disproportionately high level of healthcare services, including prescription drugs, when compared with the under-65 population. There is widespread consensus that appropriate pharmaceutical care is generally considered the most cost-effective form of treatment for the chronic ailments afflicting the elderly and also one that is able to improve the quality of life. Further, the pace and quality of new drug development is yielding many promising new drugs targeted at the diseases of the elderly. These new drugs may be more expensive than older, less effective drug therapies due to rising research costs. However, they are significantly more effective in curing or ameliorating illness and in lowering overall healthcare costs by reducing, among other things, hospitalizations, physician visits, nursing time and lab tests. These trends not only support long-term growth for the geriatric pharmaceutical industry but also containment of healthcare costs and the well-being of the nation's growing elderly population.

In order to fund this growing demand, the Company anticipates that the government and the private sector will continue to review, assess and possibly alter healthcare delivery systems and payment methodologies. While it is not possible to predict the effect of the new Medicare Part D drug benefit or any further initiatives on Omnicare's business, management believes that the Company's expertise in geriatric pharmaceutical care and pharmaceutical cost management position Omnicare to help meet the challenges of today's healthcare environment. Further, while volatility can occur from time to time in the contract research business owing to factors such as the success or failure of its clients' compounds, the timing or budgetary constraints of its clients, or consolidation within our client base, new drug discovery remains an important priority of drug manufacturers. Drug manufacturers, in order to optimize their research and development efforts, will continue to turn to contract research organizations to assist them in accelerating drug research development and commercialization.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information

In addition to historical information, this report contains certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of management's views and assumptions regarding business performance as of the time the statements are made, and management does not undertake any obligation to update these statements. These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this document (including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words) and all statements which are not statements of historical fact.

Forward-looking statements in this report include, but are not limited to, the following: expectations concerning the Company's financial performance, results of operations, sales, earnings or business outlook; trends in the long-term healthcare and contract research industries generally; expectations concerning the Company's ability to leverage its core business; anticipated growth in alternative institutional markets such as correctional facilities, hospice care, mental health and personal care or supportive living facilities; expectations concerning continued relative stability in the operating environment in the long-term care industry; anticipated demographic trends in the healthcare industry; the impact of drug price inflation; changes in government and other reimbursement formulas to take into account drug price inflation or deflation; the ability to allocate resources in order to enhance gross profit margins; the ability to continue the Company's value creation strategy through expanding its core pharmaceutical business and leveraging that business through the development and expansion of clinical information services; the Company's ability to continue to leverage fixed and variable overhead costs through internal and acquired growth; the impact of the 2003 refinancing in enhancing the Company's financial position and providing financial flexibility to support its ongoing growth strategies; other factors affecting the Company's strategy for future growth; the effectiveness of the Company's unit-of-use controls and computerized documentation system; the effectiveness of the Company's health and outcomes management programs; the ability to leverage the Company's CRO business and its core pharmacy business as anticipated; expectations concerning product and market development efforts; trends concerning the commencement, continuation or cancellation of CRO projects and backlog; the effectiveness of recent cost reduction efforts in the CRO; volatility in the CRO business; anticipated business performance of the CRO in 2005; expectations in the CRO business resulting from streamlining and globalization efforts, the Company's unique capabilities in the geriatric market and strength of presence in the drug development marketplace; trends in healthcare funding issues, including, but not limited to, state Medicaid budgets, enrollee eligibility, escalating drug prices due to higher utilization among seniors and the aging of the population; expectations concerning increasing Medicare admissions and improving occupancy rates; the introduction of more expensive medications, and increasing use of generic medications; the impact of any changes in healthcare policy relating to the future funding of the Medicaid and Medicare programs; the cost-effectiveness of pharmaceuticals in treating chronic illnesses for the elderly; the effectiveness of the Company's formulary compliance program; the effectiveness of the Company's pharmaceutical purchasing programs and its ability to obtain discounts and manage pharmaceutical costs; the adequacy and availability of the Company's sources of liquidity and capital; payments of future quarterly dividends; the adequacy of the Company's net cash flows from operating activities, credit facilities and other long- and short-term debt financings to satisfy the Company's future working capital needs, acquisition contingency commitments, debt servicing, capital expenditures and other financing requirements for the foreseeable future; the ability, if necessary, to refinance indebtedness or issue additional indebtedness or equity; interest rate risk on the Company's outstanding debt; valuations of derivative instruments embedded in the Old Trust PIERS and New Trust PIERS instruments; the adequacy of the Company's allowance for doubtful accounts; expectations concerning inventory write-offs; the adequacy of insurance expense estimates and methodology; the adequacy of the provisions for current or deferred taxes; the impact of reduced government reimbursement rates to the Company's SNF clients which could adversely affect the timing or level of SNF payments to the Company; the impact of the MMA, including the Medicare Part D prescription drug benefit, effective January 1, 2006, as implemented pursuant to CMS regulations and subregulatory guidance; the impact of continued pressure on federal and state Medicaid budgets and budget shortfalls which have led to decreasing reimbursement rates and other cost control measures in certain states; the Company's ability to respond to such federal and state budget shortfalls and corresponding reductions in Medicaid reimbursement rates; the effect of any changes and considerations in long-term healthcare funding policies for Medicare and Medicaid programs; expected demand for long-term care; the pace and quality of new drug development targeted at diseases of the elderly; the impact of newer drugs that, although more expensive, are more efficient at treating illness and thereby reduce overall healthcare costs; trends and expectations concerning long-term growth prospects for the geriatric care industry and the containment of healthcare costs for the elderly; expectations concerning the growth in the elderly population; anticipated changes in healthcare delivery systems and payment methodologies in order to fund growing demand; the ability of the Company to utilize its expertise in geriatric pharmaceutical care and pharmaceutical cost management and its database on drug utilization and outcomes in the elderly to meet the anticipated challenges of the healthcare environment; the effectiveness of the Company's growth strategy in allowing the Company to maximize cash flow, maintain a strong financial position, enhance the efficiency of its operations and continue to develop the Company's franchise in the geriatric pharmaceutical market; the ability of expansion in the Company's core business to provide the Company greater ability to leverage its clinical services and information business, thereby enhancing cost advantages in the institutional pharmacy market; the belief that new drug discovery will remain an important priority for pharmaceutical manufacturers; and expectations concerning opportunities for future growth and the continued need for pharmaceutical manufacturers to utilize contract research businesses in optimizing research and development efforts.

These forward-looking statements, together with other statements that are not historical, involve known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of the Company, include, but are not limited to: overall economic, financial, political and business conditions; trends in the long-term healthcare and contract research industries; competition in the pharmaceutical, long-term care and contract research industries; the impact of consolidation in the pharmaceutical and long-term care industries; trends in long-term care occupancy rates and demographics; the ability to attract new clients and service contracts and retain existing clients and service contracts; trends for the continued growth of the Company's businesses; expectations concerning the development and performance of the Company's informatics business; the effectiveness of the Company's formulary compliance program; trends in drug pricing, including the impact and pace of pharmaceutical price increases; delays and reductions in reimbursement by the government and other payors to customers and to the Company as a result of pressures on federal and state budgets or for other reasons; the overall financial condition of the Company's customers; the ability of the Company to assess and react to the financial condition of its customers; the effectiveness of the Company's pharmaceutical purchasing programs and its ability to obtain discounts and manage pharmaceutical costs; the ability of vendors and business partners to continue to provide products and services to the Company; the continued successful integration of acquired companies and the ability to realize anticipated revenues, economies of scale, cost synergies and profitability; the continued availability of suitable acquisition candidates; pricing and other competitive factors in the industry; increases or decreases in reimbursement rates and the impact of other cost control measures; the impact on the Company's revenues, profits and margins resulting from market trends in the use of newer branded drugs versus generic drugs; the number and usage of generic drugs and price competition in the drug marketplace; the ability to attract and retain needed management; competition for qualified staff in the healthcare industry; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the demand for the Company's products and services; variations in costs or expenses; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the ability of clinical research projects to produce revenues in future periods; the ability to benefit from streamlining and globalization efforts at the CRO; trends concerning CRO backlog; the effectiveness of the Company's implementation and expansion of its clinical and other service programs; the effect of new legislation, government regulations, and/or executive orders, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; the impact of the MMA, including the Medicare Part D prescription drug benefit effective January 1, 2006, as implemented pursuant to CMS regulations and subregulatory guidance; legislation and regulations affecting payment and reimbursement rates for SNFs; trends in federal and state budgets and their impact on Medicaid reimbursement rates; government budgetary pressures and shifting priorities; the Company's ability to adjust to federal and state budget shortfalls; efforts by payors to control costs; the failure of the Company or the long-term care facilities it serves to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to the Company's CRO business for regulatory or other reasons; the outcome of litigation; potential liability for losses not covered by, or in excess of, insurance; the impact of differences in actuarial assumptions and estimates pertaining to employee benefit plans; events or circumstances which result in an impairment of goodwill; market conditions which adversely affect the valuation of the Old Trust PIERS and the New Trust PIERS; the outcome of audit, compliance, administrative or investigatory reviews; volatility in the market for the Company's stock and in the financial markets generally; access to adequate capital and financing; changes in international economic and political conditions and currency fluctuations between the U.S. dollar and other currencies; changes in tax laws and regulations; changes in accounting rules and standards; and other risks and uncertainties described in Company reports and filings with the Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, the Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Corporate and Investor Information

Corporate Offices
Omnicare, Inc.
1600 RiverCenter II
100 East RiverCenter Boulevard
Covington, Kentucky 41011
(859) 392-3300
(859) 392-3333 FAX
www.omnicare.com

Transfer Agent and Registrar-Common Stock
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
(877) 498-8861
Hearing Impaired TDD: (800) 952-9245
www.equiserve.com

4.00% Junior Convertible Subordinated Debentures Trustee/Registrar
SunTrust Bank
Corporate Trust Division
25 Park Place NE
24th Floor
Atlanta, Georgia 30303

Series B 4.00% Trust Preferred Income Equity Redeemable Securities and 4.00% Trust Preferred Income Equity Redeemable Securities Trustee/Registrar
JP Morgan Chase Bank, N.A.
Institutional Trust Services
4 New York Plaza
15th Floor
New York, New York 10004

8.125% Senior Subordinated Notes Trustee/Registrar
SunTrust Bank
Corporate Trust Division
25 Park Place NE
24th Floor
Atlanta, Georgia 30303

6.125% Senior Subordinated Notes Trustee/Registrar
SunTrust Bank
Corporate Trust Division
25 Park Place NE
24th Floor
Atlanta, Georgia 30303

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Chicago, Illinois

Stockholders of Record
The number of holders of record of Omnicare common stock was 2,338 on December 31, 2004, and 2,337 on December 31, 2003. These totals exclude shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks.

Annual Meeting
The Annual Meeting of Stockholders of Omnicare, Inc. will be held at 11:00 a.m. local time on Tuesday, May 17, 2005, at The Marriott at RiverCenter, 10 West RiverCenter Boulevard, Covington, Kentucky.

Dividend Reinvestment Plan
Omnicare's Dividend Reinvestment Plan is a convenient way for stockholders to increase their investment in the Company. This Plan enables stockholders to reinvest dividends and make voluntary cash contributions on a monthly basis for additional share purchases. For more information about the Plan, please contact EquiServe Trust Company at (800) 317-4445 or www.equiserve.com.

Form 10-K
Omnicare's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge. Direct your request to Omnicare's Investor Relations Department at (859) 392-3331 or via e-mail to investor.relations@omnicare.com. The Form 10-K is also available on Omnicare's Web site at www.omnicare.com.

CEO and CFO Certifications
Omnicare's Chief Executive Officer and Chief Financial Officer have provided all certifications required under Securities and Exchange Commission regulations with respect to the financial information and disclosures included in the Financial Review section of this report. The certifications are available as exhibits to Omnicare's Form 10-K and 10-Q reports.

In addition, Omnicare's Chief Executive Officer has filed with the New York Stock Exchange a certification to the effect that, to the best of his knowledge, Omnicare is in compliance with all corporate governance listing standards of the Exchange.

Stockholder Inquiries
Questions concerning Omnicare's operations and financial results should be directed to the Investor Relations Department at (859) 392-3331 or via e-mail to investor.relations@omnicare.com.

Requests for annual reports, press releases and other published information should be directed to (800) DIAL-OCR (800 / 342-5627) or via e-mail to investor.relations@omnicare.com. These documents can also be obtained on Omnicare's Web site at www.omnicare.com.

For changes of address or information concerning transfer of stock, dividends or lost stock certificates, stockholders should contact EquiServe Trust Company at (800) 317-4445. The deaf and hearing impaired may call (800) 952-9245.

Stock Listing
Omnicare's common stock is listed on the New York Stock Exchange under the symbol OCR.

Price Range of Common Stock
The table below shows the quarterly high and low closing prices and quarter-end closing prices of Omnicare's common stock in 2004 and 2003:

	2004			2003		
	High	Low	Close	High	Low	Close
First Quarter	$47.07	$40.87	$44.33	$27.21	$23.46	$27.21
Second Quarter	$44.43	$38.42	$42.81	$33.79	$25.03	$33.79
Third Quarter	$41.63	$26.61	$28.36	$36.62	$32.89	$36.06
Fourth Quarter	$34.80	$27.10	$34.62	$41.68	$35.73	$40.39

Omnicare, Inc.
1600 RiverCenter II
100 East RiverCenter Boulevard
Covington, Kentucky 41011
(859) 392-3300
www.omnicare.com